   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1996


                                                       REGISTRATION NO. 333-6781

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             TWIN LABORATORIES INC.
             (Exact name of registrant as specified in its charter)

             UTAH                           2833                        87-0467271
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                             2120 SMITHTOWN AVENUE
                           RONKONKOMA, NEW YORK 11779
                                 (516) 467-3140
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                      SEE TABLE OF ADDITIONAL REGISTRANTS
                             ---------------------

                                                                 COPY TO:
            PHILIP M. KAZIN, ESQ.                          HOWARD A. SOBEL, ESQ.
               GENERAL COUNSEL                       KRAMER, LEVIN, NAFTALIS & FRANKEL
           TWIN LABORATORIES INC.                            919 THIRD AVENUE
            2120 SMITHTOWN AVENUE                        NEW YORK, NEW YORK 10022
         RONKONKOMA, NEW YORK 11779                           (212) 715-9100
               (516) 467-3140
   (Name, Address, Including Zip Code, and
                   Telephone
  Number, Including Area Code, of Agent For
                   Service)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective and all other conditions to the exchange offer (the "Exchange Offer") pursuant to the registration rights agreement (the "Registration Rights Agreement") described in the enclosed Prospectus have been satisfied or waived.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE


- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF       AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM
    SECURITIES TO BE          TO BE         OFFERING PRICE      AGGREGATE         AMOUNT OF
       REGISTERED           REGISTERED         PER NOTE       OFFERING PRICE   REGISTRATION FEE
- ------------------------------------------------------------------------------------------------
10 1/4% Senior
  Subordinated Notes due
  2006..................    $100,000,000       100%(1)       $100,000,000(1)    $34,482.76(3)
- ------------------------------------------------------------------------------------------------
Guarantees of the
  10 1/4% Senior
  Subordinated Notes due
  2006..................    $100,000,000        -- (2)              --                --
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------


(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933.
(2) Pursuant to Rule 457(n) under the Securities Act of 1933, no separate consideration is payable for the Guarantees.

(3) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               OTHER REGISTRANTS

                                                       PRIMARY
                                                      STANDARD                    ADDRESS, INCLUDING ZIP CODE
                                                     INDUSTRIAL    IRS EMPLOYER      AND TELEPHONE NUMBER
                                   JURISDICTION OF   CLASSIFICATION IDENTIFICATION   INCLUDING AREA CODE, OF
       NAME OF CORPORATION          INCORPORATION    CODE NUMBER      NUMBER      PRINCIPAL EXECUTIVE OFFICE
- ---------------------------------  ---------------   -----------   ------------   ---------------------------
Twinlab Corporation..............     Delaware          2833       11-3317986        2120 Smithtown Avenue
                                                                                     Ronkonkoma, NY 11779
                                                                                        (516) 467-3140
Advanced Research Press, Inc.....     New York        2721/2731    11-2727629        2120 Smithtown Avenue
                                                                                     Ronkonkoma, NY 11779
                                                                                        (516) 467-3140

                             TWIN LABORATORIES INC.

                             CROSS REFERENCE SHEET

           PURSUANT TO ITEM 501(B) OF REGULATION S-K AND RULE 404(A)
                       SHOWING LOCATION IN PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS IN FORM S-4

       REGISTRATION STATEMENT ITEM AND HEADING                        PROSPECTUS CAPTION
- ------------------------------------------------------  -----------------------------------------------
 1.    Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus...............  Facing Page; Cross-Reference Sheet; Outside
                                                        Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages of
         Prospectus...................................  Available Information; Table of Contents;
                                                        Inside Front Pages of Prospectus
 3.    Risk Factors, Ratio of Earnings to Fixed
         Charges and Other Information................  Prospectus Summary; Risk Factors; The Exchange
                                                          Offer, Summary Historical and Pro Forma
                                                          Financial Data; Unaudited Pro Forma Condensed
                                                          Consolidated Financial Data
 4.    Terms of the Transaction.......................  Prospectus Summary; The Exchange Offer;
                                                          Description of New Notes; Incorporation of
                                                          Certain Documents by Reference
 5.    Pro Forma Financial Information................  Unaudited Pro Forma Condensed Consolidated
                                                          Financial Data
 6.    Material Contacts with the Company
         Being Acquired...............................  Not Applicable


 7.    Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters.................................  Not Applicable
 8.    Interests of Named Experts and Counsel.........  Legal Matters; Experts
 9.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..................................  Not Applicable
10.    Information With Respect to S-3 Registrants....  Not Applicable
11.    Incorporation of Certain Information by
         Reference....................................  Incorporation of Certain Documents by Reference
12.    Information with Respect to S-2 or S-3
         Registrants..................................  Not Applicable
13.    Incorporation of Certain Information by
         Reference....................................  Not Applicable
14.    Information with Respect to Registrants Other
         than S-2 or S-3 Registrants..................  Prospectus Cover Page; Available Information;
                                                          Prospectus Summary; Selected Historical
                                                          Financial Data; Unaudited Pro Forma Condensed
                                                          Consolidated Financial Data; Management's
                                                          Discussion and Analysis of Financial
                                                          Condition and Results of Operations;
                                                          Business; Index to Consolidated Financial
                                                          Statements
15.    Information with Respect to S-3 Companies......  Not Applicable
16.    Information with Respect to S-2 or S-3
         Companies....................................  Not Applicable
17.    Information with Respect to Companies Other
         than S-2 or S-3 Companies....................  Not Applicable
18.    Information if Proxies, Consents or
         Authorizations are to be Solicited...........  Not Applicable
19.    Information if Proxies, Consents or
         Authorizations are not to be Solicited or in
         an Exchange Offer............................  Management; Certain Relationships and Related
                                                          Transactions; Principal Stockholders

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS      SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 1996

                             TWIN LABORATORIES INC.
                               OFFER TO EXCHANGE
                            ANY AND ALL OUTSTANDING
                   10 1/4% SENIOR SUBORDINATED NOTES DUE 2006
                  ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                 FOR 10 1/4% SENIOR SUBORDINATED NOTES DUE 2006

                   GUARANTEED BY TWINLAB CORPORATION ("TLC")
                  AND BY ADVANCED RESEARCH PRESS, INC. ("ARP")

     The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York
City time, on             , 1996 (as such date may be extended, the "Expiration
Date").

     Twin Laboratories Inc. (the "Company") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 in principal amount of its 10 1/4% Senior Subordinated Notes due 2006 (the "New Notes") for each $1,000 in principal amount of its outstanding 10 1/4% Senior Subordinated Notes due 2006 (the "Old Notes") (the Old Notes and the New Notes are sometimes collectively referred to herein as the "Notes") held by Eligible Holders. An aggregate principal amount of $100,000,000 of Old Notes is outstanding. See "The Exchange Offer." For purposes of the Exchange Offer, "Eligible Holder" shall mean the registered owner of any Old Notes that remain Transfer Restricted Securities as reflected on the records of Fleet National Bank, as registrar for the Old Notes (in such capacity, the "Registrar"), or any person whose Old Notes are held of record by the depository of the Old Notes. For purposes of the Exchange Offer, "Transfer Restricted Securities" means each Old Note until the earliest to occur of (i) the date on which such Old Note has been exchanged for a New Note in the Exchange Offer, (ii) the date on which such Old Note is registered under the Securities Act of 1933, as amended (the "Securities Act"), and disposed of in accordance with a registration statement or (iii) the date on which such Old
Note is distributed to the public pursuant to Rule 144 under the Securities Act.


     The Company will accept for exchange any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company, and to the terms and provisions of the Registration Rights Agreement dated as of May 7, 1996 (the "Registration Rights Agreement") among the Company, TLC and ARP (the Company's sole existing subsidiary), each of which has guaranteed the Old Notes and has agreed to guarantee the New Notes (collectively, the "Guarantors"), and Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. (collectively, the "Initial Purchasers"). The Old Notes may be tendered only in multiples of $1,000. See "The Exchange Offer."


                                                        (continued on next page)
                             ---------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 18 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFER.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
               The date of this Prospectus is September   , 1996.

     The Old Notes were issued in a transaction (the "Offering") pursuant to which the Company issued an aggregate of $100,000,000 principal amount of the Old Notes to the Initial Purchasers on May 7, 1996 (the "Closing Date") pursuant to a Purchase Agreement dated May 1, 1996 (the "Purchase Agreement") among the Company, the Guarantors and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A and certain other exemptions under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer -- Purpose and Effect."

     The Old Notes were issued under an indenture, dated as of May 7, 1996 (the "Indenture"), among the Company, the Guarantors and Fleet National Bank as trustee (in such capacity, the "Trustee"). The New Notes will be issued under the Indenture as it relates to the New Notes. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of New Notes will not be entitled to the liquidated damages of $0.05 per week per $1,000 principal amount of the Old Notes (up to a maximum amount of $0.30 per week per $1,000 principal amount) otherwise payable under the terms of the Registration Rights Agreement in respect of Old Notes constituting Transfer Restricted Securities held by such holders during any period in which a Registration Default (as defined) is continuing (the "Liquidated Damages") and (iii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights" and "-- Procedures for Tendering Old Notes" and "Description of New Notes."

     The New Notes will bear interest at a rate equal to 10 1/4% per annum from and including their date of issuance. Interest on the New Notes is payable semiannually on May 15 and November 15 of each year (each, an "Interest Payment Date"). Eligible Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of their original issuance or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue on the day prior to the issuance of the New Notes. The New Notes will mature on May 15, 2006. See "Description of New Notes."

     The New Notes will not be redeemable, in whole or in part, prior to May 15, 2001. Thereafter, the New Notes will be redeemable at the redemption prices set forth herein, plus interest accrued thereon to the redemption date. Notwithstanding the foregoing, at any time on or before May 15, 1999, the Company may redeem up to 35% of the original aggregate principal amount of the New Notes, in whole or in part, with the net proceeds of one or more Equity Offerings (as defined herein) at a redemption price equal to 109 1/2% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of New
Notes -- Certain Covenants -- Repurchase of Notes at the Option of the Holder Upon a Change of Control."


     The New Notes will be general unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including borrowings under the New Credit Facility (as defined herein). The payment of the principal of, premium, if any, and interest on the New Notes will be guaranteed fully and unconditionally on an unsecured senior subordinated basis by the Guarantors. The Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guarantors. See "Description of New Notes." See also "Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Indenture permits the Company and its subsidiaries to incur additional indebtedness, including additional Senior Debt.


     Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder, other than as set forth below, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Eligible Holder is not an affiliate of the Company or any Guarantor within the meaning of Rule 405 under the Securities Act, is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer that acquired Old Notes directly from the Company and that receives New Notes for its own account pursuant to the Exchange Offer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction (unless an exemption from registration is otherwise available). See "The Exchange Offer -- Resales of the New Notes." Each broker-dealer that receives New Notes in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making or other trading activities must, in connection with any resale of such New Notes, comply with the prospectus delivery requirements of the Securities Act and must acknowledge that it will deliver a prospectus in connection with any such resale. The Company has agreed that, for a period of 180 days after the date of this Prospectus, it will make this Prospectus, as it may be amended or supplemented from time to time, available for use by any broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities.



     As of September 15, 1996, Cede & Co. ("Cede"), as nominee for The Depository Trust Company, New York, New York ("DTC"), was the registered holder of $97.95 million aggregate principal amount of the Old Notes and held such Old Notes for 38 of its participants. The Company believes that no such participant is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company or any Guarantor. There has previously been only a limited secondary market, and no public market, for the Old Notes. The Old Notes are eligible for trading in the Private Offering, Resales and Trading through Automatic Linkages ("PORTAL") market. There can be no assurance as to the liquidity of the trading market for either the New Notes or the Old Notes. The New Notes constitute securities for which there is no established trading market, and the Company does not currently intend to list the Notes on any securities exchange. If such a trading market develops for the New Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, the New Notes may trade at a discount from their face value. See "Risk Factors -- Absence of Public Market for the New Notes."


     The Company will not receive any proceeds from this Exchange Offer. Pursuant to the Registration Rights Agreement, the Company will bear all expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.


     $97.95 million aggregate principal amount of the Old Notes were issued originally in global form (the "Global Old Note"). The Global Old Note was deposited with, or on behalf of, DTC, as the initial depository with respect to the Old Notes (in such capacity, the "Depository"). The Global Old Note is registered in the name of Cede, as nominee of DTC, and beneficial interests in the Global Old Note are shown on, and transfers thereof are effected only through, records maintained by the Depository and its participants. The use of the Global Old Note to represent certain of the Old Notes permits the Depository's participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with the Depository's established procedures without the need to transfer a physical certificate. Except as provided below, the New Notes will also be issued initially as a note in global form (the "Global New Note", and together with the Global Old Note, the "Global Notes") and deposited with, or on behalf of, the Depository. Notwithstanding the foregoing, holders of Old Notes that are held, at any time, by a person that is not a qualified institutional buyer under Rule 144A (a "Qualified Institutional Buyer"), and any Eligible Holder that is not a Qualified Institutional Buyer that exchanges Old Notes in the Exchange Offer, will receive the New Notes in certificated form and is not, and will not be, able to trade such securities through the Depository unless the New Notes are resold to a Qualified Institutional Buyer. After the initial issuance of the Global New Note, New Notes in certificated form will be issued in exchange for a holder's proportionate interest in the Global New Note only as set forth in the Indenture.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    5
Prospectus Summary....................................................................    6
Risk Factors..........................................................................   18
The Exchange Offer....................................................................   27
Capitalization........................................................................   34
Unaudited Pro Forma Condensed Consolidated Financial Data.............................   35
Selected Historical Financial Data....................................................   38
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   40
Business..............................................................................   45
Management............................................................................   60
Certain Relationships and Related Transactions........................................   63
Principal Stockholders................................................................   65
Description of New Notes..............................................................   67
Description of New Credit Facility....................................................   93
Description of Capital Stock of TLC...................................................   95
Certain Federal Income Tax Consequences...............................................   97
Plan of Distribution..................................................................   99
Incorporation of Certain Documents By Reference.......................................   99
Legal Matters.........................................................................  100
Experts...............................................................................  100
Index to Consolidated Financial Statements............................................  F-1

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-4 under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this Prospectus referring to a document filed as an exhibit or schedule to the Registration Statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions. In addition, upon the effectiveness of the Registration Statement filed with the Commission, the Company and the Guarantors will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, TLC will file periodic reports and other information with the Commission relating to its business, financial statements and other matters, including therein, where applicable, summarized financial information of the Company and ARP. Any interested parties may inspect and/or copy the Registration Statement, its schedules and exhibits, and the periodic reports and other information filed in connection therewith, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. The obligations of TLC under the Exchange Act to file periodic reports and other information with the Commission may be suspended, under certain circumstances, if the New Notes are held of record by fewer than 300 holders at the beginning of any fiscal year and are not listed on a national securities exchange. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) all annual, quarterly and current reports that the Company is or would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, for so long as any of the Old Notes remain Transfer Restricted Securities, the Company has agreed to make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d) (4) under the Securities Act.



     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENT HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS FILED BY THE COMPANY, INCLUDING EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE TO ANY REGISTERED HOLDER OR BENEFICIAL OWNER OF THE OLD NOTES UPON WRITTEN OR ORAL REQUEST AND WITHOUT CHARGE FROM TWIN LABORATORIES INC., 2120 SMITHTOWN AVENUE, RONKONKOMA, NEW YORK 11779, ATTENTION: GENERAL COUNSEL. TELEPHONE REQUESTS MAY BE DIRECTED TO THE COMPANY AT (516) 467-3140. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY OCTOBER 10, 1996.


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION WITH RESPECT TO ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the term "Continuing Stockholders" collectively refers to Brian, Dean, Neil, Ross and Steve Blechman and Stephen Welling, and the term "Stockholders" collectively refers to the Continuing Stockholders together with David and Jean Blechman. Unless the context otherwise requires, the term "Company" refers to (a) Twin Laboratories Inc. and, unless otherwise indicated and as applicable, each of its subsidiary, Advanced Research Press, Inc. ("ARP"), and its parent, Twinlab Corporation when used with respect to information about events occurring upon completion of or after the Acquisition (as defined herein) or when giving pro forma effect thereto and (b) collectively Natur-Pharma Inc., Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc., all of which were affiliated entities, as such entities existed prior to the consummation of the Acquisition, when used with respect to historical information contained herein. The term "TLC" means Twinlab Corporation excluding its direct and indirect subsidiaries.

                                  THE COMPANY


     The Company believes based upon its knowledge of the nutritional supplement industry that it is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 stockkeeping units (SKU's). The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB(R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs(R) and Alvita(R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.



     Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and EBITDA every year since 1990. In particular, during the three-year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and EBITDA of 22.0% and 38.6%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and EBITDA growth of 33.9% to $33.5 million, as compared to fiscal year 1994. For the six months ended June 30, 1996, the Company achieved net sales of $81.8 million and EBITDA of $20.5 million, representing an increase of 17.2% and 41.1%, respectively, as compared to the six months ended June 30, 1995.



     The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over 90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains, including those which sell the Company's products such as General Nutrition Companies, Inc. ("GNC"), Whole Foods Market ("WFM"), Wild Oats Markets, Fresh Fields, and other industry participants continue to add stores in new and existing markets. Certain of these chains, such as GNC and WFM, manufacture and market their own private label products in addition to selling brand name products manufactured by third parties such as the Company. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.



     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates in a 1994 market report conducted by Packaged Facts (the "Packaged Facts Report"), an independent research firm, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and other supplements, which management believes will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.



     Twin Laboratories Inc. is incorporated under the laws of the State of Utah and maintains its principal executive offices at 2120 Smithtown Avenue, Ronkonkoma, New York 11779. Its telephone number is (516) 467-3140.


                               BUSINESS STRATEGY

     The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

     Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995, the Company invested $11.1 million, an increase of 27% over fiscal 1994, in marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

     Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

     Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

     Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a 98% fill rate for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.


     Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 44 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.



     Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc. (Alvita), and in each case has embarked on successful expansion programs which resulted in substantially higher sales and EBITDA for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company intends to actively pursue acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals. Some of such acquisition opportunities may be material and some are currently under investigation, discussion or negotiation, including opportunities in the natural foods and natural personal care products industries. There can be no assurance that any such opportunities will result in a completed acquisition. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. See "Risk Factors -- Risks of Future Acquisitions."


                           ISSUANCE OF THE OLD NOTES


     The outstanding $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006 (the "Old Notes") were sold by the Company to Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. (the "Initial Purchasers"), on May 7, 1996 (the "Closing Date") pursuant to a Purchase Agreement, dated May 1, 1996 (the "Purchase Agreement"), among the Company, TLC and ARP (collectively the "Guarantors") and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and other available exemptions under the Securities Act (the "Offering"). The Company also entered into the Registration Rights Agreement, dated as of the Closing Date (the "Registration Rights Agreement"), among the Company, the Guarantors and the Initial Purchasers, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. Under the Registration Rights Agreement, the Company agreed, for the benefit of the holders of the Old Notes that it would, at its own cost, (i) within 60 days after the Closing Date file a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer to exchange the Old Notes for New Notes, which will have terms substantially identical to the Old Notes and (ii) use its best efforts to cause such Exchange Offer Registration Statement to be declared effective under the Securities Act within 135 days after the Closing Date. If the Company is unable to effect such an Exchange Offer or if for any other reason the Exchange Offer is not consummated within 60 days after the effective date of the Exchange Offer Registration Statement, the Company is obligated under the Registration Rights Agreement to file a shelf registration statement with the Commission covering resales of the Old Notes. If the Company defaults with respect to its obligations under the Registration Rights Agreement (as defined herein, a "Registration Default"), the Company will be obligated to pay Liquidated Damages of $0.05 per week per $1,000 principal amount of Old Notes outstanding (up to a maximum of $0.30 per week per $1,000 principal amount of Old Notes). The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "-- The Exchange Offer" and "The Exchange Offer -- Purpose and Effect."


                                THE ACQUISITION


     The Stockholders, TLC, Natur-Pharma Inc. and Green Equity Investors II, L.P. ("GEI") entered into a Stock Purchase and Sale Agreement, dated as of March 5, 1996, as amended (the "Acquisition Agreement"), pursuant to which, among other things, on the Closing Date (i) GEI acquired 48% of the common stock of TLC for aggregate consideration of $4.8 million and shares of non-voting junior redeemable preferred stock of TLC (the "Junior Preferred Stock") for aggregate consideration of $37.0 million, (ii) certain other investors acquired 7% of the common stock of TLC for aggregate consideration of $0.7 million and shares of non-voting senior redeemable preferred stock of TLC (the "Senior Preferred Stock," and, together with the Junior Preferred Stock, the "Preferred Stock") for aggregate consideration of $30.0 million, (iii) the Continuing Stockholders exchanged certain of their shares of common stock of Natur-Pharma Inc. for 45% of the outstanding shares of common stock of TLC, valued at $4.5 million, (iv) TLC purchased all of the remaining shares of common stock of Natur-Pharma Inc. from the Stockholders for cash, resulting in Natur-Pharma Inc. becoming a wholly owned subsidiary of TLC, (v) Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation and B. Bros. Realty Corporation merged into Natur-Pharma Inc. (the "Natur-Pharma Merger"); and Advanced Research Press, Inc. merged with Natur-Pharma II Inc., a wholly owned subsidiary of Natur-Pharma Inc. (together with the Natur-Pharma Merger, the "Mergers"; the surviving entity in such merger is referred to herein as "ARP") and (vi) in connection with such mergers the Stockholders received cash in consideration for all of their shares of capital stock of Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc. The total cash consideration that the Stockholders received was approximately $212.5 million, the majority of which was paid to David and Jean Blechman. Of the total cash consideration to the Stockholders, approximately $15.3 million represented consideration for the Non-

Competition Agreements (as defined herein). See "Management -- Employment Agreements." The transactions described above are hereinafter referred to as the "Acquisition." Concurrently with the consummation of the Acquisition, the Company consummated the Offering and entered into the New Credit Facility (which provides for a term facility in the amount of $53.0 million and a revolving credit facility in the amount of $15.0 million) (the "New Credit Facility," and, collectively with the Acquisition and the Offering, the "Transactions"). The net cash proceeds of the Offering were used, together with borrowings under the New Credit Facility, the proceeds from the issuance of the common stock and Preferred Stock of TLC and available cash of the Company, to finance the Acquisition, to refinance approximately $7.0 million aggregate principal amount of debt of the Company and to pay related fees and expenses. See "Description of New Notes," "Description of New Credit Facility" and "Description of Capital Stock of TLC." In connection with the Acquisition, Natur-Pharma Inc.'s name was changed to Twin Laboratories Inc. Subsequent to the Transactions, the Company repaid approximately $3.0 million of outstanding indebtedness under the term facility contained in the New Credit Facility.



     The consolidated financial statements of TLC contained in this Prospectus include the financial statements of Twin Laboratories Inc. and TLC's indirect wholly owned subsidiary, ARP, after giving retroactive effect, in a manner similar to a pooling of interests, to the Mergers pursuant to the Acquisition. The Old Notes are, and the New Notes will be, jointly and severally guaranteed by TLC and ARP on a full and unconditional unsecured senior subordinated basis. TLC has no separate operations and no significant assets other than TLC's investment in Twin Laboratories Inc. and, through Twin Laboratories Inc., in ARP. Accordingly, the Company has determined that separate financial statements of Twin Laboratories Inc. and ARP would not be material to investors and, therefore, are not included herein.

                               THE EXCHANGE OFFER


The Exchange Offer.........  The Company is offering, upon the terms and subject to the conditions set forth herein and in the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 in principal amount of its 10 1/4% Senior Subordinated Notes due 2006 (the "New Notes," with the Old Notes and the New Notes sometimes collectively referred to herein as the "Notes") for each $1,000 in principal amount of the outstanding Old Notes (the "Exchange Offer"). As of the date of this Prospectus, $100.0 million in aggregate principal amount of the Old Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of September 15, 1996, there were two registered holders of the Old Notes, including Cede & Co. ("Cede") which held $97.95 million of aggregate principal amount of the Old Notes for 38 of its participants. See "The Exchange Offer -- Terms of the Exchange Offer."


Expiration Date............  5:00 p.m., New York City time, on             ,
                             1996, as the same may be extended. See "The
                             Exchange Offer -- Expiration Date; Extensions;
                             Amendments."

Conditions of the Exchange
  Offer....................  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to the condition that it does not violate any applicable law or interpretation of the staff of the Commission. See "The Exchange
                             Offer -- Conditions of the Exchange Offer."

Termination of Certain
Rights.....................  Pursuant to the Registration Rights Agreement and
                             the Old Notes, Eligible Holders of Old Notes (i) have rights to receive the Liquidated Damages and
                             (ii) have certain rights intended for the holders of unregistered securities. "Liquidated Damages" means damages of $0.05 per week per $1,000 principal amount of Old Notes constituting Transfer Restricted Securities (up to a maximum of $0.30 per week per $1,000 principal amount) during the period in which a Registration Default is continuing pursuant to the terms of the Registration Rights Agreement. Holders of New Notes generally will not be and, upon consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to (i) the right to receive the Liquidated Damages or (ii) certain other rights under the Registration Rights Agreement intended for holders of unregistered securities. See "The Exchange
                             Offer -- Termination of Certain Rights" and
                             "-- Procedures for Tendering Old Notes."

Accrued Interest on the Old
  Notes....................  The New Notes will bear interest at a rate equal to
                             10 1/4% per annum from and including their date of issuance. Eligible Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of original issuance of the Old Notes or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange, which accrues at the rate of 10 1/4% per annum, will cease to accrue on the day prior to the issuance of the New Notes.

Procedures for Tendering
Old Notes..................  Unless a tender of Old Notes is effected pursuant to the procedures for book-entry transfer as provided herein, each Eligible Holder desiring to accept the Exchange Offer must complete and sign the Letter of Transmittal, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal, together with the Old Notes or a Notice of Guaranteed Delivery and any other required documents (such as evidence of authority to act, if the Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange Agent (as defined) at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any Beneficial Owner (as defined) of the Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer, should instruct such entity or person to promptly tender on such Beneficial Owner's behalf. See "The Exchange Offer -- Procedures for Tendering Old Notes." By tendering Old Notes for exchange, each registered holder will represent to the Company that, among other things, (i) neither the Eligible Holder nor any Beneficial Owner is an affiliate of the Company or any Guarantor within the meaning of Rule 405 under the Securities Act,
                             (ii) any New Notes to be received by the Eligible Holder or any Beneficial Owner are being acquired in the ordinary course of business, (iii) neither the Eligible Holder nor any Beneficial Owner has an arrangement or understanding with any person to participate in the distribution of the New Notes and (iv) if the Eligible Holder or Beneficial Owner, as applicable, is a broker-dealer that acquired Old Notes for its own account as a result of market making or other trading activities, such Eligible Holder or Beneficial Owner must comply with the prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and must agree that it will deliver a prospectus in connection with any such resale.


Guaranteed Delivery
  Procedures...............  Eligible Holders of Old Notes who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange Offer -- Procedures for Tendering Old Notes -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
  Delivery of New Notes....  Upon satisfaction or waiver of all conditions of the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer -- Acceptance of Old Notes for Exchange; Delivery of New Notes."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                             Offer -- Withdrawal Rights."


Certain Federal Income Tax
  Considerations...........  Generally, the exchange pursuant to the Exchange
                             Offer will not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Consequences -- The Exchange Offer."


The Exchange Agent.........  Fleet National Bank is the exchange agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- The Exchange Agent; Assistance."

Fees and Expenses..........  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company. The Company will also pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."


Resales of the New Notes...  Based on interpretations by the staff of the
                             Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or
                             (ii) a person that is an affiliate of the Company or any Guarantor within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer -- Resales of the New Notes" and "Plan of Distribution."


                            DESCRIPTION OF NEW NOTES

     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the New Notes will not be entitled to Liquidated Damages and (iii) holders of the New Notes will not be, and upon consummation of the Exchange Offer, Eligible Holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in limited circumstances. See "Exchange Offer -- Termination of Certain Rights." The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of the New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights" and "-- Procedures for Tendering Old Notes" and "Description of New Notes."

Maturity...................  May 15, 2006.

Interest...................  10 1/4% payable in cash semi-annually in arrears, calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates.....  May 15 and November 15, commencing on November 15,
                             1996.

Optional Redemption........  The New Notes will be redeemable at the option of the Company, in whole or in part, on or after May 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, prior to May 15, 1999, the Company may redeem from time to time up to 35% of the aggregate principal amount of the Notes originally outstanding at a redemption price equal to 109 1/2% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more Equity Offerings (as defined herein); provided, that at least 65% of the aggregate principal amount of the Notes originally outstanding remains outstanding immediately after the occurrence of such redemption. See "Description of Notes -- Optional Redemption."


Guarantees.................  The New Notes will be guaranteed (the "Guarantees")
                             fully and unconditionally on an unsecured senior subordinated basis by TLC, ARP, the Company's only existing subsidiary, and all of the Company's future subsidiaries (other than Unrestricted Subsidiaries) (ARP and such future subsidiaries are collectively referred to as the "Subsidiary Guarantors" and, together with TLC, collectively, as the "Guarantors"). See "Description of New
                             Notes -- General."



Ranking....................  The New Notes and the Guarantees will be general unsecured obligations of the Company and the Guarantors, respectively, subordinated in right of payment to all existing and future Senior Debt of the Company and the Guarantors, as applicable, including borrowings under the New Credit Facility. As of June 30, 1996, the Company had approximately $50.4 million of outstanding Senior Debt, substantially all of which was secured, and approximately $0.4 million of debt which ranks pari passu with the Notes in right and priority of payment.



Change of Control Offer....  Upon a Change of Control, the Company will be required to offer to repurchase all outstanding New Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The Company will comply with Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in the event that a Change of Control occurs and the Company is required under the Indenture to make a Change of Control Offer (as defined herein). See "Description of Notes -- Certain
                             Covenants -- Repurchase of Notes at the Option of the Holder Upon a Change of Control" and "Risk Factors -- Effect of Change of Control."


Certain Covenants..........  The Indenture contains certain covenants with respect to the Company and the Subsidiary
                             Guarantors that limit the ability of the Company and the Subsidiary Guarantors to, among other things, (i) incur additional Indebtedness (as defined herein) and issue certain preferred stock,
                             (ii) pay dividends or make other distributions,
                             (iii) layer Indebtedness, (iv) create certain liens, (v) sell certain assets, (vi) enter into certain transactions with affiliates, or (vii) enter into certain mergers or consoli-dations involving the Company. See "Description of Notes -- Certain Covenants."

Absence of a Public Market
for the New Notes..........  The New Notes are a new issue of securities with no established market. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. However, none of the Initial Purchasers is obligated to do so, and any market making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing of the New Notes on a securities exchange.


     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK

FACTORS."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The summary information below presents historical consolidated financial data and unaudited pro forma condensed consolidated financial data for the periods indicated which have been derived from the audited and unaudited financial statements of TLC. The results for the interim periods are not necessarily indicative of the results for the full fiscal year. The summary unaudited pro forma condensed consolidated operating data for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 give effect to the Transactions as if the Transactions had been consummated as of January 1, 1995. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto. The pro forma financial data set forth below are not necessarily indicative of the results that would have been achieved had the Transactions been consummated as of the dates indicated or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data" and the Consolidated Financial Statements of TLC and the notes thereto included elsewhere in this Prospectus.



                                                                                     SIX MONTHS
                                           YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                              -------------------------------------------------   -----------------
                               1991      1992      1993       1994       1995      1995      1996
                              -------   -------   -------   --------   --------   -------   -------
                                                  (IN THOUSANDS, EXCEPT RATIOS)
OPERATING DATA:
  Net sales.................  $70,165   $83,014   $99,897   $117,342   $148,735   $69,820   $81,837
  Gross profit..............   25,501    31,800    37,766     47,095     58,803    27,774    33,985
  Operating expenses........   14,570    17,463    21,125     23,022     27,191    13,779    14,816
  Income from operations....   10,931    14,337    16,641     24,073     31,612    13,995    19,169
  Nonrecurring and
     transaction expenses...       --        --        --         --        656        --    15,700
  Net income (loss).........   10,162    13,435    16,676     21,693     30,224    13,729      (663)(a)
PRO FORMA RELATING TO CHANGE
  IN TAX STATUS:(B)
  Historical income before
     provision for income
     taxes..................  $10,331   $14,010   $16,906   $ 21,938   $ 30,464   $13,821   $ 1,170
  Pro forma provision for
     income taxes...........    4,017     5,436     6,644      9,087     12,060     5,471     6,588
                              -------   -------   -------   --------   --------   -------   -------
  Pro forma net income
     (loss).................  $ 6,314   $ 8,574   $10,262   $ 12,851   $ 18,404   $ 8,350   $(5,418)(a)
                              =======   =======   =======   ========   ========   =======   =======
OTHER DATA:
  EBITDA(c).................  $11,734   $15,229   $17,446   $ 25,023   $ 33,516   $14,509   $20,470
  Capital expenditures......    1,472     1,304     4,904      1,786      2,641     2,073       483
  Depreciation..............      783       806       710        851        909       464       549
  Amortization..............       20        86        95         99        102        50       193
  Ratio of earnings to fixed
     charges(d).............     13.7x     16.6x     19.8x      21.2x      24.1x     23.0x      1.4x(a)



                                                                                    SIX MONTHS
                                                                                  ENDED JUNE 30,
                                                             YEAR ENDED         -------------------
                                                          DECEMBER 31, 1995      1995        1996
                                                          -----------------     -------     -------
                                                                (IN THOUSANDS, EXCEPT RATIOS)
PRO FORMA DATA:
  Net sales...........................................        $ 148,735         $69,820     $81,837
  EBITDA(c)...........................................           33,516          14,509      20,470
  Income from operations..............................           31,212          13,795      19,028
  Cash interest expense(e)............................           14,735           7,369       7,376
  Ratio of EBITDA to cash interest expense............              2.3x            2.0x        2.8x
  Ratio of EBITDA less capital expenditures to cash
     interest expense.................................              2.1x            1.7x        2.7x
  Ratio of net debt to EBITDA(f)......................               --              --         7.0x

                                                                                     AS OF
                                                                                 JUNE 30, 1996
                                                                                 --------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities..........................       $  8,185
Net working capital (excluding cash and cash equivalents, marketable
  securities and current debt)...............................................         37,252
Total assets.................................................................        141,163
Total debt (including current debt)..........................................        150,735
Senior and junior redeemable Preferred Stock.................................         67,000
Shareholders' deficit........................................................        (94,721)


- ---------------


(a) Reflects $15.3 million of nonrecurring non-competition agreement expense and $0.4 million of transaction expenses.


(b) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, became subject to federal and state income taxes.


(c) EBITDA represents income from operations before depreciation and amortization expense, and certain other charges related to legal settlements, increases in inventory reserves, a tax settlement relating to a limited partnership interest, which interest is expected to be divested, and the LGP Management Fee (as defined herein). While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(d) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and one-third of rental expenses, representing that portion of rental expenses attributable to interest) to income before unusual item, provision for income taxes and extraordinary item, and dividing that sum by such fixed charges.


(e) Represents total interest expense less amortization of deferred financing fees.


(f) Net debt represents total debt less cash and cash equivalents and marketable securities.

                                  RISK FACTORS

     Holders of Notes should carefully consider the following risk factors, as well as other information contained, and incorporated by reference, in this Prospectus, affecting the business of the Company. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Prospectus Summary -- Business Strategy" and "Business -- Business Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

LEVERAGE


     The Company is highly leveraged. As of June 30, 1996, the Company had (i) approximately $150.7 million of outstanding debt, of which approximately $50.4 million was Senior Debt, substantially all of which Senior Debt was secured and
(ii) shareholders' deficit of $94.7 million. See "Capitalization." This leverage, together with restrictions in the Company's financing instruments, may limit the Company's ability to obtain additional debt financing in the future and to respond to changing business and economic conditions and could adversely affect its ability to effect its business strategies. See "Description of New Notes" and "Description of New Credit Facility." Required payments of principal and interest on the Company's long-term debt are expected to be financed from operating cash flow, thus limiting the availability of such cash flow for other corporate purposes. The Company's ability to generate sufficient cash to meet its obligations is subject to many factors, certain of which are beyond its control, including economic conditions, regulatory factors and competition. While the Company believes that, based on current levels of operations and anticipated growth, its cash flow from operations, together with other sources of liquidity, will be adequate to meet its obligations, there can be no assurance that its actual cash flow will in fact be sufficient to service its debt. The Company's ability to grow is dependent on prevailing economic conditions and financial, business and other factors beyond its control. In the event the Company's operating cash flow and working capital are not sufficient to fund the Company's expenditures or to service its debt, including the Notes, the Company would be required to raise additional funds through capital contributions, the refinancing of all or part of its debt or the sale of assets. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations.


SUBORDINATION OF THE NOTES


     The Notes are subordinated in right of payment to all Senior Debt of the Company, including indebtedness under the New Credit Facility. Further, the New Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries as well as by TLC's interest in the capital stock of the Company. In addition, the Guarantees are subordinated in right of payment to all Senior Debt of the Guarantors, including the guarantee of indebtedness under the New Credit Facility. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company or the Guarantors, the assets of the Company and the Guarantors will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The aggregate principal amount of Senior Debt to which the Notes were subordinated as of June 30, 1996 was approximately $50.4 million. Additional Senior Debt may be incurred by the Company and the Guarantors from time to time, subject to certain restrictions. See "Description of New Credit Facility" and "Description of New Notes -- Subordination."

FRAUDULENT CONVEYANCE CONSIDERATIONS

     The obligations of the Company under the Notes may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy case or a lawsuit (including in circumstances where bankruptcy is not involved) is commenced by or on behalf of any unpaid creditor of the Company or a representative of the Company's creditors. If a court in such a lawsuit were to find that, at the time the Company issued the Notes, or as a consequence of the Acquisition, the Company (i) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) did not receive fair consideration or reasonably equivalent value for issuing such Notes and the Company (a) was insolvent, (b) was rendered insolvent, (c) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Notes and the Company's obligations thereunder, and direct the return of any amounts paid thereunder to the Company or to a fund for the benefit of its creditors. Alternatively, in such event, claims of the holders of such Notes could be subordinated to claims of the other creditors of the Company. The Company's obligations under the Notes will be guaranteed by the Guarantors, and the Guarantees may also be subject to review under federal and state fraudulent transfer laws. If a court were to determine that at the time a Guarantor became liable under its Guarantee, it satisfied either of clauses (i) or (ii) in the foregoing paragraph, the court could void the Guarantee and direct the repayment of amounts paid thereunder.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a company would be considered insolvent if the sum of its debts, including contingent liabilities, is greater than all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature. The obligations of each Guarantor under its guarantee, however, will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. See "Description of New Notes."

     The Company believes that based upon forecasts and other financial information, including the pro forma financial statements reflecting the Transactions, the Company is and will continue to be solvent, that it will have sufficient capital to carry on its business and will be and will continue to be able to pay its debts as they mature.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS


     The Indenture does not contain any provisions specifically intended to protect the holders of Notes in the event of a future highly leveraged transaction involving the Company. However, the Indenture and the New Credit Facility impose upon the Company certain financial and operating covenants, including, among others, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures and restrictions on the ability of the Company to incur debt, pay dividends or take certain other corporate actions, all of which may restrict the Company's ability to expand or to pursue its business strategies. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments. See "Description of New Notes -- Certain Covenants" and "Description of New Credit Facility."



EFFECT OF CHANGE OF CONTROL



     Under the Indenture, the Company is required to make an offer (a "Change of Control Offer") to purchase all of the Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, upon the occurrence of a Change of Control. See "Description of New Notes -- Certain Covenants -- Repurchase of Notes at the Option of the Holder Upon a Change of Control." Any Change of Control, and any repurchase of the Notes required under the Indenture upon a Change of Control, would also constitute an event of default under the New Credit Facility, with the result that the obligations of the Company thereunder could be declared due and payable. Any acceleration of the Company's obligations under the New Credit Facility would make it unlikely that the Company would be able to purchase the Notes pursuant to a Change of Control Offer. In addition, in the event of a "change of control" (as defined), TLC will be required to make an offer to repurchase the outstanding Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends.



     Under the Indenture, a Change in Control includes a sale of "all or substantially all" of the assets of the Company or TLC. The determination of whether an asset disposition would constitute all or substantially all of the assets of the Company or TLC, and thereby trigger a requirement to make a Change of Control Offer, is uncertain under New York law, which governs the interpretation of the Indenture, and has been the subject of judicial interpretation in few jurisdictions. Courts addressing the issue have held that each determination is dependent on the particular facts involved in the disposition. As a result, there may be a degree of uncertainty in ascertaining the proportion of assets that would be necessary to constitute a sale of "all or substantially all" of the assets of the Company or TLC for purposes of the Indenture.


DEPENDENCE ON KEY PERSONNEL


     The Company believes that its continued success depends to a significant extent on the management and other skills of Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman and Steve Blechman (the "Blechman Brothers"), as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. The loss or unavailability of the services of one or more of the Blechman Brothers could have a material adverse effect on the Company. The Company has entered into long-term employment agreements with each of the Blechman Brothers and, as of August 31, 1996, each of the Blechman Brothers owns approximately 9% of the outstanding common stock of TLC. See "Management" and "Prospectus Summary -- The Acquisition."



CERTAIN GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING CERTAIN PRODUCTS CONTAINING EPHEDRINE



     Approximately 14 of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Such products accounted for approximately 11.7% of the Company's net sales for the fiscal year ended December 31, 1995, and approximately 10.5% of the Company's net sales for the six months ended June 30, 1996. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and for other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.



     Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects, including the deaths of several individuals. The FDA has placed on public file a list of over 600 such alleged adverse events. The death in Florida of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing product (which was not manufactured or distributed by the Company), received significant coverage in the press and national media. A press release dated August 2, 1996 issued by the Massachusetts Department of Public Health reported that a 23 year-old college student died in April 1996 of a heart problem associated with ephedrine toxicity from the ingestion of a protein drink containing Ma Huang. While press coverage and the deceased's death certificate have reported that such protein drink is Ripped Fuel, one of the Company's ephedrine-containing products, the Company does not have sufficient information to make an assessment of this matter.



     On April 10, 1996, the FDA issued a statement (the "Statement") warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that often portray the products as apparent alternatives to illegal street drugs. None of the Company's products which contain Ma Huang are marketed for such purpose. The Statement explains that the products portrayed as alternatives to illegal street drugs pose significant health risks to consumers -- dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death -- and that the labels on such products claim or imply that they produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy and other effects. In August 1996, the FDA sent warning letters to several companies marketing such products as alternatives to street drugs, indicating that enforcement action with respect to such products may be initiated.



     In August 1996, the FDA convened a Food Advisory Committee (the "Committee") meeting to review and make recommendations concerning the safety and appropriate labeling of Ma Huang-containing dietary supplements. The FDA, after considering the differing views expressed at the Committee meeting, may propose regulations that will require reduced dosages coupled with strict manufacturing standards, labeling restrictions and a prohibition against combining Ma Huang with other central nervous system stimulants such as caffeine. There can be no assurance that such regulations will not prohibit either the sale of dietary supplements containing Ma Huang in combination with any other ingredients or the sale of all dietary supplements containing any Ma Huang. The promulgation of such regulations would require the Company to reformulate and relabel substantially all of its Ma Huang products. There can be no assurance as to the final form or content of any FDA regulations concerning Ma Huang-containing dietary supplements or as to the effect that any attendant adverse publicity or resulting reformulation and relabeling of the Company's products would have on the sales of such products. The Company has experienced reduced sales of its Ma Huang-containing products due to the adverse publicity described above. The Company recently introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding, weight loss and sports nutrition products which currently contain Ma Huang. There can be no assurance that such products will be received favorably by the Company's customers or that sales of such alternative products would offset any decrease in sales attributable to any reformulation and relabeling of the Company's Ma Huang products.



     A number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs; many other states and foreign jurisdictions limit ephedrine levels and require appropriate warnings on product labels, regulate ephedrine-containing products as controlled substances or prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. For instance, the legislature of Nassau County, New York recently enacted a local law prohibiting the sale of all ephedrine-containing products to persons under 18 years of age, and prohibiting the sale or distribution of all ephedrine-containing products claiming to produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy, legal "highs" and other similar effects (although the law allows the sale of ephedrine-containing products if intended and labeled for use as weight loss aids or sports nutrition products, such as those marketed by the Company, for sale to and use by those 18 years or older). There are also federal, state and local proposals to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine, including a New York State bill which would regulate any ephedrine-containing product, including Ma Huang, as a controlled substance to be dispensed only by prescription, no matter what labeling claims are made, and a recently introduced Congressional bill which would regulate as a drug any Ma Huang dietary supplement claiming to produce euphoria, heightened awareness or similar mental or psychological effects.



     The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulations, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have a material adverse effect on sales of such products. See "-- Product Liability."



PRODUCT LIABILITY



     The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self-insurance retention per occurrence and $100,000 self-insurance retention in the aggregate. However, there can be no assurance that such insurance will continue to be available at a reasonable cost or if available will be adequate to cover liabilities.



     Twin Laboratories Inc. is or was a defendant in various legal actions seeking compensatory and, in some cases, punitive damages for alleged personal injuries from the ingestion of certain products containing allegedly contaminated added manufactured L-Tryptophan. As of September 1, 1996, 130 of a total of approximately 132 such lawsuits in which the Company was a named defendant have been either dismissed or settled at no cost to the Company under a defense and indemnification agreement (the "Indemnification Agreement") with Showa Denko America, Inc. ("SDA"), an American subsidiary of the Japanese manufacturer of the allegedly contaminated L-Tryptophan. As of September 1, 1996, Twin Laboratories Inc. was a named defendant in two such actions.



     To date, the amount of damages sought in each of the two remaining L-Tryptophan actions has not been specified. The Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993 is not available with respect to these two actions. There can be no assurance that when damages are specified in these actions that the total amount thereof, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would not have a material adverse effect on the Company's results of operations and financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions. Although the Company believes that few new lawsuits concerning added manufactured L-Tryptophan are likely to be brought because of applicable statutes of limitation, the possibility of future such actions cannot be excluded. The Company no longer markets any products containing added manufactured L-Tryptophan. See
"Business -- Legal Matters."



     Twin Laboratories Inc. and others are named defendants in a wrongful death action entitled Thomas Hendry v. Twin Laboratories, Inc., et al., originally commenced in July 1995 in Fresno County (California) Superior Court (Action No. 536670-3). The plaintiff in this action alleges that his wife, Victoria Hendry, died as a result of the ingestion of the Company's "Ripped Fuel" (a bodybuilding product which plaintiff alleges contained Ma Huang, kola extract and chromium picolinate) and/or "Super Dieter's Teas", a product of Laci Le Beau Tea Company, and seeks both compensatory and punitive damages from the defendants. The Company has answered the complaint and intends to vigorously contest the plaintiff's claims. Discovery is not yet complete and it is premature to predict the likely outcome of the case. However, after consultation with outside legal counsel to the Company in this matter and after giving effect to the Company's available product liability insurance coverage, the Company believes that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from this action. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang. See
"-- Certain Government Action and Adverse Publicity Regarding Certain Products Containing Ephedrine."



     The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.



FTC PROCEEDING



     In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the Federal Trade Commission ("FTC") seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding, sports nutrition and weight loss line of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company has been negotiating this matter with the FTC staff since December 1994.



     In August 1995, the FTC staff informed the Company that it intended to recommend to the FTC Commissioners that the FTC file a civil administrative complaint against the Company unless the Company agreed to settle the matter by a proposed consent order (the "Consent Order"), which Consent Order has since been the subject of negotiations between the FTC staff and the Company. In August 1996, the Company received a revised draft of the Consent Order which provides for, among other things: (1) injunctive relief prohibiting the Company from making certain muscle building and fat burning claims for four of its Fuel products and substantially similar products thereto without scientific substantiation and (2) a payment of $200,000 to the FTC. If a consent order is entered, violations of the terms thereof would allow the FTC to seek maximum penalties of $10,000 per day for each violation. The Company has determined at the current time not to settle this matter on the terms set forth in the most recent draft of the Consent Order, which draft the

FTC has stated is its final offer for a negotiated settlement. The Company cannot at this time predict whether it will be able to reach a negotiated settlement of this matter.



     The FTC staff recently informed the Company that unless a settlement is reached, it would proceed to recommend to the FTC Commissioners that a civil administrative complaint seeking injunctive relief be issued against the Company. If such a recommendation were to be made by the FTC staff, the Company will be entitled to a hearing before the FTC Commissioners to present its position that the administrative complaint should not be issued. Should a complaint be issued, there can be no assurance that any injunctive relief and other terms of any eventual litigated resolution of this matter will be limited to those sought in the most recent draft of the Consent Order.



     In addition, the FTC staff has notified the Company that if the FTC were successful in an administrative litigation against the Company, the FTC may thereafter sue the Company in federal court seeking redress payments to consumers who purchased products containing claims that are subject to any administrative order that results from such administrative litigation. It is premature to assess whether a federal court would grant such a remedy or how any consumer redress payments would be calculated.



     The Company believes that it has adequate scientific substantiation for the claims at issue, and intends to vigorously defend this matter if a settlement is not reached. There can be no assurance that any injunctive relief or monetary payment (including the potential consumer redress payments) resulting from a negotiated or litigated resolution of this matter would not have a material adverse effect on the Company.



GOVERNMENT REGULATION



     The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the FTC, the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold.



     The composition and labeling of dietary supplements, which comprise a significant majority of the Company's products, is most actively regulated by the FDA under the provisions of the Federal Food, Drug, and Cosmetic Act ("FFDC Act"). The FFDC Act has been revised in recent years by the Nutrition Labeling and Education Act of 1990 ("NLEA") and by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). While in the judgment of the Company these regulatory changes are generally favorable to the dietary supplements industry, there can be no assurance that the Company will not in the future be subject to additional laws or regulations administered by various regulatory authorities. In addition, there can be no assurance that existing laws and regulations will not be repealed or be subject to more stringent or unfavorable interpretation by applicable regulatory authorities.



     The labeling requirements for dietary supplements have not been clearly established. In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations are expected to become final later in 1996, and would require the Company to revise all of its dietary supplement labels in 1997. The FDA has informally stated that it will, subject to public comment, withhold enforcement of these regulations until January 1, 1998.



     The Company cannot predict the nature of future laws, regulations, interpretations or applications, nor can it determine what effect either additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.



     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control. See "Business -- Regulatory Matters."



RISKS OF FUTURE ACQUISITIONS



     One of the Company's business strategies is to pursue acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements, of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments. See "Description of New Notes" and "Description of New Credit Facility." If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, potentially increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Business Strategy."


COMPETITION

     The business of developing, manufacturing and selling vitamins, minerals, sports nutrition products and other nutritional supplements is highly competitive. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. See
"Business -- Competition."

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; EFFECT OF PUBLICITY


     While the Company conducts extensive quality control testing on its products, the Company generally does not conduct or sponsor clinical studies on its products. See "Business -- Manufacturing and Product Quality." The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company's results of operations and financial condition.


     Furthermore, the Company believes the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. Such research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary, and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

DEPENDENCE ON DISTRIBUTORS AND SIGNIFICANT CUSTOMER

     The Company's success depends in part upon its ability to attract, retain and motivate a large base of distributors, and its ability to maintain a satisfactory relationship with GNC. Tree of Life, the Company's largest distributor, and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. The loss of Tree of Life as a distributor or GNC as a customer, or the loss of a significant number of other distributors, or a significant reduction in purchase volume by Tree of Life, GNC or such other distributors, for any reason, would have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Sales and Distribution."

AVAILABILITY OF RAW MATERIALS

     Substantially all of the Company's herbal supplements and herb teas contain ingredients that are harvested by and obtained from third-party suppliers, and many of those ingredients are harvested internationally and only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause the Company's results of operations derived from such products to be adversely affected. Although the Company has generally been able to raise its prices in response to significant increases in the cost of such ingredients, the Company has not always in the past been, and may not in the future always be, able to raise prices quickly enough to offset the effects of such increased raw material costs.

INTELLECTUAL PROPERTY PROTECTION

     The Company's trademarks are valuable assets which are very important to the marketing of its products. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company has approximately 250 trademark registrations with the United States Patent and Trademark Office. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States.


CONTROL BY PRINCIPAL STOCKHOLDERS



     As of August 31, 1996, GEI owned 48%, the Continuing Stockholders owned 45% and other investors owned 7% of the common stock of TLC, which in turn owned 100% of the common stock of the Company. Although the board of directors of each of TLC and the Company consists of the Blechman Brothers and three GEI representatives, a majority of TLC's stockholders have the ability to effect the election of a majority of the members of such boards of directors. However, regardless of the composition of such boards of directors, pursuant to the terms of the Stockholders Agreement (as defined herein), a wide range of actions to be taken by TLC and the Company will generally require approval of a majority of each of the GEI and the Blechman director groups. In addition, certain fundamental corporate actions generally require an affirmative vote of holders of at least 80% of the issued and outstanding shares of common stock of TLC. These super majority provisions are generally only effective until the occurrence of a Public Offering Event (as defined herein). See "Principal Stockholders -- Terms of the Stockholders Agreement." Thus, if the representatives of GEI and the Blechman Brothers are not able to reach consensus on matters requiring such super majority approval, the operations and growth of the Company could be adversely affected.



WAIVER OF DEFAULTS; AMENDMENT OF INDENTURE AND NOTES



     Pursuant to the terms of the Indenture, holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all of the Holders any default by the Company except a default with respect to any provision requiring supermajority or unanimous approval to amend (which default may only be waived by such supermajority or unanimous approval, as the case may
be) and except for a default in the payment of principal of, premium on, or interest on any Note. Similarly, the Company, the Guarantors and the Trustee may, with the consent of holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, amend or supplement the Indenture or modify the rights of holders of the Notes; provided, however, that for certain fundamental modifications to the terms of the Indenture or the rights of the holders of the Notes (including, but not limited to, further subordination of the Notes, changes to the maturity and certain payment provisions of the Notes and amendments to the Change of Control provisions of the Indenture), supermajority, and in some cases unanimous, consent of the holders of the Notes then outstanding is required. See "Description of the New Notes -- Events of Default and Remedies" and "-- Amendments and Supplements."


CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such holder which is an "affiliate" of the Company or any Guarantor within the meaning of Rule 405 under the Securities Act and other than any broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Notes. Each broker-dealer that acquired Old Notes for its own account as a result of market making or other trading activities and that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented form time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.


ABSENCE OF PUBLIC MARKET FOR THE NEW NOTES


     The New Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation system. Although the New Notes are expected to be eligible for trading in the PORTAL market, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities, and the price at which the holders of New Notes will be able to sell such New Notes is not assured and the New Notes could trade at a premium or discount to their purchase price or face value. Depending on prevailing interest rates, the market for similar securities and other facts, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     The Old Notes were sold by the Company to the Initial Purchasers on May 7, 1996, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and certain other exemptions under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company agreed, with respect to the Old Notes and subject to the Company's determination that the Exchange Offer is permitted under applicable law, to (i) cause to be filed, on or prior to July 6, 1996, a registration statement with the Commission under the Securities Act concerning the Exchange Offer, (ii) use its reasonable best efforts to cause such registration statement to be declared effective by the Commission on or prior to September 19, 1996 and
(iii) to cause the Exchange Offer to remain open for a period of not less than 30 days. This Exchange Offer is intended to satisfy the Company's exchange offer obligations under the Registration Rights Agreement.

TERMS OF THE EXCHANGE OFFER


     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of the New Notes for each $1,000 in principal amount of the outstanding Old Notes. The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to the conditions, terms and provisions of the Registration Rights Agreement. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of New Notes will not be entitled to Liquidated Damages and (iii) holders of New Notes will not be, and upon consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for holders of unregistered securities. See "Conditions of the Exchange Offer."


     Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, Eligible Holders may tender less than the aggregate principal amount represented by the Old Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Notes (or so indicate pursuant to the procedures for book-entry transfer).


     As of the date of this Prospectus, $100.0 million in aggregate principal amount of the Old Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of September 15, 1996, there were two registered holders of the Old Notes, including Cede, which held $97.95 million of aggregate principal amount of the Old Notes for 38 of its participants. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on September 15, 1996, as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only an Eligible Holder of the Old Notes (or such Eligible Holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining Eligible Holders of the Old Notes entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, no such Eligible Holder is an affiliate (as defined in Rule 405 under the Securities Act) of the Company or any of the Guarantors.


     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Eligible Holders of Old Notes and for the purposes of receiving the New Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Eligible Holder thereof as promptly as practicable after the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The Expiration Date shall be             , 1996 at 5:00 p.m., New York City
time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.


     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such notice and public announcement shall set forth the new Expiration Date of the Exchange Offer.



     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension, or termination to the Exchange Agent and (iv) to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will, in accordance with applicable law, file a post-effective amendment to the registration statement (a "Post-effective Amendment") and resolicit the registered holders of the Old Notes. If the Company files a Post-effective Amendment, it will notify the Exchange Agent of an extension of the Exchange Offer by oral or written notice, and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the effectiveness of such Post-effective Amendment. Such notice and public announcement shall set forth the new Expiration Date, which new Expiration Date shall be no less than five days after the then applicable Expiration Date.


CONDITIONS OF THE EXCHANGE OFFER

     The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue the New Notes in exchange for, any Old Notes, if the Exchange Offer violates any applicable law or interpretation of the staff of the Commission. The Company expects that the foregoing conditions will be satisfied.

TERMINATION OF CERTAIN RIGHTS


     The Registration Rights Agreement provides that, subject to certain exceptions, in the event of a Registration Default (as defined below), Eligible Holders of Old Notes are entitled to receive Liquidated Damages of $0.05 per week per $1,000 principal amount of Old Notes held by such holders (up to a maximum of $0.30 per week per $1,000 principal amount of Old Notes). A "Registration Default" with respect to the Exchange Offer shall generally occur if: (i) the registration statement concerning the exchange offer (the "Registration Statement") has not been filed with the Commission on or prior to July 6, 1996; (ii) the Registration Statement is not declared effective on or prior to September 19, 1996 (the "Effectiveness Target Date") or (iii) the Exchange Offer is not consummated within 45 days after the earlier of the effectiveness of the Registration Statement and the Effectiveness Target Date. Holders of New Notes will not be and, upon consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to (i) the right to receive the Liquidated Damages or (ii) certain other rights under the Registration Rights Agreement intended for holders of Transfer Restricted Securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer.


ACCRUED INTEREST ON THE OLD NOTES

     The New Notes will bear interest at a rate equal to 10 1/4% per annum from and including their date of issuance. Eligible Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of their original issuance or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange, which interest accrued at the rate of 10 1/4% per annum, will cease to accrue on the day prior to the issuance of the New Notes. See "Description of New Notes -- Principal, Maturity and Interest."

PROCEDURES FOR TENDERING OLD NOTES

     The tender of an Eligible Holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Eligible Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, an Eligible Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE ELIGIBLE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE ELIGIBLE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) by an Eligible Institution (as defined). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Old Notes, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered and to reject any Old Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     Any beneficial owner of the Old Notes (a "Beneficial Owner") whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old

Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.


     By tendering, each registered holder will represent to the Company that, among other things (i) the New Notes to be acquired in connection with the Exchange Offer by the Eligible Holder and each Beneficial Owner of the Old Notes are being acquired by the Eligible Holder and each Beneficial Owner in the ordinary course of business of the Eligible Holder and each Beneficial Owner,
(ii) the Eligible Holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes, (iii) the Eligible Holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters that are discussed herein under "Resales of New Notes," (iv) that if the Eligible Holder is a broker-dealer that acquired Old Notes as a result of market making or other trading activities, it will deliver a prospectus in connection with any resale of New Notes acquired in the Exchange Offer, (v) the Eligible Holder and each Beneficial Owner understand that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission and (vi) neither the Eligible Holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company or any Guarantor except as otherwise disclosed to the Company in writing. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the Letter of Transmittal.


     Guaranteed Delivery Procedures. Eligible Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Eligible Holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the Eligible Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Eligible Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) must be received by the Exchange Agent within three (3) business days after the Expiration Date. Any Eligible Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

     Book-Entry Delivery. The Exchange Agent will establish an account with respect to the Old Notes at the DTC ("Book-Entry Transfer Facility") for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Old Notes by causing such facility to transfer Old Notes into the Exchange Agent's account in accordance with such facility's procedure for such transfer. Even though delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Prospectus before the Expiration Date, or the guaranteed delivery procedure set forth above must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a book-entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Old Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason, such unaccepted Old Notes will be returned without expense to the tendering Eligible Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Old Notes may be withdrawn by delivery of a written notice to the Exchange Agent, at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, as applicable), (iii) be signed by the Eligible Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the Eligible Holder thereof without cost to such Eligible Holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "The Exchange Offer -- Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

     Fleet National Bank is the Exchange Agent. All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

           By Mail:              By Hand/Overnight Express:       Facsimile Transmission:
      Fleet National Bank            Fleet National Bank              (860) 986-7908
        777 Main Street                777 Main Street              To confirm receipt:
        MSN CT/MO/0224                 MSN CT/MO/0224               Tel. (860) 986-1271
  Hartford, Connecticut 06115    Hartford, Connecticut 06115
  Attention: Corporate Trust     Attention: Corporate Trust
          Operations                     Operations

SOLICITATION OF TENDERS; FEES AND EXPENSES

     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will offers be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Notes in such jurisdiction.

     All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company, including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and the Guarantors, (v) fees and disbursements of independent certified public accountants, (vi) rating agency fees, (vii) internal expenses of the Company and the Guarantors (including, without limitation, all salaries and expenses of officers and employees of the Company and the Guarantors performing legal or accounting duties), and (ix) fees and expenses, if any, incurred in connection with the listing of the New Notes on a securities exchange.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALES OF THE NEW NOTES

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible

Holder (other than (i) a broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company or any of the Guarantors within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the Eligible Holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any Eligible Holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such Eligible Holder cannot rely on the position of the staff of the Commission enunciated in Morgan Stanley & Co., Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), or interpreted in the Commission's letters to Shearman and Sterling (available July 2, 1993) and K-III Communications Corporation (available May 14, 1993), or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Company has agreed that for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus, as amended and supplemented, available to any broker-dealer who receives New Notes in the Exchange Offer for use in connection with any such resale. See "Plan of Distribution."


CONSEQUENCE OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the offer or sale of the Old Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to, the Securities Act and applicable states securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. See "Risk Factors -- Consequences of Failure to Exchange."

OTHER

     Participation in the Exchange Offer is voluntary, and holders of Old Notes should carefully consider whether to participate. Holders of the Old Notes are urged to consult their financial and tax advisers in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Notes and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. See "Description of New Notes." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

     The Company may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.

                                 CAPITALIZATION


     The following tables set forth the actual capitalization of TLC and its direct and indirect subsidiaries as of June 30, 1996 and the capitalization of Twin Laboratories Inc. and its subsidiary, ARP, at that date. This table should be read in conjunction with the Consolidated Financial Statements of TLC and the notes thereto included elsewhere in this Prospectus.


                             CAPITALIZATION OF TLC


                                                                                     AS OF
                                                                                 JUNE 30, 1996
                                                                                 --------------
                                                                                     ACTUAL
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Cash and cash equivalents and marketable securities............................    $    8,185
                                                                                  ===========
Long-term debt (including current portion)
  New Credit Facility..........................................................    $   50,000
  Notes........................................................................       100,000
  Other debt...................................................................           362
  Capital lease obligations....................................................           373
                                                                                 --------------
          Total long-term debt.................................................       150,735
                                                                                 --------------
Senior redeemable cumulative Preferred Stock...................................        30,000
                                                                                 --------------
Junior redeemable cumulative Preferred Stock...................................        37,000
                                                                                 --------------
Shareholders' deficit
  Capital stock................................................................         1,000
  Additional paid-in capital...................................................        80,701
  Accumulated deficit..........................................................      (176,422)
                                                                                 --------------
          Total shareholders' deficit..........................................       (94,721)
                                                                                 --------------
          Total capitalization.................................................    $  123,014
                                                                                  ===========


                    CAPITALIZATION OF TWIN LABORATORIES INC.


                                                                                     AS OF
                                                                                 JUNE 30, 1996
                                                                                 --------------
                                                                                     ACTUAL
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Cash and cash equivalents and marketable securities............................    $    8,185
                                                                                  ===========
Long-term debt (including current portion)
  New Credit Facility..........................................................    $   50,000
  Notes........................................................................       100,000
  Other debt...................................................................           362
  Capital lease obligations....................................................           373
                                                                                 --------------
          Total long-term debt.................................................       150,735
                                                                                 --------------
Shareholder's deficit
  Capital stock................................................................           253
  Additional paid-in capital...................................................       129,756
  Accumulated deficit..........................................................      (156,483)
                                                                                 --------------
          Total shareholder's deficit..........................................       (26,474)
                                                                                 --------------
          Total capitalization.................................................    $  124,261
                                                                                  ===========

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


     The following unaudited pro forma financial data have been prepared by the Company's management from the Consolidated Financial Statements of TLC and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 reflect adjustments as if the Transactions had been consummated and were effective as of January 1, 1995. See "Prospectus Summary -- The Acquisition."



     The financial effects of the Transactions as presented in the pro forma financial data are not necessarily indicative of TLC's results of operations which would have been obtained had the Transactions actually occurred on the date described above, nor are they necessarily indicative of the results of future operations. The pro forma financial data should be read in conjunction with the notes thereto, which are an integral part thereof, and with the Consolidated Financial Statements of TLC and the notes thereto included elsewhere in this Prospectus.


        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1995


                                                                                         PRO
                                                             HISTORICAL   ADJUSTMENTS   FORMA
                                                             --------     --------     --------
                                                               (IN THOUSANDS, EXCEPT RATIOS)
Net sales..................................................  $148,735     $     --     $148,735
Cost of sales..............................................    89,932           --       89,932
                                                             --------     --------     --------
Gross profit...............................................    58,803           --       58,803
Operating expenses.........................................    27,191          400(a)    27,591
                                                             --------     --------     --------
Income from operations.....................................    31,612         (400)      31,212
                                                             --------     --------     --------
Other (expense) income:
  Interest income..........................................       313         (313)(b)       --
  Interest expense.........................................      (866)     (14,818)(c)  (15,684)
  Transaction expenses.....................................      (656)         656(d)        --
  Other....................................................        61           --           61
                                                             --------     --------     --------
                                                               (1,148)     (14,475)     (15,623)
                                                             --------     --------     --------
Income before provision for income taxes...................    30,464      (14,875)      15,589
Provision for income taxes.................................       240        5,931(e)     6,171
                                                             --------     --------     --------
Net income.................................................  $ 30,224     $(20,806)    $  9,418
                                                             ========     ========     ========
EBITDA(f)..................................................  $ 33,516     $     --     $ 33,516
Ratio of earnings to fixed charges(g)......................      24.1x                      2.0x

                         SIX MONTHS ENDED JUNE 30, 1996



                                                             HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                             ----------     -----------     ---------
                                                                  (IN THOUSANDS, EXCEPT RATIOS)
Net sales..................................................   $ 81,837        $    --        $81,837
Cost of sales..............................................     47,852             --         47,852
                                                             ----------     -----------     ---------
Gross profit...............................................     33,985             --         33,985
Operating expenses.........................................     14,816            141(a)      14,957
                                                             ----------     -----------     ---------
Income from operations.....................................     19,169           (141)        19,028
                                                             ----------     -----------     ---------
Other (expense) income:
  Interest income..........................................        315           (315)(b)         --
  Interest expense.........................................     (2,591)        (5,260)(c)     (7,851)
  Transaction expenses.....................................       (400)           400(d)          --
  Nonrecurring non-competition agreement expense...........    (15,300)        15,300(d)          --
  Other....................................................        (23)            --            (23)
                                                             ----------     -----------     ---------
                                                               (17,999)        10,125         (7,874)
                                                             ----------     -----------     ---------
Income before provision for income taxes...................      1,170          9,984         11,154
Provision for income taxes.................................      1,833          2,629(e)       4,462
                                                             ----------     -----------     ---------
Net income (loss)..........................................   $   (663)       $ 7,355        $ 6,692
                                                               =======      =========       ========
EBITDA(f)..................................................   $ 20,470        $    --        $20,470
Ratio of earnings to fixed charges(g)......................        1.4x                          2.4x



                         SIX MONTHS ENDED JUNE 30, 1995



                                                             HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                             ----------     -----------     ---------
                                                                  (IN THOUSANDS, EXCEPT RATIOS)
Net sales..................................................   $ 69,820       $      --       $69,820
Cost of sales..............................................     42,046              --        42,046
                                                             ----------     -----------     ---------
Gross profit...............................................     27,774              --        27,774
Operating expenses.........................................     13,779             200(a)     13,979
                                                             ----------     -----------     ---------
Income from operations.....................................     13,995            (200)       13,795
                                                             ----------     -----------     ---------
Other (expense) income:
  Interest income..........................................        147            (147)(b)        --
  Interest expense.........................................       (417)         (7,427)(c)    (7,844)
  Other....................................................         96              --            96
                                                             ----------     -----------     ---------
                                                                  (174)         (7,574)       (7,748)
                                                             ----------     -----------     ---------
Income before provision for income taxes...................     13,821          (7,774)        6,047
Provision for income taxes.................................         92           2,302(e)      2,394
                                                             ----------     -----------     ---------
Net income.................................................   $ 13,729       $ (10,076)      $ 3,653
                                                               =======       =========      ========
EBITDA(f)..................................................   $ 14,509       $      --       $14,509
Ratio of earnings to fixed charges(g)......................       23.0x                          1.8x

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME

- ---------------
(a) Represents the LGP Management Fee (as defined herein). See "Certain Relationships and Related Transactions -- Transactions with LGP."
(b) Represents a reduction in interest income on cash and cash equivalents.
(c) The interest expense adjustment is as follows:


                                                                               SIX MONTHS
                                                            YEAR ENDED       ENDED JUNE 30,
                                                           DECEMBER 31,     -----------------
                                                               1995          1995       1996
                                                           ------------     ------     ------
                                                                     (IN THOUSANDS)
    Interest expense on the Notes and the New Credit
      Facility at a composite interest rate of 9.5%,
      including revolving credit commitment and
      administration fees................................    $ 14,676       $7,338     $5,170
    Interest expense on refinanced debt..................        (807)        (386)      (245)
                                                           ------------     ------     ------
                                                               13,869        6,952      4,925
    Amortization of deferred financing costs.............         949          475        335
                                                           ------------     ------     ------
    Interest expense adjustment..........................    $ 14,818       $7,427     $5,260
                                                           ==========       ======     ======


(d) Represents a reduction in nonrecurring expenses incurred which are directly attributable to the Transactions.
(e) Reflects (i) the net increase in the provision for income taxes assuming the Company was a "C" corporation, and (ii) the increase in net expenses described in notes a, b, c and d above.

(f) EBITDA represents income from operations before depreciation and amortization expense, and certain other charges related to legal settlements, increases in inventory reserves, a tax settlement relating to a limited partnership interest, which interest is expected to be divested, and the LGP Management Fee. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(g) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and one-third of rental expenses, representing that portion of rental expenses attributable to interest) to income before provision for income taxes and dividing that sum by such fixed charges.

                       SELECTED HISTORICAL FINANCIAL DATA


     The following selected consolidated financial data as of December 31, 1991 and for the year then ended and as of June 30, 1995 and 1996 and for the six month periods ended June 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of TLC. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the interim periods are not necessarily indicative of the results for the related full fiscal year. The selected consolidated financial data as of December 31, 1992, 1993, 1994 and 1995 and for each of the years then ended has been derived from the audited consolidated financial statements of TLC. The report of Deloitte & Touche LLP, independent auditors, on the consolidated financial statements as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 is included elsewhere herein. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of TLC and the notes thereto and the other financial information included elsewhere in this Prospectus.



                                                                                     SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                     JUNE 30,
                                -------------------------------------------------   ------------------
                                 1991      1992      1993       1994       1995      1995       1996
                                -------   -------   -------   --------   --------   -------    -------
                                                            (IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales.................... $70,165   $83,014   $99,897   $117,342   $148,735   $69,820    $81,837
  Cost of sales................  44,664    51,214    62,131     70,247     89,932    42,046     47,852
                                -------   -------   -------   --------   --------   -------    -------
  Gross profit.................  25,501    31,800    37,766     47,095     58,803    27,774     33,985
  Operating expenses...........  14,570    17,463    21,125     23,022     27,191    13,779     14,816
                                -------   -------   -------   --------   --------   -------    -------
  Income from operations.......  10,931    14,337    16,641     24,073     31,612    13,995     19,169
                                -------   -------   -------   --------   --------   -------    -------
  Other (expense) income:
     Interest income...........     375       302       242        254        313       147        315
     Interest expense..........    (461)     (494)     (487)      (761)      (866)     (417)    (2,591)
     Transaction expenses......      --        --        --         --       (656)       --       (400)
     Nonrecurring
       non-competition
       agreement expense.......      --        --        --         --         --        --    (15,300)
     Other.....................    (514)     (135)      510        354         61        96        (23)
                                -------   -------   -------   --------   --------   -------    -------
                                   (600)     (327)      265       (153)    (1,148)     (174)   (17,999)
                                -------   -------   -------   --------   --------   -------    -------
  Income before unusual item,
     provision for income taxes
     and extraordinary item....  10,331    14,010    16,906     23,920     30,464    13,821      1,170
  Unusual item -- nonrecurring
     charge for prior years'
     income tax assessment.....      --        --        --      1,982         --        --         --
  Provision for income taxes...     169       651       230        245        240        92      1,833
                                -------   -------   -------   --------   --------   -------    -------
  Income (loss) before
     extraordinary item........  10,162    13,359    16,676     21,693     30,224    13,729       (663)
  Extraordinary item...........      --        76        --         --         --        --         --
                                -------   -------   -------   --------   --------   -------    -------
  Net income (loss)............ $10,162   $13,435   $16,676   $ 21,693   $ 30,224   $13,729    $  (663)
                                =======   =======   =======   ========   ========   =======    =======
  PRO FORMA RELATING TO CHANGE
     IN TAX STATUS:(A)
  Historical income before
     provision for income
     taxes..................... $10,331   $14,010   $16,906   $ 21,938   $ 30,464   $13,821    $ 1,170
  Pro forma provision for
     income taxes..............   4,017     5,436     6,644      9,087     12,060     5,471      6,588
                                -------   -------   -------   --------   --------   -------    -------
  Pro forma net income
     (loss).................... $ 6,314   $ 8,574   $10,262   $ 12,851   $ 18,404   $ 8,350    $(5,418)
                                =======   =======   =======   ========   ========   =======    =======

                                                                                     SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                     JUNE 30,
                                -------------------------------------------------   ------------------
                                 1991      1992      1993       1994       1995      1995       1996
                                -------   -------   -------   --------   --------   -------    -------
                                                    (IN THOUSANDS, EXCEPT RATIOS)
OTHER DATA:
  EBITDA(b).................... $11,734   $15,229   $17,446   $ 25,023   $ 33,516   $14,509    $20,470
  Capital expenditures.........   1,472     1,304     4,904      1,786      2,641     2,073        483
  Depreciation.................     783       806       710        851        909       464        549
  Amortization.................      20        86        95         99        102        50        193
  Ratio of earnings to fixed
     charges(c)................    13.7x     16.6x     19.8x      21.2x      24.1x     23.0x       1.4x



                                               AS OF DECEMBER 31,                     AS OF JUNE 30,
                                -------------------------------------------------   ------------------
                                 1991      1992      1993       1994       1995      1995       1996
                                -------   -------   -------   --------   --------   -------    -------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Net working capital
     (excluding cash and cash
     equivalents, marketable
     securities and current
     debt)..................... $14,097   $18,575   $25,437   $ 35,056   $ 39,405   $35,397    $37,252
  Property, plant and
     equipment, net............   7,645     7,863    10,732     12,071     13,036    13,679     12,960
  Total assets.................  36,878    44,368    55,587     64,706     75,309    68,709    141,163
  Total debt (including current
     debt).....................   6,100     6,066     8,039      9,288      8,792    10,474    150,735
  Senior and junior redeemable
     preferred stock...........      --        --        --         --         --        --     67,000
  Shareholders' equity
     (deficit).................  26,587    33,180    40,543     48,671     55,405    45,903    (94,721)


- ---------------

(a) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, will be subject to federal and state income taxes.

(b) EBITDA represents income from operations before depreciation and amortization expense, and certain other charges related to legal settlements, increases in inventory reserves, a tax settlement relating to a limited partnership interest, which interest is expected to be divested, and the LGP Management Fee. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(c) The ratio of earnings to fixed charges is computed by adding fixed charges (interest and one-third of rental expenses, representing that portion of rental expenses attributable to interest) to income before unusual item, provision for income taxes and extraordinary item, and dividing that sum by such fixed charges.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Historical Financial Data" and the audited Consolidated Financial Statements of TLC and the notes thereto included elsewhere in this Prospectus. The Company consisted of "S" corporations for the years ended December 31, 1995, 1994 and 1993 and through the consummation of the Acquisition on May 7, 1996. Accordingly, federal and state taxes were generally paid at the shareholder level only. The provision for income taxes through May 7, 1996 and for the years ended December 31, 1995, 1994 and 1993 represented state taxes for New York, which imposes a corporate tax for all income in excess of $0.2 million. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, is subject to federal and state income taxes.


     The following table sets forth, for the periods indicated, certain historical income statement and other data for the Company and also sets forth certain of such data as a percentage of net sales.


                                                                                                            SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                                ------------------------------------------------   -----------------------------
                                                     1993             1994             1995            1995            1996
                                                --------------   --------------   --------------   -------------   -------------
                                                  $        %       $        %       $        %       $       %       $       %
                                                ------   -----   ------   -----   ------   -----   -----   -----   -----   -----
                                                                             (DOLLARS IN MILLIONS)
Vitamins, Minerals & Amino Acids............... $ 29.1    29.1%  $ 32.3    27.5%  $ 37.1    24.9%  $18.3    26.2%  $19.3    23.6%
Sports Nutrition...............................   34.7    34.7     39.9    34.0     53.9    36.2    24.6    35.2    28.7    35.0
Special Formulas...............................   23.6    23.7     31.0    26.4     41.2    27.7    16.9    24.2    21.7    26.6
Herbal Supplements & Phytonutrients............   12.0    12.0     14.5    12.3     19.8    13.3     9.5    13.6    11.1    13.6
Herb Teas......................................    3.0     3.0      4.2     3.6      5.8     3.9     3.2     4.6     4.1     5.0
Publishing.....................................    2.7     2.7      3.4     3.0      4.8     3.3     2.9     4.2     2.8     3.4
                                                ------   -----   ------   -----   ------   -----   -----   -----   -----   -----
  Gross Sales..................................  105.1   105.2    125.3   106.8    162.6   109.3    75.4   108.0    87.7   107.2
  Discounts & Allowances.......................   (5.2)   (5.2)    (8.0)   (6.8)   (13.9)   (9.3)   (5.6)   (8.0)   (5.9)   (7.2)
                                                ------   -----   ------   -----   ------   -----   -----   -----   -----   -----
  Net Sales.................................... $ 99.9   100.0%  $117.3   100.0%  $148.7   100.0%  $69.8   100.0%  $81.8   100.0%
Gross Profit...................................   37.8    37.8     47.1    40.1     58.8    39.5    27.8    39.8    34.0    41.5
Operating Expenses.............................   21.1    21.1     23.0    19.6     27.2    18.3    13.8    19.7    14.8    18.1
Income From Operations.........................   16.6    16.7     24.1    20.5     31.6    21.3    14.0    20.0    19.2    23.4
EBITDA.........................................   17.4    17.5     25.0    21.3     33.5    22.5    14.5    20.8    20.5    25.0



SIX MONTHS ENDED JUNE 30, 1996 ("FIRST HALF 1996") COMPARED TO


  SIX MONTHS ENDED JUNE 30, 1995 ("FIRST HALF 1995")



     Net Sales. Net sales for first half 1996 was $81.8 million, an increase of $12.0 million, or 17.2%, as compared to net sales of $69.8 million in first half 1995. The 17.2% increase was attributable to increases in gross sales in each of the Company's six product categories other than publishing, partially offset by an increase in discounts and allowances which was due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $19.3 million, an increase of $1.0 million, or 5.6%, as compared to $18.3 million in first half 1995. The increase in gross sales of vitamins, minerals and amino acids was primarily due to continued strong consumer interest in these products. Sports nutrition products contributed $28.7 million, an increase of $4.1 million or 16.6%, as compared to $24.6 million in first half 1995, primarily due to the increased demand for a variety of these products. Special formulas contributed $21.7 million, an increase of $4.8 million, or 28.9%, as compared to $16.9 million in first half 1995. The increase in gross sales of special formulas was primarily due to the successful introduction of a variety of new product formulations. Herbal supplements and phytonutrients contributed $11.1 million, an increase of $1.6 million, or 16.3%, as compared to $9.5 million in first half 1995, and herb teas contributed $4.1 million, an increase of $0.9 million, or 27.9%, as compared to $3.2 million in first half 1995. The gross sales increase in both herbal supplements and phytonutrients and herb teas was primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $2.8 million as compared to $2.9 million in first half 1995.

     Gross Profit. Gross profit for first half 1996 was $34.0 million, which represented an increase of $6.2 million, or 22.4%, as compared to $27.8 million for first half 1995. Gross profit margin was 41.5% for first half 1996 as compared to 39.8% for first half 1995. The overall increase in gross profit dollars was attributable to the Company's higher sales volume in first half 1996. The increase in gross profit margin in first half 1996 as compared to first half 1995 was due primarily to a more favorable product mix, to higher gross profit margins on recently introduced new product formulations and product line extensions, to a reduction in sales discounts and allowances offered on certain TWINLAB and Nature's Herbs products under certain sales programs introduced in 1995 and to continued absorption of manufacturing overhead expenses over a larger sales base.



     Operating Expenses. Operating expenses were $14.8 million for first half 1996, representing an increase of $1.0 million, or 7.5%, as compared to $13.8 million for first half 1995. As a percent of net sales, operating expenses declined from 19.7% in first half 1995 to 18.1% in first half 1996. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased level of sales in first half 1996. The decline in operating expenses as a percent of net sales was due to the Company's ability to maintain its expenditures for research and development and certain general and administrative functions at approximately the same level as in first half 1995, while substantially increasing the Company's sales volume.



     EBITDA. EBITDA was $20.5 million in first half 1996, representing an increase of $6.0 million, or 41.1%, as compared to $14.5 million for first half 1995. EBITDA margin increased to 25.0% of net sales in first half 1996 as compared to 20.8% of net sales in first half 1995. The increase in EBITDA and EBITDA margin was primarily due to the Company's higher sales volume in first half 1996 and a reduction in the Company's operating expenses as a percent of net sales.


FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. Net sales for fiscal 1995 was $148.7 million, an increase of $31.4 million, or 26.8%, as compared to net sales of $117.3 million in fiscal 1994. The 26.8% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $37.1 million, an increase of $4.8 million, or 14.7%, as compared to $32.3 million in fiscal 1994, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $53.9 million, an increase of $14.0 million, or 34.9%, as compared to $39.9 million in fiscal 1994, primarily due to the increased demand for a variety of these products. Special formulas contributed $41.2 million, an increase of $10.2 million, or 33.2%, as compared to $31.0 million in fiscal 1994, primarily due to the successful introduction of new product formulations and strong growth in existing product lines. Herbal supplements and phytonutrients contributed $19.8 million, an increase of $5.3 million, or 37.2%, as compared to $14.5 million in fiscal 1994, and herb teas contributed $5.8 million, an increase of $1.6 million, or 37.4%, as compared to $4.2 million in fiscal 1994. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Alvita and Nature's Herbs products into domestic health food stores. Publishing contributed $4.8 million, an increase of $1.4 million, or 39.1%, as compared to $3.4 million in fiscal 1994.

     Gross Profit. Gross profit for fiscal 1995 was $58.8 million, which represented an increase of $11.7 million or 24.9%, as compared to $47.1 million for fiscal 1994. Gross margin was 39.5% for fiscal 1995 as compared to 40.1% for fiscal 1994. The overall increase in gross profit dollars was attributable to the Company's higher sales volume in fiscal 1995. The decrease in gross margin for fiscal 1995 as compared to fiscal 1994 was due primarily to lower gross margins on the Company's Nature's Herbs products due to certain raw materials price increases and an increase in sales discounts and allowances offered on certain TWINLAB and Nature's Herbs products under certain sales incentive programs introduced in 1995, which programs are expected to be continued in 1996. Such decreases in gross margin were partially offset by increased sales from a more favorable product mix and increases in the Company's gross margins for TWINLAB sports nutrition products, special formulas and Alvita herb tea products.

     Operating Expenses. Operating expenses were $27.2 million for fiscal 1995, representing an increase of $4.2 million, as compared to $23.0 million for fiscal 1994. As a percent of net sales, operating expenses declined from 19.6% in fiscal 1994 to 18.3% in fiscal 1995. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased level of sales in fiscal 1995. The decline in operating expenses as a percent of net sales is due to the Company's ability to maintain its expenditures for research and development and certain general and administrative functions at approximately the same level as in fiscal 1994, while substantially increasing the Company's sales volume.

     EBITDA. EBITDA was $33.5 million in fiscal 1995, representing an increase of $8.5 million, or 33.9%, compared to $25.0 million for fiscal 1994. EBITDA margin increased to 22.5% of net sales in fiscal 1995, as compared to 21.3% of net sales in fiscal 1994. The increase in EBITDA was primarily due to the Company's higher sales volume in fiscal 1995 and a reduction in the Company's operating expenses as a percent of net sales.

FISCAL 1994 COMPARED TO FISCAL 1993

     Net Sales. Net sales for fiscal 1994 was $117.3 million, an increase of $17.4 million, or 17.5%, as compared to net sales of $99.9 million in fiscal 1993. The 17.5% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $32.3 million, an increase of $3.2 million, or 11.2%, as compared to $29.1 million in fiscal 1993, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $39.9 million, an increase of $5.2 million, or 15.2%, as compared to $34.7 million in fiscal 1993, primarily due to the increased demand for a variety of these products. Special formulas contributed $31.0 million, an increase of $7.4 million, or 30.9%, as compared to $23.6 million in fiscal 1993, primarily due to the successful introduction of 18 new product formulations and strong growth of existing product lines. Herbal supplements and phytonutrients contributed $14.5 million, an increase of $2.5 million, or 20.8%, as compared to $12.0 million in fiscal 1993 and herb teas contributed $4.2 million, an increase of $1.2 million, or 40.6%, as compared to $3.0 million in fiscal 1993. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $3.4 million, an increase of $0.7 million, or 27.4%, as compared to $2.7 million in fiscal 1993.

     Gross Profit. Gross profit for fiscal 1994 was $47.1 million compared to $37.8 million in fiscal 1993. As a percent of net sales, gross profit was 40.1% for fiscal 1994 compared to 37.8% for fiscal 1993. The gross profit dollar increase in fiscal 1994 compared to fiscal 1993 was due to the Company's higher sales volumes and higher gross margins in fiscal 1994. The increase in gross margin in fiscal 1994 compared to fiscal 1993 was attributable to a more favorable product sales mix and higher gross margins on certain of the Company's TWINLAB vitamins, minerals, amino acids, sports nutrition products and special formulas. This increase in gross margin was partially offset by lower gross margins for certain of the Company's Alvita herb tea products, which was due to the relocation of Alvita Products, Inc.'s operations from Ronkonkoma, New York to American Fork, Utah.

     Operating Expenses. Operating expenses increased by $1.9 million, or 9.0%, from $21.1 million in fiscal 1993 to $23.0 million in fiscal 1994. As a percent of net sales, operating expenses declined to 19.6% in fiscal 1994 from 21.1% in fiscal 1993. The dollar increase in operating expenses is primarily due to higher selling, advertising and delivery expenses. The decline in operating expenses as a percent of net sales is due partially to the Company's ability to limit the increase in general and administrative expenses while achieving a higher level of sales volume.

     EBITDA. EBITDA was $25.0 million in fiscal 1994, an increase of $7.6 million, or 43.4%, compared to $17.4 million for fiscal 1993. EBITDA margin increased to 21.3% of net sales in 1994 as compared to 17.5% of net sales in fiscal 1993. The increase in EBITDA and EBITDA margin was due to increased sales volumes together with higher gross margins and lower operating expenses as a percent of net sales.

LIQUIDITY AND CAPITAL RESOURCES


     For first half 1996, cash provided by operating activities was $16.8 million, and during fiscal 1995 cash provided by operating activities was $26.8 million, compared to $12.9 million in fiscal 1994 and $10.6 million in fiscal 1993. The increase in fiscal 1995 compared to fiscal 1994 and fiscal 1993 was primarily due to higher net income and reflects higher levels of accounts payable and accrued liabilities, partially offset by higher accounts receivable and inventory balances due to higher levels of sales volume at the Company. Cash used in financing activities was $24.0 million in fiscal 1995, $13.0 million in fiscal 1994 and $7.3 million in fiscal 1993 and primarily consisted of distributions to the Stockholders of $23.5 million, $13.6 million and $9.4 million for fiscal 1995, fiscal 1994 and fiscal 1993, respectively. Cash used in financing activities was $10.2 million in first half 1996, reflecting the net cash effect of the Transactions, including the payments to the Stockholders made pursuant to the Acquisition, and distributions of $8.9 million to the Stockholders.



     Capital expenditures, including purchases under capital leases, were $0.5 million, $2.6 million, $2.5 million and $4.9 million for first half 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The higher level of capital expenditures in fiscal 1993 reflects the construction of the Company's manufacturing facility in American Fork, Utah, which commenced operations in the last quarter of fiscal 1993. Historical capital expenditures were primarily used to purchase production equipment, expand capacity and improve manufacturing efficiency. Capital expenditures are expected to be approximately $3.4 million in fiscal 1996 and will be used to purchase manufacturing equipment and fund plant expansion to support the Company's future growth. The Company estimates that its historical level of maintenance capital expenditures has been approximately $0.5 million per fiscal year. See "Business."



     In connection with the Acquisition, the Company issued the Senior Preferred Stock and the Junior Preferred Stock for aggregate consideration of $67.0 million, entered into the New Credit Facility and borrowed $53.0 million thereunder, and issued $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006. Subsequent to the Transactions, the Company repaid approximately $3.0 million of outstanding indebtedness under the Term Loan contained in the New Credit Facility. See "Prospectus Summary -- The Acquisition."



     Financing arrangements under which the Company is the borrower contain certain financial and operating covenants which, among other things, require the maintenance of a maximum leverage ratio and a minimum fixed charge ratio and which restrict the payment of dividends and the making of loans, advances or other distributions to TLC except in certain limited circumstances. See "Description of New Notes" and "Description of New Credit Facility."



     Management believes that the Company has adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for the next 18 to 24 months. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations and borrowings under the revolving credit facility contained in the New Credit Facility.



     One of the Company's business strategies is to pursue acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments. See "Description of New Notes" and "Description of New Credit Facility." If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, potentially increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Business Strategy."



     The Natur-Pharma Merger was treated as taxable asset purchases for federal and state income tax purposes and as a recapitalization for financial accounting purposes. For federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the date of the consummation of the Acquisition. This resulted in different book and tax asset bases for the assets of Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation and B. Bros. Realty Corporation, which resulted in deferred tax assets of approximately $57.3 million which will reduce future tax liabilities.


IMPACT OF INFLATION

     Generally, the Company has been able to pass on inflation-related cost increases; consequently, inflation has not had a material impact on the Company's historical operations or profitability.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock Based Compensation." These pronouncements are not expected to have a material impact on the Company's financial statements.

                                    BUSINESS

GENERAL


     The Company believes based upon its knowledge of the nutritional supplement industry that it is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 SKU's. The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB(R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs(R) and Alvita(R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.



     Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and EBITDA every year since 1990. In particular, during the three-year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and EBITDA of 22.0% and 38.6%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and EBITDA growth of 33.9% to $33.5 million, as compared to fiscal year 1994. For the six months ended June 30, 1996, the Company achieved net sales of $81.8 million and EBITDA of $20.5 million, representing an increase of 17.2% and 41.1%, respectively, as compared to the six months ended June 30, 1995.



     The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over 90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains, including those which sell the Company's products such as GNC, WFM, Wild Oats Markets, Fresh Fields, and other industry participants continue to add stores in new and existing markets. Certain of these chains, such as GNC and WFM, manufacture and market their own private label products in addition to selling brand name products manufactured by third parties such as the Company. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.



     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates contained in the Packaged Facts Report, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and supplements, which management believes will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.



     Twin Laboratories Inc. was incorporated in 1989 under the laws of the State of Utah and maintains its principal executive offices at 2120 Smithtown Avenue, Ronkonkoma, New York 11779. Its telephone number is (516) 467-3140. In connection with the consummation of the Acquisition, the name of the Company was changed from Natur-Pharma Inc. to Twin Laboratories Inc.


BUSINESS STRATEGY

     The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

     Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995 the Company invested $11.1 million, an increase of 27% over fiscal 1994, on marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

     Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

     Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

     Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a 98% fill rate for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.


     Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 44 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.



     Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc., and in each case has embarked on successful expansion programs which resulted in substantially higher sales and EBITDA for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company intends to actively pursue acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals. Some of such acquisition opportunities may be material and some are currently under investigation, discussion or negotiation, including opportunities in the natural foods and natural personal care products industries. There can be no assurance that any such opportunities will result in a completed acquisition. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. See "Risk Factors -- Risks of Future Acquisitions."


INDUSTRY


     Based on estimates in the Packaged Facts Report, the retail market for vitamins, minerals and other supplements has grown over 12% annually from $3.3 billion in 1991 to $4.6 billion in 1994. The herbal supplements and herb tea market has grown at a compound annual growth rate of over 10% since 1991 to approximately $1.1 billion in 1995. Sports nutrition products have grown 9% annually since 1991 to over $1.2 billion in 1994. The Company believes that these market segments will continue to experience strong growth due to recent scientific research suggesting potential health benefits from regular consumption of vitamins and other nutritional supplement products, increasing national interest in preventive health measures and favorable demographic trends that indicate increased usage of vitamins and other nutritional supplements. Packaged Facts estimates compound annual growth rates in the market for vitamins, minerals and other supplements of approximately 7% from 1994 through 1999. The market for herbal supplements and herb teas is projected to grow over 11% annually from 1994 through 1999, while sports nutrition sales are projected to increase 8% annually from 1994 through 1999.

     The Company expects that the aging of the United States population, together with a corresponding increased focus on preventive health measures, will result in increased demand for nutritional supplement products. According to Congressional findings that accompanied the Dietary Supplement Health and Education Act of 1994, national surveys reveal that almost 50% of Americans regularly consume vitamins, minerals and herbal supplements. The 35-and-older age group of consumers, which represent 78% of regular users of vitamin and mineral supplements, is expected to grow dramatically over the next two decades. Specifically, based on data provided by the U.S. Bureau of the Census, from 1990 to 2010, the 35-44 and 45-and-older age groups are projected to grow at rates 175% and 225% faster than the general U.S. population, respectively. In addition, the "baby boom echo" (the children of baby boomers) is projected to result in substantial growth in the 16-21 age group, the largest segment of consumers of sports nutrition products. The Company expects that growth in this age group will result in increased demand for its sports nutrition products.

     Vitamins and other nutritional supplements are sold primarily through six channels of distribution: health food stores, drug stores, supermarkets and other grocery stores, discount stores, mail order and direct sales organizations. Mass market retailers (drug stores, grocery stores and discount stores) account for approximately 60% of sales, while health food stores, mail order and direct selling account for approximately 40% of sales.


     The United States health food store market is comprised of approximately 11,000 stores, which are generally either independently owned or associated with one of several regional or national chains, including GNC and WFM. According to a 1994 retail survey, nutritional supplements account for over 41% of a typical health food store's sales. Moreover, 54% of health food retailers state that these products are their primary product. The health food store channel of distribution has grown significantly in recent years and is expected to continue to grow as customers of the Company, such as GNC, WFM, Wild Oats Markets, Fresh Fields, and other industry participants continue to add stores in new and existing markets. The growth in the health food channel of distribution is partially attributable to the general growth in natural product sales. Natural products are defined as products that are minimally processed, environmentally friendly, largely or wholly free from artificial chemicals and, in general, as close to their natural states as possible. Natural product industry sales have consistently grown at nearly 10% per year since 1988, even during the recession of the early 1990s. During 1994, natural products industry sales rose 23% to $7.6 billion. The rate of growth accelerated from 7% in 1990 to 10%, 14% and 18% in 1991, 1992 and 1993, respectively.


PRODUCTS

     The Company has a highly diversified array of products and product categories, each of which achieves strong gross margins. The Company manufactures and markets over 800 products and over 1,500 SKU's in five product categories: vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas. The Company also operates a subsidiary which publishes health, fitness and nutrition-related publications.

     The following table sets forth certain information concerning each of the Company's product categories in fiscal 1995.

                                                                                     THREE-YEAR
                                                                                   COMPOUND ANNUAL
                                                   NUMBER OF     PERCENTAGE OF       GROSS SALES
                  PRODUCT CATEGORY                   SKU'S     TOTAL GROSS SALES       GROWTH
    ---------------------------------------------  ---------   -----------------   ---------------
    Vitamins, Minerals and Amino Acids...........      315            22.8%              12.9%
    Sports Nutrition.............................      285            33.1               24.6
    Special Formulas.............................      309            25.4               32.0
    Herbal Supplements and Phytonutrients........      465            12.2               28.7
    Herb Teas....................................      143             3.5               39.0
    Publishing...................................      N/A             3.0               33.1
                                                   ---------        ------              -----
                                                     1,517           100.0%              24.4%
                                                   ========    =============       =============

     Vitamins, Minerals and Amino Acids. The vitamins, minerals and amino acids category is comprised of a complete line of vitamins, minerals and amino acids marketed under the TWINLAB brand name, including multivitamins and single-entity vitamins (such as B-complex, C and E), minerals (such as calcium and magnesium) and amino acids (such as glutamine and carnitine). These products are available in a variety of delivery forms, including liquid, powder, capsule and tablet to accommodate a variety of consumer preferences. This category targets a broad array of health conscious consumers, with particular emphasis on consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods.

     Sports Nutrition. The sports nutrition category includes a wide variety of nutritional supplements designed for and targeted to athletes. Sports nutrition products include Hydra Fuel and Ultra Fuel drinks, which replenish glucose and electrolytes depleted during strenuous exercise; and DietFuel, RxFuel, and Ripped Fuel, which are marketed, as part of a low fat diet and exercise program, for the preservation of lean body mass and the building of muscle mass. The Company's sports nutrition products are utilized by both amateur and professional athletes in a variety of competitive sports. The Company believes that its strong sports nutrition business serves to increase the Company's brand awareness among customers who, as they grow older, will shift their buying patterns to include vitamins, minerals and herbal products, and who, based on their positive experiences with the Company's brand name, are more likely to purchase products from the Company's other product categories.

     Special Formulas. The special formulas category consists of a broad assortment of products formulated with specific health conditions or objectives in mind. Special formulas are primarily targeted to sophisticated users of health related products, including regular customers of health food stores. Examples include OcuGuard, which is formulated for nutritional support of the eyes, MaxiLIFE, which offers an advanced antioxidant formula, and Coenzyme Q(10), which is designed for cardiovascular health. In addition, the Company sells a variety of fish and marine oils in a number of different delivery forms which offer a multitude of nutritional benefits, including favorable effects on cardiovascular health.


     Herbal Supplements and Phytonutrients. Herbal supplements and phytonutrients (nutrients from botanical sources that are considered to have medicinal properties) have become increasingly important categories in health food stores. Through its Nature's Herbs product line, the Company produces a full line of herbal supplements and phytonutrients which offer natural alternatives to over-the-counter ("OTC") medications. The Company manufactures and markets approximately 400 herbal and botanical supplements which are produced at the Company's modern FDA registered manufacturing facility in American Fork, Utah and sold under the Nature's Herbs brand name. Nature's Herbs products include single herbs, such as saw palmetto, garlic, gingko, ginseng and golden seal; traditional combinations, such as echinacea-golden seal; standardized extracts, such as Bilberry Power and Milk Thistle Power sold under the POWER HERBS(R) brand name; and natural HealthCare product formulations, such as Allerin and Coldrin. Nature's Herbs products are packaged using the innovative FRESH CARE(R) System developed by the Company. The FRESH CARE System is the first all-glass and antioxidant-protected herbal packaging system that helps remove oxygen while locking out air, moisture and light in order to maintain potency and to extend freshness. Management believes that the association of the Nature's Herbs product line with TWINLAB's strong name brand recognition and reputation for premium quality and service, combined with the increased penetration of herbal supplements and phytonutrients in the growing health food store channel of distribution, have contributed to the rapid growth experienced by this product line.



     Herb Teas. Through its Alvita product line, the Company offers approximately 100 herb teas in both single use bags and bulk. Alvita is a leading brand of herb teas and is one of the most recognizable tea brands sold through health food stores. Alvita was founded in 1922 and is one of the nation's oldest herb tea companies. Alvita purchases tea in bulk form, formulates blends of natural herb teas and designs the packaging for its products. Alvita's teas are currently blended and packaged by an independent contractor. Representative Alvita teas include Peppermint Leaf, Chamomile, Echinacea, Golden Seal, Ginger and Senna Leaf, as well as new-age blends such as Chinese Green Tea, available in a choice of citrus flavors, and TrimTime Thermogenic Diet Tea. Alvita markets its products with an environmentally conscious theme by packaging bulk tea and tea bags in paper and by not utilizing shrink wrap for either its outer boxes or tea bags.

Alvita recently launched a new line of herbal tea blends named Herbal Remeteas, including Highland Lullaby, Manchurian Brain Blend, Jamaica Digesti Brew, and Canadian Natur-Tussin. The Company believes that significant opportunities for product line expansion exist in combining Alvita teas and other nutritional supplements to create a new delivery form for traditional herbal supplements and phytonutrients.

     Publishing. Through Advanced Research Press, Inc., the Company publishes Muscular Development, Fitness & Health, a high-quality bodybuilding and fitness magazine featuring a scientific advisory board and contributors considered to be among the most accomplished and knowledgeable in their respective fields. The magazine covers recent developments and provides innovative information in the fields of training and nutrition research, supplements, health, fitness and diet. This publication serves as a useful vehicle to increase public awareness of the Company's products and as an outlet for a portion of the Company's advertising program. Muscular Development, Fitness & Health currently has a monthly paid circulation of approximately 113,000 readers. The Company also publishes health and fitness related books and is exploring the introduction of new health and fitness related products.

PRODUCT DEVELOPMENT

     The Company is recognized as an industry leader in new product development. The Company closely monitors consumer trends and scientific research, and has consistently introduced innovative products and programs in response thereto. The Company's product development staff regularly studies over 50 different health and nutrition periodicals, including the New England Journal of Medicine and the Journal of the American Medical Association, in order to generate ideas for new product formulations. Management believes that the Company's introduction of new products has increased market share for both the Company and its retail customers, and the Company intends to continue developing new products and programs in the future. The Company was the first major nutritional supplement manufacturer to introduce such industry-wide innovations as: an all-capsule vitamin and mineral line that is well tolerated by allergy-prone individuals; a complete line of amino acids and fish and marine oils; the most advanced and complete array of antioxidants, including beta carotene, L-glutathione, L-cysteine, N-acetyl cysteine (NAC) and an entirely new class of antioxidants, including polyphenols, flavonoids and isoflavones; concentrated Coenzyme Q(10); high potency phosphatidyl choline and patented GTF Chromium; pioneering thermogenic products; standardized herbal extracts guaranteeing potency (Certified Potency); the FRESH CARE packaging system, designed to preserve potency and freshness; a full line of Ayurvedic Indian herbal products; and a complete line of herb teas in single use bag and bulk form. From 1991 through 1995, the Company introduced over 350 products with over 90 new products introduced in 1995 alone.

     The Company's research and development expenses were $1.1 million in 1995, $1.0 million in 1994 and $0.9 million in 1993, including the support of scientific research at independent research centers located at major universities and medical centers.

SALES AND DISTRIBUTION

     The Company believes that its TWINLAB products are available in approximately 90% of domestic health food stores. The Company sells its products primarily through a network of approximately 60 distributors, which service approximately 11,000 health food stores throughout the country and selected retail outlets. Sales to domestic distributors represented approximately 88% of the Company's gross sales in 1995. The Company's distributor customers include GNC, Tree of Life, Cornucopia, Stow Mills, Nature's Best and other distributors that supply retailers of vitamins, minerals and other nutritional supplements. Management believes that it sells its products to every major nutritional supplement distributor servicing health food stores and is generally the largest independent supplier of nutritional supplements to each such distributor. The Company is also currently expanding distribution into domestic military exchanges.

     Several of the Company's distributors, such as GNC, Cornucopia and Tree of Life, are national in scope, but most are regional in nature and operate one or more localized distribution centers. Generally, the Company enters into nonexclusive area rights agreements with its domestic distributors, who are also responsible for new account development. Retailers typically place orders with and are supplied directly by the

Company's distributors. In the past ten years, the Company has not lost a major distributor customer other than through consolidation with an existing customer of the Company. The breadth and depth of the products manufactured and the ability to manufacture with minimal throughput times enables the Company to maintain extremely high order fill rates, which management believes are among the highest in the industry, with its customer base.

     Tree of Life and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. No other single customer accounted for more than 10% of the Company's net sales in 1995. The largest retail organization which sells the Company's products is GNC, which operates approximately 2,400 stores.

     Approximately 6%, or $8.3 million, of the Company's net sales in 1995 were derived from international sales which originate from overseas distributor organizations. The Company presently has distribution agreements for fifteen European countries, including Great Britain, The Benelux Countries and the Scandinavian countries; fourteen Latin American countries, including Mexico, Brazil and Paraguay; eight Middle Eastern countries, including Israel and Saudi Arabia; and various other countries in the Far East and the Caribbean. The Company also has agreements for another seven countries currently in negotiation.

MARKETING AND CUSTOMER SALES SUPPORT

     The Company's marketing strategy, which centers around an extensive advertising and promotion program, together with the Company's customer sales support services have been critical components of the Company's growth, strong brand name recognition and leading position within the nutritional supplement industry. Management believes that the levels of its advertising and promotional support and of its customer service rank among the highest in the industry.

     The Company's marketing and advertising expenditures were approximately $11.1 million in 1995, $8.7 million in 1994 and $7.1 million in 1993. Of the Company's $8.4 million in 1995 advertising expenditures, approximately $5.5 million, or 65%, was spent on print advertising, approximately $2.0 million, or 24%, was spent on television and radio advertising and approximately $0.9 million, or 11%, was spent on production of advertising materials. As the Company's customers align themselves with fewer vendors of brand name products, the Company believes that its strong commitment to advertising and promotion will continue to constitute a significant competitive advantage. The Company's advertising strategy stresses brand awareness of the Company's various product segments in order to generate purchases by customers and also communicates the points-of-difference between the Company's products and those of its competitors.

     A significant portion of the Company's advertising budget is focused on advertisements in magazines. The Company regularly advertises in consumer magazines such as Better Nutrition, Delicious, Vegetarian Times, Let's Live, Natural Health, New Age Journal, Bicycling, VeloNews, Triathlete, Runner's World, Muscle & Fitness, Flex, and Ironman, as well as trade magazines such as Natural Foods Merchandiser, Vitamin Retailer, Nutrition Science News, Health Foods Business and Whole Foods.


     Other marketing and advertising programs conducted by the Company include participation in or sponsorship of sporting events such as running competitions, including the Boston Marathon and the Los Angeles Marathon, and bodybuilding competitions, including the Arnold Classic and the NPC National Bodybuilding Championships, and sponsorship of health-oriented television and radio programs. In addition, the Company promotes its products at major industry trade shows and through in-store point of sale materials. The Company also engages athletic personalities as well as scientists to communicate on the Company's behalf with the trade and the public and to promote the Company's products.


     The Company's established customer relationships are based upon the Company's long-standing commitment to a high level of customer service. The Company's sales force currently consists of 30 dedicated sales professionals whose primary functions are to gain better placement and additional shelf space for TWINLAB, Nature's Herbs and Alvita products and to stay abreast of customer needs. These sales representatives are assigned to specific territories covering the entire continental United States and Alaska. These personnel work with direct accounts, distributors and individual retailers to enhance knowledge of the

Company's products and to maximize exposure for TWINLAB, Nature's Herbs and Alvita products. An additional three person sales and marketing staff supports Nature's Herbs products and the servicing of customer needs. The Company also designs and supplies marketing literature to help educate retailers and consumers as to the benefits of the Company's products.

     The Company operates an in-house customer service department to respond to inquiries requesting information concerning product applications, background data, ingredient compositions and the efficacy of products. The department is currently staffed by three nutrition experts.

MANUFACTURING AND PRODUCT QUALITY

     Virtually all of the Company's TWINLAB products are manufactured at the Company's 80,000 square foot manufacturing facility located in Ronkonkoma, New York. Herbal supplements and phytonutrients are manufactured at the Company's 48,000 square foot FDA registered manufacturing facility in American Fork, Utah. Herb teas are currently packaged by an independent contractor and are warehoused at the American Fork, Utah, facility. The Company's two modern manufacturing facilities provide the Company with the capability to meet customers' sales demands with a prompt response time and to maintain the highest level of quality control. The Company is continuously upgrading its facilities and enhancing its manufacturing capabilities through new equipment purchases and technological improvements. Management believes that the Company's manufacturing facilities are among the most advanced in the nutritional supplement industry. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of the Natur-Pharma (Nature's Herbs) and Alvita Products Divisions of the Company. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease additional space or to construct a new facility at such time. The Company expects to enter into a contract for the purchase of an approximately 110,000 square foot facility near its current owned facility in Ronkonkoma, New York, which would be used to expand the Company's manufacturing and warehousing capabilities. The transaction, which will be subject to a number of customary conditions, is expected to close in November 1996. The cost to the Company of the facility, including anticipated renovations, is expected to aggregate approximately $6.0 million. There can be no assurance at this time that the Company will acquire this facility.


     The Company's modern manufacturing operations feature pharmaceutical quality blending, filling and packaging capabilities, which enable the Company to offer quality and consistency in formulation and delivery. The Company operates flexible manufacturing lines which enables it to efficiently and effectively shift output among various products as dictated by customer demand. The Company is capable of producing over 25 million capsules and tablets, over 100,000 pounds of blended powder and up to 2,500 gallons of liquid preparations per day. The Company has six high-speed capsule and tablet packaging lines, two high-speed liquid filling lines, two powder filling lines and one chewable tablet packaging line which are capable of operating simultaneously, at its Ronkonkoma, New York, and American Fork, Utah, facilities. The Company manufactures the powders used in its line of single-serving sports drink products but utilizes a contract bottler for the hydration and bottling of these products. The Company operates on a 24-hour work day that includes two production shifts and a third shift dedicated solely to cleaning, maintenance and equipment set-up.

     The Company sources its raw material needs from over 200 different suppliers, including some of the largest pharmaceutical and chemical companies in the world. The Company's raw materials and packaging supplies are readily available from multiple suppliers, and the Company is not dependent on any single supplier for its needs. No single supplier accounted for more than 10% of the Company's total purchases in 1995.

     The Company's quality standards are a critical factor in consumer purchase decisions, and the Company believes it has established a competitive advantage based on the quality of its products. All of the Company's capsule and tablet products are visually inspected before being packaged in virtually light-proof amber glass for better product freshness and stability. Moreover, each of the Company's products undergoes comprehensive quality control testing procedures from the receipt of raw materials to the release of the packaged product.

The Company utilizes real-time computerized monitoring of its manufacturing processes to ensure proper product weights and measures. In addition, the Company maintains two in-house laboratories with state-of-the-art testing and analysis equipment where the Company performs most of its testing, including stability tests, active component characterization utilizing thin-layer and high-pressure liquid chromatography, and UV visible and infrared spectrometry. The Company contracts with independent laboratories to perform the balance of its testing requirements. A team of 50 full-time quality assurance professionals regularly conducts a wide variety of visual and scientific tests on all manufactured products, and samples of raw materials and finished products are retained for quality control purposes for up to four years.

     The Company has a strong commitment to maintaining the quality of the environment. All of the Company's plastic containers are recyclable and, wherever possible, the Company uses recyclable glass. The Company was also one of the first companies in the industry to use biodegradable starch pellets for packing materials. In addition, the Company has removed most solvents from its production processes (using natural, environmentally-safe alternatives) and helped develop a special glue, for manufacturing purposes, that contains virtually no harmful hydrocarbons. The Company believes it is in material compliance with all applicable environmental regulations.

COMPETITION

     Within the nutritional supplement industry, suppliers can be divided into three major categories: specialty firms, like the Company, which focus on vitamins, minerals and other nutritional supplements targeted to health food store retailers; major pharmaceutical companies and private label contractors, which sell vitamins and other nutritional supplements that are targeted to mass market retailers; and direct sale and mail order companies.

     The domestic nutritional supplement industry that targets products to the health food store market is highly fragmented, with a number of small competitors involved in manufacturing and marketing vitamin and other nutritional supplement products to health food retailers and distributors. Most of these companies are relatively small businesses operating on a local or regional level. Although most companies are privately held, resulting in the Company's inability to precisely assess the size of its competitors, management believes that the Company is substantially larger than the next largest firm that targets independently-owned health food stores and that, among competitors which sell through independent distributors, it is the largest company which manufactures a majority of its own products.


     The Company's principal competitors in the health food store market include Nutraceuticals, Weider/ Schiff, Nature's Way, Solgar and Nature's Plus. Private label products of the Company's customers also provide competition to the Company's products. For example, a substantial portion of GNC's vitamin and mineral supplement offerings are products offered under GNC's own private label. Many of the Company's competitors in markets other than the health food store market, including the major pharmaceutical companies, have substantially greater financial and other resources than the Company.


     The Company believes that the growing number of health food retailers are increasingly likely to align themselves with those companies which offer a wide variety of high quality products, have a loyal customer base, support their brands with strong marketing and advertising programs and provide consistently high levels of customer service. The Company believes that it competes favorably with other nutritional supplement companies because of its comprehensive line of products, premium brand names, commitment to quality, ability to rapidly introduce innovative products, competitive pricing, high customer-order fill rate, strong and effective sales force and distribution network, and sophisticated advertising and promotional support. The wide variety and diversity of the forms, potencies and categories of the Company's products are important points of differentiation between the Company and many of its competitors.

REGULATORY MATTERS


  Government Regulation



     The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC, the CPSC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture, and labeling of vitamin and other nutritional supplements.


     On October 25, 1994, the President signed into law the DSHEA. This new law revises the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.


     The substantial majority of the products marketed by the Company are classified as dietary supplements under the FFDC Act. Advertising and label claims for dietary supplements have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA or FTC regulations or decisions will not restrict the permissible scope of such claims.



     The labeling requirements for dietary supplements have not been clearly established. In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations are expected to become final later in 1996, and would require the Company to revise all of its dietary supplement labels in 1997. The FDA has informally stated that it will, subject to public comment, withhold enforcement of these regulations until January 1, 1998.



     A small portion of the herb products sold by the Company are labeled as over-the-counter drugs as opposed to dietary supplements. The regulatory status of these products is determined by the classification of their active ingredients. If certain of these active ingredients are determined to not be in compliance with the applicable FDA Over-The-Counter Drug Monographs, which prescribe permissible ingredients and permit the sale of such products, the Company could be required to relabel or reformulate such products.



     Some of the products marketed by the Company as dietary supplements may be determined to be conventional foods by regulatory authorities. In such case, labeling changes could be required to conform the labels for such products to existing conventional food labeling regulations.



     Both foods and dietary supplements are subject to the NLEA which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. To date, the FDA has approved the use of health claims for dietary supplements only in connection with calcium for osteoporosis, and folic acid for neural tube defects. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labelling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").



     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.


     As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.


     The Company's American Fork, Utah, facility is registered with the FDA as a manufacturer of OTC drugs and is subject to periodic inspection by the FDA.


     Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.



  FTC Proceeding



     In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the FTC seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding, sports nutrition and weight loss line of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company has been negotiating this matter with the FTC staff since December 1994.



     In August 1995, the FTC staff informed the Company that it intended to recommend to the FTC Commissioners that the FTC file a civil administrative complaint against the Company unless the Company agreed to settle the matter by a proposed consent order (the "Consent Order"), which Consent Order has since been the subject of negotiations between the FTC staff and the Company. In August 1996, the Company received a revised draft of the Consent Order which provides for, among other things: (1) injunctive relief prohibiting the Company from making certain muscle building and fat burning claims for four of its Fuel products and substantially similar products thereto without scientific substantiation and (2) a payment of $200,000 to the FTC. If a consent order is entered, violations of the terms thereof would allow the FTC to seek maximum penalties of $10,000 per day for each violation. The Company has determined at the current time not to settle this matter on the terms set forth in the most recent draft of the Consent Order, which draft the FTC has stated is its final offer for a negotiated settlement. The Company cannot at this time predict whether it will be able to reach a negotiated settlement of this matter.



     The FTC staff recently informed the Company that unless a settlement is reached, it would proceed to recommend to the FTC Commissioners that a civil administrative complaint seeking injunctive relief be issued against the Company. If such a recommendation were to be made by the FTC staff, the Company will be entitled to a hearing before the FTC Commissioners to present its position that the administrative complaint should not be issued. Should a complaint be issued, there can be no assurance that any injunctive relief and other terms of any eventual litigated resolution of this matter will be limited to those sought in the most recent draft of the Consent Order.



     In addition, the FTC staff has notified the Company that if the FTC were successful in an administrative litigation against the Company, the FTC may thereafter sue the Company in federal court seeking redress payments to consumers who purchased products containing claims that are subject to any administrative order that results from such administrative litigation. It is premature to assess whether a federal court would grant such a remedy or how any consumer redress payments would be calculated.

     The Company believes that it has adequate scientific substantiation or the claims at issue, and intends to vigorously defend this matter if a settlement is not reached. There can be no assurance that any injunctive relief or monetary payment (including the potential consumer redress payments) resulting from a negotiated or litigated resolution of this matter would not have a material adverse effect on the Company.



  Ma Huang



     Approximately 14 of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Such products accounted for 11.7% of the Company's net sales for the fiscal year ended December 31, 1995, and 10.5% of the Company's net sales for the six months ended June 30, 1996. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and for other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.



     Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects, including the deaths of several individuals. The FDA has placed on public file a list of over 600 such alleged adverse events. The death in Florida of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing product (which was not manufactured or distributed by the Company), received significant coverage in the press and national media. A press release dated August 2, 1996 issued by the Massachusetts Department of Public Health reported that a 23 year-old college student died in April 1996 of a heart problem associated with ephedrine toxicity from the ingestion of a protein drink containing Ma Huang. While press coverage and the deceased's death certificate have reported that such protein drink is Ripped Fuel, one of the Company's ephedrine-containing products, the Company does not have sufficient information to make an assessment of this matter.



     On April 10, 1996, the FDA issued a statement (the "Statement") warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that often portray the products as apparent alternatives to illegal street drugs. None of the Company's products which contain Ma Huang are marketed for such purpose. The Statement explains that the products portrayed as apparent alternatives to illegal street drugs pose significant health risks to consumers -- dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death -- and that the labels on such products claim or imply that they produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy and other effects. In August 1996, the FDA sent warning letters to several companies marketing such products as alternatives to illegal street drugs, indicating that enforcement action with respect to such products may be initiated.



     In August 1996, the FDA convened a Food Advisory Committee (the "Committee") meeting to review and make recommendations concerning the safety and appropriate labeling of Ma Huang-containing dietary supplements. The FDA, after considering the differing views expressed at the Committee meeting, may propose regulations that will require reduced dosages coupled with strict manufacturing standards, labeling restrictions and a prohibition against combining Ma Huang with other central nervous system stimulants such as caffeine. There can be no assurance that such regulations will not prohibit either the sale of dietary supplements containing Ma Huang in combination with any other ingredients or the sale of all dietary supplements containing any Ma Huang. The promulgation of such regulations would require the Company to reformulate and relabel substantially all of its Ma Huang products. There can be no assurance as to the final form or content of any FDA regulations concerning Ma Huang-containing dietary supplements or as to the effect that any attendant adverse publicity or resulting reformulation and relabeling of the Company's products would have on the sales of such products. The Company has experienced reduced sales of its Ma Huang-containing products due to the adverse publicity described above. The Company recently introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding, weight loss and sports nutrition products which currently contain Ma Huang. There can be no assurance that such products will be received favorably by the Company's customers or that sales of such alternative products would offset any decrease in sales attributable to any reformulation and relabeling of the Company's Ma Huang products.

     A number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs; many other states and foreign jurisdictions limit ephedrine levels and require appropriate warnings on product labels, regulate ephedrine-containing products as controlled substances or prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. For instance, the legislature of Nassau County, New York recently enacted a local law prohibiting the sale of all ephedrine-containing products to persons under 18 years of age, and prohibiting the sale or distribution of all ephedrine-containing products claiming to produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy, legal "highs" and other similar effects (although the law allows the sale of ephedrine-containing products if intended and labeled for use as weight loss aids or sports nutrition products, such as those marketed by the Company, for sale to and use by those 18 years or older). There are also federal, state and local proposals to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine, including a New York State bill which would regulate any ephedrine-containing product, including Ma Huang, as a controlled substance to be dispensed only by prescription, no matter what labeling claims are made, and a recently introduced Congressional bill which would regulate as a drug any Ma Huang dietary supplement claiming to produce euphoria, heightened awareness or similar mental or psychological effects.



     The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulations, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have a material adverse effect on sales of such products.



     The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang. See "-- Legal Matters."


EMPLOYEES


     At June 30, 1996, the Company employed 557 persons, of which 114 were involved in executive, sales and administrative activities. The balance of the Company's employees were engaged in production, packaging and shipping activities. None of the Company's employees are covered by a collective bargaining agreement, and management considers relations with its employees to be good.


PROPERTIES


     The Company owns a modern vitamin, mineral and nutritional supplement manufacturing facility in Ronkonkoma, New York. This 80,000 square foot facility also houses the Company's executive offices. The Company leases 26,300 square feet of warehouse space in Ronkonkoma, 50,000 square feet of warehouse space in Hauppauge, New York (the "Hauppauge Warehouse"), and 5,000 square feet of office space in Ronkonkoma. The Company is currently in a dispute with the landlord of the Hauppauge Warehouse who recently served a notice of petition seeking the Company's eviction from the facility, citing, among other things, the Company's failure to timely exercise its renewal option on such lease. An adverse determination in such action could require the Company to relocate its primary distribution facility, which could result in a short-term disruption in the shipment of the Company's products. The Company is defending this action and believes that the resolution of this dispute will not have a material adverse effect on its results of operations or financial condition. In addition, the Company owns a modern FDA-registered 48,000 square foot manufacturing facility in American Fork, Utah. This facility, which was constructed in 1993, houses office, manufacturing and warehousing facilities for the operations of the Natur-Pharma (Nature's Herbs) Division of the Company and office and warehousing facilities for the operations of the Alvita Products Division of the Company.


     The Company believes that its facilities and equipment generally are well maintained and in good operating condition. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of the Natur-Pharma (Nature's Herbs) and Alvita Products Divisions of the Company. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease additional space or to construct a new facility at such time.



     The Company expects to enter into a contract for the purchase of an approximately 110,000 square foot facility near its current owned facility in Ronkonkoma, New York, which would be used to expand the Company's manufacturing and warehousing capabilities. The transaction, which will be subject to a number of customary conditions, is expected to close in November 1996. The cost to the Company of the facility, including anticipated renovations, is expected to aggregate approximately $6.0 million. There can be no assurance at this time that the Company will acquire this facility.


TRADEMARKS

     The Company owns trademarks registered with the United States Patent and Trademark Office and/or similar regulatory authorities in many other countries for its TWINLAB, Nature's Herbs, Alvita and Fuel family of trademarks, and has rights to use other names material to its business. In addition, the Company has obtained trademarks for various of its products and has approximately 250 trademark registrations with the United States Patent and Trademark Office for TWINLAB, Nature's Herbs and Alvita brands. Federally registered trademarks have perpetual life, provided they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

LEGAL MATTERS


     Twin Laboratories Inc. and other encapsulators, and various distributors, manufacturers, and retailers of added manufactured L-Tryptophan are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing added manufactured L-Tryptophan. As of September 1, 1996, Twin Laboratories Inc. was named defendant in two of these actions. The Company believes that few new lawsuits are likely to be brought in view of the statutes of limitations. Twin Laboratories Inc. has entered into the Indemnification Agreement with SDA, a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). Under the Indemnification Agreement, SDA agrees to assume the defense of all claims arising out of the ingestion of L-Tryptophan products and to pay all legal fees and indemnify Twin Laboratories Inc. against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Twin Laboratories Inc. or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin Laboratories Inc. proximately contributed to the injury, and except for certain claims relating to punitive damages, SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgement. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of September 1, 1996, 130 of a total of approximately 132 suits in which the Company was a named defendant have been dismissed or settled by SDA at no cost to the Company.



     To date, the amount of damages sought in each of the remaining two L-Tryptophan actions has not been specified. The Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 21, 1993 is not available with respect to these two actions. There can be no assurance that when damages are specified in these actions that the total amount thereof, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would not have a material adverse impact upon the financial condition and results of operations of the Company. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties, have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions. The Company no longer markets any products containing added manufactured L-Tryptophan.


     The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. With respect to product liability insurance coverage, the Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self-insurance retention per occurrence and $100,000 self-insurance retention in the aggregate. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.


     Twin Laboratories Inc. and others are named defendants in a wrongful death action entitled Thomas Hendry v. Twin Laboratories, Inc., et al., originally commenced in July 1995 in Fresno County (California) Superior Court (Action No. 536670-3). The plaintiff in this action alleges that his wife, Victoria Hendry, died as a result of the ingestion of the Company's "Ripped Fuel" (a bodybuilding product which plaintiff alleges contained Ma Huang, kola extract and chromium picolinate) and/or "Super Dieter's Teas", a product of Laci Le Beau Tea Company, and seeks both compensatory and punitive damages from the defendants. The Company has answered the complaint and intends to vigorously contest the plaintiff's claims. Discovery is not yet complete and it is premature to predict the likely outcome of the case. However, after consultation with outside legal counsel to the Company in this matter and after giving effect to the Company's available product liability insurance coverage, the Company believes that the prospect for a material adverse effect on the Company's result of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from this action. See
"-- Regulatory Matters."


     The Company is presently engaged in various other legal actions, and although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and the lawsuit described in the preceding paragraph, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:


                  NAME                 AGE                         POSITION
    ---------------------------------  ---   ----------------------------------------------------
    Brian Blechman...................  46    Executive Vice President, Treasurer and Director
    Dean Blechman....................  39    Executive Vice President and Director
    Neil Blechman....................  46    Executive Vice President, Secretary and Director
    Ross Blechman....................  43    Chairman of the Board, Chief Executive Officer and
                                             President
    Steve Blechman...................  43    Executive Vice President and Director; Chairman of
                                             the Board, Chief Executive Officer and President of
                                             ARP
    Stephen Welling..................  42    President of Natur-Pharma (Nature's Herbs) Division
                                             of Twin Laboratories Inc.
    John G. Danhakl..................  40    Director
    Jennifer Holden Dunbar...........  33    Director
    Jonathan D. Sokoloff.............  39    Director



     Brian Blechman, became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Purchasing & Quality Control of the Company prior to the Acquisition. He is responsible for the purchasing of all raw materials and has final responsibility for all quality control and management of the plant facilities. He is also responsible for capital expenditures for plant and equipment and for product formulations.



     Dean Blechman, became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1979 and served as Vice President, Sales of the Company prior to the Acquisition. He has responsibility for overseeing the national sales force and distributor network. Mr. Blechman is on the board of directors of the National Nutritional Foods Association, a leading trade organization that governs the industry's retailers, distributors and manufacturers.



     Neil Blechman, became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Marketing & Advertising of the Company prior to the Acquisition. He is primarily responsible for directing marketing and advertising strategies, the design of product packaging and point of sale materials, the production and creation of merchandising displays, advertising, promotional activities and trade show activities.



     Ross Blechman, became Chairman of the Board, Chief Executive Officer, President and Director of the Company upon consummation of the Acquisition. Mr. Blechman jointed Twin Laboratories Inc. in 1974 and served as Vice President, Production of the Company prior to the Acquisition. He is primarily responsible for plant operations, shipping, warehouse management, and for assuring that quality standards are maintained. He is also responsible for MIS and human resource functions. Mr. Blechman also directs the operations of the Alvita Products Division of the Company.



     Steve Blechman, became an Executive Vice President and Director of the Company and Chairman of the Board, Chief Executive Officer and President of ARP upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Product Development & Marketing of the Company prior to the Acquisition. He is involved in product development and marketing, and is primarily responsible for developing new products for the TWINLAB, Nature's Herbs and Alvita brands. Mr. Blechman also directs the operations of ARP and the customer service department of Twin Laboratories Inc.

     Stephen Welling, became the President of the Natur-Pharma (Nature's Herbs) Division of Twin Laboratories Inc. upon consummation of the Acquisition. Mr. Welling joined Natur-Pharma Inc. in 1977 as the controller and served as President of Natur-Pharma Inc. prior to the Acquisition. Prior to his promotion to President, Mr. Welling served as Vice President of Operations with responsibility for manufacturing, personnel, quality management, legal affairs and finance.


     John G. Danhakl became a director of the Company upon consummation of the Acquisition. He has been an executive officer and an equity owner of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of The Arden Group, Inc. and Kash n' Karry Food Stores, Inc.

     Jennifer Holden Dunbar became a director of the Company upon consummation of the Acquisition. She joined Leonard Green & Associates, L.P. ("LGA"), a merchant banking firm, as an associate in 1989, became a principal in 1993, and through a corporation became a partner in 1994. Since 1994, Ms. Holden Dunbar has also been an executive officer and equity owner of LGP. Ms. Holden Dunbar previously was an associate with the merchant banking firm of Gibbons, Green, van Amerongen and a financial analyst in mergers and acquisitions with Morgan Stanley & Co. Ms. Holden Dunbar is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Kash n' Karry Food Stores, Inc. and several private companies.

     Jonathan D. Sokoloff became a director of the Company upon consummation of the Acquisition. He joined LGA as a partner in 1990. Mr. Sokoloff has also been an executive officer and equity owner of LGP since its formation in 1994. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Carr-Gottstein Foods Co. and several private companies.


     The Company's By-laws and Certificate of Incorporation provide for the Company's Board of Directors to be comprised of between eight and eleven members, as determined from time to time by the stockholders. The Board is currently comprised of eight members. Each Director holds office until the next annual meeting of stockholders and until his successor is duty elected and qualified, or until his earlier death, resignation or removal.



     All of the Company's current Directors were nominated and elected to the Company's Board of Directors in accordance with the Stockholders Agreement (as hereinafter defined) as designees of GEI and the Continuing Stockholders, respectively. See "Principal Stockholders -- Terms of the Stockholders Agreement." Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. Except for the Blechman Brothers' familial relationships, there are no family relationships among the executive officers or Directors of the Company.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table shows the compensation paid by the Company during the year ended December 31, 1995 ("Fiscal Year 1995") to the five most highly compensated executive officers of the Company, who collectively acted in a similar capacity to a chief executive officer, serving as such at the end of Fiscal Year 1995 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                   FISCAL   -----------------------       ALL OTHER
           NAME AND PRINCIPAL POSITION              YEAR    SALARY($)   BONUS($)(A)   COMPENSATION($)(B)
- -------------------------------------------------  ------   ---------   -----------   ------------------
Ross Blechman....................................    1995    402,461      368,145            9,527
  Vice President
Brian Blechman...................................    1995    401,523      368,145            9,822
  Vice President
Dean Blechman....................................    1995    402,545      368,145            9,235
  Vice President
Neil Blechman....................................    1995    402,545      368,145            9,822
  Vice President
Steve Blechman...................................    1995    402,548      368,145            9,527
  Vice President

- ---------------

(a)  Bonuses are reported in the fiscal year earned and paid.

(b) (i) payment of premiums for term life insurance policies of $1,365 for Ross Blechman; $1,660 for Brian Blechman; $1,073 for Dean Blechman; $1,660 for Neil Blechman; and $1,365 for Steve Blechman, for 1995; (ii) payment of premiums for executive medical insurance policies for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, of $1,250 for 1995 and (iii) payments under the Company's Profit Sharing Plan of $6,912 for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, for 1995. The amount set forth in this column does not include "S" corporation dividend distributions sufficient to pay income taxes on the earnings of the Company that were treated as having been earned by the individual as a shareholder of the Company.


EMPLOYMENT AGREEMENTS

     Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Blechman Brothers (each an "Employment Agreement"). The Employment Agreement provides that, unless a Public Offering Event (as defined below, see "Principal Stockholders -- Terms of the Stockholders Agreement") has occurred, the relevant individual will be employed as an executive of the Company for a term of five years, renewable for terms of one year thereafter. From and after the occurrence of a Public Offering Event, the employment term is deemed to end on the third anniversary of such event; provided that, the employment term will be automatically extended so as to establish a three year remaining term of employment upon a termination of employment for the purposes of the noncompetition and severance provisions of the Employment Agreement. The Employment Agreement provides for a base salary of $400,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, the executive is also eligible to participate in the TLC's Bonus Plan which entitles such individual to a bonus payment of up to 128% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Company for each year of the employment term. The Employment Agreement also provides, subject to certain exceptions, that upon a termination of the individual's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay the individual an amount equal to his base salary for the remaining term under the Employment Agreement.


     Upon consummation of the Acquisition, the Company entered into an employment agreement with Stephen Welling to serve as President of the Natur-Pharma (Nature's Herbs) Division of the Company (the "Division") (the "Welling Employment Agreement"). The Welling Employment Agreement provides that Mr. Welling will be employed as an executive of the Company for a term of three years, renewable for terms of one year thereafter. The Welling Employment Agreement provides for a base salary of $135,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, Mr. Welling is also eligible to participate in the Division Bonus Plan which entitles him to a bonus payment up to 202.5% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Division for each year of the employment term. The Welling Employment Agreement also provides, subject to certain exceptions, that upon a termination of Mr. Welling's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay Mr. Welling an amount equal to his base salary for the remaining term under the Welling Employment Agreement.

     Upon consummation of the Acquisition, the Company entered into consulting agreements with each of David and Jean Blechman (each a "Consulting Agreement"). The Consulting Agreement provides that the relevant individual be engaged as an independent consultant to the Company for a term of five years. As consideration for such consulting services, the Company is obligated to pay the individual an annual consulting fee of $100,000, in addition to certain limited perquisites and benefits.

     Upon consummation of the Acquisition, the Company and TLC also entered into non-competition agreements with each of the Stockholders (each a "Non-Competition Agreement"). The term of the Non-Competition Agreement is equal to the initial term of the relevant individual's employment or consulting agreement, as the case may be. The Non-Competition Agreement generally prevents the individual from participating in any manner in the management, operation and/or ownership of any entity, anywhere in the world, which is engaged in similar lines of business to those of the Company.

DIRECTOR COMPENSATION

     Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Non-employee directors are reimbursed for their out-of-pocket expenses in attending Board meetings. Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar receive no fees in their capacities as directors, but see "Certain Relationships and Related Transactions -- Transactions with LGP" for a description of certain other arrangements pursuant to which LGP, of which they (or corporations owned by them) are partners, receives compensation from the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE ACQUISITION

     The Acquisition Agreement contains provisions customary for transactions of similar size and type, including representations and warranties, which generally will expire at the end of the fourteenth month following the month in which the Acquisition Agreement was consummated. However, those representations and warranties that are related to tax and environmental matters will expire, respectively, at the date on which the applicable statute of limitations has expired and the third anniversary of the consummation of the Acquisition Agreement. Subject to the limitations set forth in the Acquisition Agreement (which include, subject to certain exceptions, a $2,000,000 deductible on liability and a maximum liability of $25,000,000), the Stockholders have agreed to indemnify GEI, its permitted assigns and the Company against any liabilities arising out of the breach of such representations and warranties while such representations and warranties are still in effect. Pursuant to the Acquisition Agreement, the Stockholders received, in addition to certain payments described elsewhere in this Prospectus, a payment in respect of their estimated liability for taxes on the Company's income prior to the consummation of the Transactions, when the Company had "S" corporation status for federal income tax purposes. This payment is subject to adjustment based on the actual tax liability as calculated for the relevant period. In addition, certain fees, taxes and expenses of parties to the Acquisition Agreement were or will be paid by the Company in connection with the consummation of the Acquisition. See "Prospectus Summary -- The Acquisition."

EMPLOYMENT AND CONSULTING AGREEMENTS

     Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Continuing Stockholders and consulting agreements with each of David and Jean Blechman. See "Management -- Employment Agreements."

TRANSACTIONS WITH DAVID BLECHMAN AND JEAN BLECHMAN


     During the period from 1989 to 1992, Twin Laboratories Inc. assigned to David and Jean Blechman certain promissory notes of Natur-Pharma Inc., representing inter-company payables, in the aggregate principal amount of $1,500,000. These promissory notes bore interest at a rate of 10% per annum, and $1,000,000 of the principal was repaid in 1994 and the remainder was repaid on May 2, 1996. In June and July of 1991, Alvita Products, Inc. issued four promissory notes payable to David Blechman and Jean Blechman in the aggregate principal amount of $250,000. Such promissory notes bore interest at a rate of 9% per annum and were repaid in April 1994. In 1988 and 1989, ARP borrowed funds from David Blechman and Jean Blechman in the aggregate principal amount of $545,500. These loans were non-interest bearing, and $200,000 of the principal was repaid in 1994 and the remainder was repaid on May 3, 1996. The Company believes that these transactions were on terms at least as favorable to the Company as could be obtained in transactions with independent third parties.


TRANSACTIONS WITH LGP

     LGP is the investment advisor to and an affiliate of the general partner of GEI, which after consummation of the Acquisition owns 48% of the outstanding shares of common stock of TLC. Following consummation of the Acquisition, Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar, stockholders and directors of the general partner of LGP, became directors of the Company. See
"Management -- Directors and Executive Officers."

     Upon the consummation of the Acquisition, LGP received a fee of $1 million for its services in arranging and structuring the Acquisition, including, among other things, structuring and negotiating the Acquisition Agreement and the Stockholders Agreement, arranging and negotiating the terms of the New Credit Facility and related documents, assistance with the Offering, financial and market analyses, and other similar consulting and investment banking services. The majority of such services were performed on behalf of LGP by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar.


     In connection with the Acquisition, the Company entered into a Management Services Agreement with LGP pursuant to which LGP will receive an annual retainer fee of $400,000 plus reasonable expenses for providing certain management, consulting and financial planning services (the "LGP Management Fee"). The Company believes that the contacts and expertise provided by LGP in these areas enhance the Company's opportunities and management's expertise in these matters and that the fees to be paid to LGP fairly reflect the value of the services to be provided by LGP. The specialized consulting services provided by LGP overlap to some extent with the role of Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar as directors of the Company, for which they do not receive any additional compensation. See "Management -- Director Compensation." In addition to the LGP Management Fee, the Management Services Agreement provides that LGP may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that may be undertaken in the future; provided, however, that if the Continuing Stockholders maintain ownership of more than 30% of the shares of common stock of TLC, then the retention of LGP in connection with such major financial transactions is subject to the approval of a majority of the Blechman Brothers then serving as directors of the Company. The Management Services Agreement will terminate on the earlier of its seventh anniversary or such time as GEI no longer owns two-thirds of the shares of common stock of TLC issued to GEI pursuant to the Acquisition Agreement.

                             PRINCIPAL STOCKHOLDERS

     The shares of common stock of the Company are wholly owned by TLC.


     The information in the following table sets forth certain information with respect to the beneficial ownership of the common stock of TLC as of June 30, 1996 by (i) each person who beneficially owns more than 5% of the outstanding shares of TLC's common stock, (ii) each executive officer of the Company, (iii) each director of the Company and (iv) all directors and executive officers of the Company as a group. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown.


                                                                                        PERCENT
                                                                           NUMBER OF      OF
                            NAME AND ADDRESS                                SHARES     OWNERSHIP
- -------------------------------------------------------------------------  ---------   ---------
Green Equity Investors II, L.P. .........................................   480,000        48%
  c/o Leonard Green & Partners, L.P.
  333 South Grand Avenue, Suite 5400
  Los Angeles, CA 90071
John G. Danhakl(a).......................................................   480,000        48%
  c/o Leonard Green & Partners, L.P.
  333 South Grand Avenue, Suite 5400
  Los Angeles, CA 90071
Jennifer Holden Dunbar(a)................................................   480,000        48%
  c/o Leonard Green & Partners, L.P.
  333 South Grand Avenue, Suite 5400
  Los Angeles, CA 90071
Jonathan D. Sokoloff(a)..................................................   480,000        48%
  c/o Leonard Green & Partners, L.P.
  333 South Grand Avenue, Suite 5400
  Los Angeles, CA 90071
Brian Blechman...........................................................    89,689         9%
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Dean Blechman............................................................    89,689         9%
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Neil Blechman............................................................    89,689         9%
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Ross Blechman............................................................    89,689         9%
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Steve Blechman...........................................................    89,689         9%
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779

                                                                                        PERCENT
                                                                           NUMBER OF      OF
                            NAME AND ADDRESS                                SHARES     OWNERSHIP
- -------------------------------------------------------------------------  ---------   ---------
Stephen Welling..........................................................     1,555      *
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
All directors and executive officers as a group (9 persons)(b)...........   930,000        93%

- ---------------

(a) The shares shown as beneficially owned by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar represent 480,000 shares owned of record by GEI. GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of common stock of TLC owned by GEI. As such, Messrs. Sokoloff and Danhakl and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to all shares held by GEI. However, such individuals disclaim beneficial ownership of the securities held by GEI except to the extent of their respective pecuniary interests therein.
(b)  Includes the shares referred to in Note (a) above.
  *  Less than 1%.

TERMS OF THE STOCKHOLDERS AGREEMENT

     Upon consummation of the Acquisition, GEI, the Continuing Stockholders and TLC entered into a Stockholders Agreement (the "Stockholders Agreement") in respect of their holdings of shares of common stock of TLC. Pursuant to such Stockholders Agreement, certain transfers of such stock by the parties to the agreement are subject to tag-along rights of the other party and, for the five years subsequent to the date of the agreement, the reasonable consent of the other party. Such rights are generally effective until such time as the common stock of TLC is publicly held (a "Public Offering Event"). In addition, such consent rights of each party are contingent upon that party maintaining ownership of two-thirds of the shares of common stock of TLC issued to such party pursuant to the Acquisition Agreement.

     Pursuant to the Stockholders Agreement, each of GEI and the Continuing Stockholders is granted certain demand registration rights which commence on the earlier of nine months after a Public Offering Event and the second anniversary of the date of the agreement. The Stockholders Agreement also contains certain "piggyback" registration rights arising in the event that TLC registers its securities under the Securities Act.

     Under the Stockholders Agreement, each of GEI and the Continuing Stockholders are granted certain preemptive rights in the event that TLC issues to the other party any equity or debt securities of TLC. These rights are generally effective (i) until a Public Offering Event and (ii) provided that the preempting party maintains ownership of two-thirds of the shares of common stock of TLC issued to such party pursuant to the Acquisition Agreement.

     Pursuant to the Stockholders Agreement, each of GEI and the Continuing Stockholders agreed to vote their shares in favor of five nominees of the Continuing Stockholders and three nominees of GEI to the Board of Directors of TLC and the Company. The agreement provides that a wide range of actions to be taken by TLC, including but not limited to the payment of certain dividends, engagement in new businesses, and the acquisition of other businesses, require the affirmative approval of a majority of each of the Continuing Stockholders nominees and the GEI nominees to the Board of Directors. Generally, such rights of each party are contingent upon that party maintaining ownership of two-thirds of the shares of common stock of TLC issued to such party pursuant to the Acquisition Agreement. Certain fundamental corporate actions, including but not limited to, amendments to the Certificate of Incorporation, the sale of substantially all of the assets of the Company, and the merger or combination of the Company with another entity, additionally require an affirmative vote of holders of at least 80% of the issued and outstanding common stock of TLC. Generally, such requirements for a super-majority stockholder vote are contingent upon the Continuing Stockholders maintaining ownership of two-thirds of the shares of common stock of TLC issued to them pursuant to the Acquisition Agreement. In addition, all of these rights and requirements are generally only effective until the occurrence of a Public Offering Event. See "Risk Factors -- Control by Principal Stockholders."


     Subject to the early termination of certain provisions of the Stockholders Agreement upon the occurrence of a Public Offering Event, the Stockholders Agreement terminates on the tenth anniversary of the date thereof.

     Shares of common stock and Preferred Stock of TLC were issued to various institutional investors (the "Senior Preferred Holders") pursuant to a Stock Subscription Agreement among each such investor and TLC.

     Upon consummation of the Acquisition, GEI, the Continuing Stockholders, the Senior Preferred Holders and TLC entered into a secondary stockholders agreement (the "Secondary Stockholders Agreement") in respect of their holdings of shares of stock of TLC. Pursuant to such Secondary Stockholders Agreement, the Senior Preferred Holders will have tag-along rights with respect to certain transfers of common stock of TLC by GEI and/or the Continuing Stockholders. In addition, on a sale of all or substantially all of the common stock of TLC by GEI and/or the Continuing Stockholders, such sellers will have drag-along rights with respect to shares of common stock of TLC held by the Senior Preferred Holders. Further, GEI, the Company and the other Senior Preferred Holders will have certain first option rights on sales by a Senior Preferred Holder of shares of common stock of TLC. All of the above rights will terminate on the occurrence of a Public Offering Event.

     In addition, commencing on the fifth anniversary of the Secondary Stockholders Agreement, the Senior Preferred Holders will be entitled to exercise one demand registration right with respect to their shares of common stock of TLC. Finally, the Senior Preferred Holders will have certain "piggyback" registration rights on other registrations of equity securities of TLC.

     Subject to the early termination of certain provisions of the Secondary Stockholders Agreement upon the occurrence of a Public Offering Event, the Secondary Stockholders Agreement terminates on the tenth anniversary of the date thereof.

                            DESCRIPTION OF NEW NOTES

     Set forth below is a summary of certain provisions of the New Notes. The New Notes will be issued pursuant to an indenture dated May 7, 1996, by and among the Company, TLC, the Subsidiary Guarantors (as defined below) and Fleet National Bank as trustee (the "Trustee"). Except as otherwise indicated below, the following summary applies to both the Old Notes and the New Notes. As used herein, the term "Notes" shall mean the Old Notes and the New Notes, unless otherwise indicated.

     The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes, except that the New Notes (i) will be registered under the Securities Act, (ii) will not provide for payment of penalty interest as Liquidated Damages, which terminate upon consummation of the Exchange Offer, and (iii) will not bear any legends restricting transfer thereof. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes. As of the date hereof, $100 million aggregate principal amount of Old Notes is outstanding. See "The Exchange Offer."


     The following summaries of certain provisions of the New Notes, the Indenture and the Registration Rights Agreement are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions therein, which documents have been filed as exhibits to this Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture or the Registration Rights Agreement, as appropriate. As used in this section, the "Company" refers to the entity which survived the Natur-Pharma Merger, and shall not refer to the subsidiaries of the Company. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL


     The New Notes will be unsecured, general obligations of the Company, subordinate in right of payment to all Senior Debt of the Company, and senior or pari passu in right of payment to all existing and future subordinated Indebtedness of the Company. The New Notes will be limited in aggregate principal amount to $100 million. The Notes will be jointly and severally guaranteed (the "Guarantees") fully and unconditionally on an unsecured senior subordinated basis by ARP, the Company's sole existing Subsidiary, and by each of the Company's future Subsidiaries (the "Subsidiary Guarantors") and by TLC (together with the Subsidiary Guarantors, the "Guarantors"). The obligations of each Guarantor under its guarantee, however, will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. The term "Subsidiaries" as used herein or in the Indenture, however, does not include any Unrestricted Subsidiaries. The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.


     The Notes will mature on May 15, 2006. The Notes will bear interest at 10 1/4% per annum from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1996, to the persons in whose names such Notes are registered at the close of business on the May 1 or November 1 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at 14 Wall Street, New York, New York 10005.

SUBORDINATION


     The New Notes and the Guarantees will be general, unsecured obligations of the Company and the Guarantors, respectively, subordinated in right of payment to all Senior Debt of the Company and the Guarantors, as applicable. As of June 30, 1996, the Company had approximately $50.4 million of outstanding Senior Debt, substantially all of which was secured, and approximately $0.4 million of debt which ranks pari passu with the Notes in right and priority of payment.


     The Indenture provides that no payment (by set-off or otherwise) may be made by or on behalf of the Company or a Guarantor, as applicable, on account of the principal of, premium, if any, or interest on the Notes (including any repurchases of Notes), or on account of the redemption provisions of the Notes or any Obligation in respect of the Notes, for cash or property, (i) upon the maturity of any Senior Debt of the Company or such Guarantor, as applicable, by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and the interest on and fees in respect of such Senior Debt are first paid in full in cash or Cash Equivalents (or such payment is duly provided for) or otherwise to the extent holders of Senior Debt accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents, or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on or fee in respect of Senior Debt of the Company or such Guarantor, as applicable, when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

     Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Debt to declare such Senior Debt to be due and payable and (ii) written notice of such event of default is given to the Company and the Trustee by the Senior Bank Representative or the holders of an aggregate of at least $20 million principal amount outstanding of any other Senior Debt or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set-off or otherwise) may be made by or on behalf of the Company, if the Company is an obligor on such Senior Debt, or any Guarantor which is an obligor under such Senior Debt on account of the principal of, premium, if any, or interest on the Notes (including any repurchases of any of the New Notes), or on account of the redemption provisions of the Notes or any Obligation in respect of the Notes, in any such case. Notwithstanding the foregoing, unless the Senior Debt in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, the Company and the Guarantors shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Debt) shall be made the basis for the commencement of any other Payment Blockage Period.

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company or any Guarantor shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Debt, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of such Senior Debt remaining unpaid or unprovided for or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Debt held or represented by each, for application to the payment of all such Senior Debt remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Debt in full in cash or Cash Equivalents or otherwise to the extent holders of Senior Debt accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

     Upon any distribution of assets of the Company or any Guarantor upon any dissolution, winding up, total or partial liquidation or reorganization of the Company or a Guarantor, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, (i) the holders of all Senior Debt of the Company or such Guarantor, as applicable, will first be entitled to receive payment in full in cash or Cash Equivalents (or have such payment duly provided for) or otherwise to the extent holders of Senior Debt accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents before the Holders are entitled to receive any payment on account of the principal of, premium, if any, and interest on the Notes or any Obligation in respect of the Notes (other than Junior Securities) and (ii) any payment or distribution of assets of the Company or such Guarantor of any kind or character from any source, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by set-off or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of such Senior Debt or their representative to the extent necessary to make payment in full (or have such payment duly provided for) on all such Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

     No provision contained in the Indenture or the Notes will affect the obligation of the Company and the Guarantors, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the New Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any

Holder, subject to the four immediately preceding paragraphs, to pursue any other rights or remedies with respect to the New Notes.

     As a result of the subordination provisions contained in the Indenture, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or a marshalling of assets or liabilities of the Company, Holders of the New Notes may receive less, ratably, and holders of Senior Debt may receive more, ratably, than other creditors of the Company or the Guarantors.

OPTIONAL REDEMPTION

     The Company will not have the right to redeem any Notes prior to May 15, 2001, except as provided in the immediately following paragraph. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 2001, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing May 15, of the years indicated below, together with accrued and unpaid interest thereon to the Redemption Date (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date):

                                       YEAR                                     PERCENTAGE
    --------------------------------------------------------------------------  ----------
    2001......................................................................    105.125%
    2002......................................................................    102.562%
    2003......................................................................    101.281%
    2004 and thereafter.......................................................    100.000%

     Notwithstanding the foregoing, prior to May 15, 1999, the Company may redeem from time to time up to 35% of the aggregate principal amount of the Notes originally outstanding at a redemption price of 109 1/2% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Redemption Date, with the net proceeds of one or more Equity Offerings; provided, that at least 65% of the aggregate principal amount of the New Notes originally outstanding remain outstanding immediately after the occurrence of such redemption; provided, further, that such notice of redemption shall be sent within 30 days after the date of closing of any such Equity Offering, and such redemption shall occur within 60 days after the date such notice is sent.

     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The New Notes may be redeemed in part in multiples of $1,000 only.

     Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the date of redemption, upon surrender of such Note, a different Note or New Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

     The Notes will not have the benefit of any sinking fund.

     The New Credit Facility limits, and any agreements governing Senior Debt incurred after the closing of the Acquisition (the "Closing Date") may limit or prohibit, the optional redemption of the Notes until all such Senior Debt has been paid in full.

CERTAIN COVENANTS

  Repurchase of Notes at the Option of the Holder Upon a Change of Control

     The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Change of Control Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control, at a cash price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, together with accrued interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 15 Business Days following a Change of Control and shall remain open for not less than 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company shall purchase all Notes properly tendered in response to the Change of Control Offer.

     As used herein, a "Change of Control" means (i) any merger or consolidation of the Company or TLC with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of either the Company or TLC, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group," (as such terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), whether or not applicable), other than any Excluded Person or Excluded Persons or TLC, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity, (ii) any "person" or "group," other than any Excluded Person or Excluded Persons or TLC, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock of the Company then outstanding normally entitled to vote in elections of directors, provided that any "person" or "group" will be deemed to be the Beneficial Owner of any Capital Stock of the Company held by TLC so long as such person or group is the Beneficial Owner of, directly or indirectly, in the aggregate a majority of the Capital Stock of TLC then outstanding normally entitled to vote in elections of directors, or (iii) during any period of 12 consecutive months after May 7, 1996, individuals who at the beginning of any such 12-month period constituted the Board of Directors of either the Company or TLC (together, in each case, with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by LGP or a Related Party of LGP or by the Excluded Persons or by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or TLC then in office, as applicable.

     On or before the Change of Control Purchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all New Notes so tendered and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.


     Under clause (iii) of the definition of "Change of Control" above, among other things, a Change of Control could occur in certain circumstances upon a change in the constitution of a majority of the Board of Directors of either the Company or TLC resulting from a proxy contest involving the solicitation of revocable proxies.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

     The phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.


     Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, any tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, and the rules thereunder and all other applicable Federal and state securities laws and any provisions of the Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.



     The New Credit Facility prohibits, and any agreements governing Senior Debt incurred after the Closing Date may prohibit, the purchase of Notes in response to a Change in Control Offer, unless all such Senior Debt has been paid in full. Furthermore, a Change in Control will constitute an event of default under the New Credit Facility. In addition, the Company's ability to purchase Notes upon a Change in Control will be limited by its then available financial resources and, if those resources are insufficient, its ability to arrange financing to effect those purchases. There can be no assurance that the Company will have sufficient funds to repurchase the Notes upon a Change in Control or that it will be able to arrange financing for that purpose. Nevertheless, the Company's failure to make a Change in Control Offer or to purchase all Notes properly tendered pursuant to a Change in Control Offer will constitute an Event of Default under the Indenture. See "Risk Factors -- Effect of Change of Control."


  Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

     The Indenture provides that the Company and the Subsidiary Guarantors will not, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "Incur" or, as appropriate, an "Incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), except for Permitted Indebtedness.

     Notwithstanding the foregoing, if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such Incurrence of Indebtedness (including without duplication guarantees of Indebtedness of the Company and the Subsidiary Guarantors otherwise permitted by the Indenture) or Disqualified Capital Stock and (ii) on the date of such Incurrence (the "Incurrence Date"), the Consolidated Interest Coverage Ratio of the Company for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such Incurrence of such Indebtedness (without duplication) or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Interest Coverage Ratio, the use of proceeds thereof, would be at least 2.00 to 1 (the "Debt Incurrence Ratio"), then the Company and the Subsidiary Guarantors may Incur such Indebtedness or Disqualified Capital Stock.

     Indebtedness of any Person which is outstanding at the time such Person becomes a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company shall be deemed to have been Incurred at the time such Person becomes such a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company, as applicable.

     Notwithstanding anything to the contrary contained in the Indenture, the Subsidiary Guarantors each may guaranty Indebtedness of the Company or any other Subsidiary Guarantor that is permitted to be Incurred hereunder, either at the time such Subsidiary Guarantor becomes a Guarantor of the New Notes or if later the time the Company or such other Subsidiary Guarantor Incurs such Indebtedness.

  Limitation on Restricted Payments

     The Indenture provides that the Company and the Subsidiary Guarantors will not, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis, (1) a Default or an Event of Default shall have occurred and be continuing, (2) the Company is not permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio in the second paragraph of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or (3) the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after May 7, 1996, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period), commencing on the first day after May 7, 1996, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus (b) the aggregate Net Cash Proceeds received by the Company as a capital contribution or from the sale of its Qualified Capital Stock (other than (i) from or to a Subsidiary of the Company, (ii) to the extent applied in connection with a Qualified Exchange and
(iii) to the extent applied to repurchase Capital Stock pursuant to clause (d) of the definition of Permitted Payments), after May 7, 1996.

     The foregoing provisions will not prohibit or be violated by (A) a Qualified Exchange; (B) the payment or making of any Restricted Payment within 60 days after the date of declaration thereof or the making of any binding commitment in respect thereof, if at said date of declaration or commitment, such Restricted Payment would have complied with the provisions contained in clauses (1), (2) and (3) of the first paragraph hereof; (C) Permitted Payments;
(D) Restricted Investments, provided, that, after giving pro forma effect to such Restricted Investment, the aggregate amount of all such Restricted Investments made on or after May 7, 1996 pursuant to this subclause (D) that are outstanding (after giving effect to (x) the amount of such Restricted Investments returned in cash to the Company or a Subsidiary Guarantor, the payment of cash dividends or the repayment in cash of the principal of loans or the cash return on any Restricted Investment to the Company or the Subsidiary Guarantor that made such Restricted Investment and (y) the release of any guarantee that constituted a Restricted Investment, to the extent it has been released, in each case on or prior to the date of such calculation) at any time does not exceed $10 million; and (E) Restricted Payments in an amount not to exceed $5 million minus (x) the amount of any Restricted Payments made (other than pursuant to subclauses (A), (C) and (D) above) since May 7, 1996 and (y)
(1) 100% of the amount of any deficit in Consolidated Net Income for the period (taken as one accounting period) commencing on the first day after May 7, 1996 to the date of such Restricted Payment plus (2) the aggregate Net Cash Proceeds received by the Company as a capital contribution or from the sale of its Qualified Capital Stock (other than (i) from or to a Subsidiary of the Company, (ii) to the extent applied in connection with a Qualified Exchange, and (iii) to the extent applied to repurchase Capital Stock pursuant to clause (d) of the definition of Permitted Payments), after May 7, 1996, up to the amount of the deficit, if any, applied pursuant to clause (y) (1) above. The full amount of any Restricted Payment made pursuant to the foregoing clauses (B) and (D) (but not pursuant to clauses (A), (C) or (E)) of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the immediately preceding paragraph.

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company and the Subsidiary Guarantors will not, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary of the Company: (i) (a) to pay dividends or make other distributions to the Company or any of its Subsidiaries
(1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) to pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) to make loans or advances to the Company or any of its Subsidiaries or (iii) to transfer any of its properties or assets to the Company or any of its Subsidiaries, except (a) restrictions imposed by the Notes or the Indenture, (b) restrictions imposed by applicable law and regulation, (c) existing restrictions under Indebtedness outstanding on May 7, 1996 or under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement relating to any property, asset, or business acquired by the Company or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any person, other than the person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (d) any such restriction or requirement imposed by Indebtedness Incurred under clause (b) under the definition of "Permitted Indebtedness," provided such restriction or requirement is not materially more restrictive than that imposed by the Credit Agreement as of May 7, 1996, (e) restrictions with respect to a Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, provided such restrictions apply solely to the Capital Stock or assets of such Subsidiary which are being sold,
(f) restrictions on transfer contained in Purchase Money Indebtedness Incurred pursuant to paragraph (e) of the definition of Permitted Indebtedness, provided such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness, (g) customary restrictions imposed on the transfer of copyrighted or patented materials and customary provisions in agreements that restrict the assignment of such agreements or any rights thereunder, and (h) in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clause (c) or (f) of this paragraph that are not materially more restrictive than those being replaced and do not apply to any other person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, nor (b) Liens not prohibited by the terms of the Indenture shall be considered a restriction on the ability of the applicable Subsidiary to transfer such lease or any assets, as the case may be.

  Limitations on Layering Indebtedness

     The Indenture provides that the Company and the Guarantors will not, directly or indirectly, Incur, or suffer to exist any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company or a Guarantor unless, by its terms, such Indebtedness (i) has a maturity date subsequent to the Stated Maturity of the Notes and an Average Life longer than that of the Notes and (ii) is subordinate in right of payment to, or ranks pari passu with, the New Notes or the Guarantee, as applicable. For purposes of this provision, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by reason of the fact that such other Indebtedness is secured by any Lien.

  Limitation on Liens

     The Indenture provides that the Company and the Subsidiary Guarantors will not, create, incur, assume or suffer to exist, to secure any Indebtedness other than Senior Debt, any Lien, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of the Indenture or upon any income or profits therefrom unless the Company or such Subsidiary Guarantor provides, concurrently or immediately thereafter, that the Notes are equally and ratably secured, provided that, if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes or the Guarantee, as applicable, with the same relative priority as such Subordinated Indebtedness shall have with respect to the Notes or the Guarantee, as applicable, provided, further, that, in the case of Indebtedness of a Subsidiary Guarantor, if such Subsidiary Guarantor shall cease to be a Subsidiary Guarantor in accordance with the provisions of the Indenture, such equal and ratable Lien to secure the Notes shall, without any further action, cease to exist.

  Limitation on Sale of Assets and Subsidiary Stock

     The Indenture provides that the Company and the Subsidiary Guarantors will not, in one transaction or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their respective property, business or assets (other than cash or Cash Equivalents), including by merger or consolidation (in the case of a Subsidiary Guarantor), and including any sale or other transfer or issuance of any Capital Stock (other than directors qualifying shares) of any Subsidiary of the Company, whether by the Company or a Subsidiary (an "Asset Sale"), unless within 360 days following such Asset Sale (1)(a) the Net

Cash Proceeds received from such Asset Sale are (i) (x) used to purchase one or more businesses or to purchase more than 50% of the Capital Stock of a person operating one or more businesses, (y) used to make capital expenditures or (z) used to acquire other long-term assets, in each case, so long as such business or businesses, capital expenditures or long-term assets will constitute, be a part of or be used in a Related Business or (ii) used to retire Senior Debt and to permanently reduce the amount of such Indebtedness outstanding (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount) and (b) the Net Cash Proceeds of such Asset Sale not applied as provided in clause (a) (the "Asset Sale Offer Amount") are applied to the optional redemption of the Notes in accordance with the terms of the Indenture or to the repurchase of the Notes pursuant to an irrevocable, unconditional cash offer (the "Asset Sale Offer") to repurchase Notes at a purchase price (the "Asset Sale Offer Price") of 100% of the principal amount, plus accrued interest to the date of payment, (2) at least 75% of the consideration for such Asset Sale consists of cash or Cash Equivalents; provided that (x) the amount of any liabilities (as shown on the Company's most recent consolidated balance sheet) of the Company or any Subsidiary that are assumed by the transferee in such Asset Sale and (y) any notes or other obligations received by the Company or any such Subsidiary Guarantor from such transferee that are immediately (but in no event more than 30 days after receipt) converted by the Company or such Subsidiary Guarantor into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents, as the case may be, received), shall be deemed to be cash or Cash Equivalents, as the case may be, for purposes of this provision and, provided, further, this clause (2) shall not apply to the sale or disposition of assets or as a result of a foreclosure (or a secured party taking ownership of such assets in lieu of foreclosure) or as a result of an involuntary proceeding in which the Company cannot, directly or through its Subsidiaries, direct the type of proceeds received; (3) no Default or Event of Default would occur after giving effect, on a pro forma basis, to, such Asset Sale, and (4) with respect to any Asset Sale or series of related Asset Sales, the Net Cash Proceeds of which exceed $500,000, the Board of Directors of the Company determines in good faith that the Company or such Subsidiary, as applicable, receives Fair Market Value for such Asset Sale. The Indenture will provide that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in clause (l)(a) above exceeds $10 million and that each Asset Sale Offer shall remain open for not less than 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount plus an amount equal to accrued interest to the purchase of all Notes properly tendered (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Notes so tendered) at the Asset Sale Offer Price (together with accrued interest). To the extent Holders of Notes do not tender Notes in connection with any such Asset Sale Offer, the remaining Net Cash Proceeds may be applied in any manner not prohibited by the Indenture.

     Notwithstanding the foregoing provisions of the prior paragraph, the following transactions shall not be deemed Asset Sales:

          (i) the Company and the Subsidiary Guarantors may in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of property in the ordinary course of business;

          (ii) the Company and the Subsidiary Guarantors may (x) convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the limitation on mergers, sales or consolidations provisions in the Indenture, (y) make Restricted Payments permitted by the Restricted Payment covenant in the Indenture and (z) engage in Exempted Affiliate Transactions;

          (iii) the Company and the Subsidiary Guarantors may convey, sell, lease, transfer, assign or otherwise dispose of assets or issue Capital Stock to the Company or any of the Subsidiary Guarantors;

          (iv) the Company and the Subsidiary Guarantors may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Subsidiary Guarantor, as applicable;

          (v) the Company and the Subsidiary Guarantors may exchange assets held by the Company or a Subsidiary Guarantor for assets held by any person or entity; provided, that the assets received in such exchange in the good faith reasonable judgment of the Board will immediately constitute, be a part of, or be used in, a Related Business; provided, further, that the Board has determined that the terms of any exchange are fair and reasonable;

          (vi) the Company and the Subsidiary Guarantors may enter into Sale and Leaseback Transactions with respect to property acquired or completed after the Issue Date;

          (vii) the Company and the Subsidiary Guarantors may liquidate Cash Equivalents in the ordinary course of business;

          (viii) the Company and the Subsidiary Guarantors may create or assume Liens (or permit any foreclosure thereon) securing Indebtedness to the extent that such Lien does not violate the "-- Liens" covenant above; and

          (ix) the Subsidiary Guarantors may consummate any sale or series of related sales of assets or properties of the Company and the Subsidiary Guarantors having an aggregate Fair Market Value of less than $2 million in any fiscal year.

     Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws, and any provisions of the Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

     The New Credit Facility prohibits, and any agreements governing Senior Indebtedness incurred after the Closing Date may prohibit or restrict, the purchase of Notes in response to an Asset Sale Offer unless all such Senior Indebtedness has been paid in full.

  Limitation on Transactions with Affiliates

     The Indenture provides that neither the Company nor any of the Subsidiary Guarantors will be permitted after May 7, 1996 to enter into any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions), unless the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary, as the case may be, and are at least as favorable as the terms which could reasonably be expected to be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with persons who are not Affiliates.

     Without limiting the foregoing, in connection with any Affiliate Transaction or series of related Affiliate Transactions (other than Exempted Affiliate Transactions) (1) involving consideration to either party in excess of $1 million, the Company must deliver an Officers' Certificate to the Trustee, stating that the terms of such Affiliate Transaction are fair and reasonable to the Company, and no less favorable to the Company than could reasonably be expected to have been obtained in an arm's length transaction with a non-Affiliate, and (2) involving consideration to either party in excess of $5 million, the Company must also, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction to the Company from a financial point of view from an independent investment banking firm of national reputation, provided, that this sentence shall not apply to the sale of the products of the Company or its Subsidiaries to any Affiliate of LGP or any Related Party thereof, which sale is in the ordinary course of business and in accordance with industry practice.

  Limitation on Merger, Sale or Consolidation

     The Indenture provides that the Company will not directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons or adopt a Plan of Liquidation, unless (i) either (a) the Company is the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation, is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the consolidated surviving or transferee entity or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation, is at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation, would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock."

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or consummation of a Plan of Liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company shall be released from all obligations under the Notes and the Indenture.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  Limitation on Lines of Business

     The Indenture provides that neither the Company nor any of its Subsidiaries shall directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business.

  Restriction on Sale and Issuance of Subsidiary Stock

     The Indenture provides that the Company will not sell, and the Subsidiary Guarantors will not issue or sell, any shares of Capital Stock (other than directors qualifying shares) of any Subsidiary of the Company to any person other than the Company or a wholly owned Subsidiary of the Company, except for shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions. Notwithstanding the foregoing, (a) the Company and the Subsidiary Guarantors may consummate an Asset Sale of all of the Capital Stock owned by the Company and the Subsidiary Guarantors of any Subsidiary and (b) the Company or any Subsidiary Guarantor may pledge, hypothecate or otherwise grant a Lien on any Capital Stock of any Subsidiary to the extent not prohibited under the "-- Liens" covenant.

  Future Subsidiary Guarantors

     The Indenture provides that all present and future Subsidiaries of the Company jointly and severally will guaranty irrevocably and unconditionally all principal, premium, if any, and interest on the Notes on a senior subordinated basis. The term Subsidiary does not include Unrestricted Subsidiaries.

  Release of Guarantors

     Upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor (or all or substantially all of the assets of any such Subsidiary Guarantor or 50% or more of the Capital Stock of any such Subsidiary Guarantor) to an entity which is not a Subsidiary of the Company, which transaction is otherwise in compliance with the Indenture, such Subsidiary Guarantor shall be deemed released from all its obligations under its guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Company shall also terminate upon such release, sale or transfer. Upon the release of any Subsidiary Guarantor from its Guarantee pursuant to the provisions of the Indenture, each other Subsidiary Guarantor not so released shall remain liable for the full amount of principal of, and interest on, the Notes as and to the extent provided in the Indenture.

  Limitation on Status as Investment Company

     The Indenture prohibits the Company and its Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended).

REPORTS

     The Indenture provides that whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder and to prospective holders of New Notes identified to the Company by an Initial Purchaser, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required. In addition, from and after the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture defines an Event of Default as (i) the failure to pay any installment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise, (iii) the failure by the Company or any Subsidiary Guarantor to observe or perform any other covenant or agreement on the part of the Company or any Subsidiary Guarantor contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, specifying such Default and requiring that it be remedied, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries, (v) a default in any Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $10 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, and (vi) final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that if an Event of Default occurs and is continuing, generally the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such Event of Default.

     If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or any Significant Subsidiary) then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately, provided such acceleration shall not be effective until five

(5) Business Days after the Senior Bank Representative shall have been notified of such acceleration. If an Event of Default specified in clause (iv), above, relating to the Company or any Significant Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default (other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration) have been cured or waived, except a default with respect to any provision requiring supermajority approval to amend, which default may only be waived by such supermajority.


     Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all of the Holders any default, except a default with respect to any provision requiring supermajority approval to amend, which default may only be waived by such supermajority, except a default in the payment of principal of, premium on, or interest on any Note not yet cured, and except a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. See "Risk Factors -- Waiver of Defaults; Amendment of Indenture and Notes."


LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company may, at its option and at any time elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by, and the Indenture shall cease to be of further effect as to, all outstanding Notes and Guarantees, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust funds described below; (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's and the Guarantor's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are set forth in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, U.S. legal tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the Holders of Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance before the date that is one year prior to the Stated Maturity, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance before the date that is one year prior to the Stated Maturity, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the Officers' Certificate, clauses (i) through (vi) and, in the case of the opinion of counsel, clauses (i), (with respect to the validity and perfection of the security interest), (ii), (iii) and (v) of this paragraph have been complied with. Upon Legal Defeasance as provided in the Indenture, the Guarantee of each Guarantor shall be fully released and discharged and the Trustee shall promptly execute and deliver to the Company any documents reasonably requested by the Company to evidence or effect the foregoing.

AMENDMENTS AND SUPPLEMENTS

     The Indenture contains provisions permitting the Company, the Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company, the Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; except that any amendments or supplements to the provisions relating to the "Repurchase of Notes at the Option of the Holder Upon a Change of Control" covenant in a manner adverse to the Holders shall require the consent of not less than 66 2/3% of the aggregate principal amount of Notes at the time outstanding; provided, further, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity on any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), or reduce the Change of Control Purchase Price or Asset Sale Offer Price or alter the redemption provisions of the Indenture in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or (iv) make the Notes further subordinated in right of payment to any extent or under any circumstances to any other Indebtedness (it being understood that amendments to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" which may have the effect of increasing the amount of Senior Indebtedness that the Company and the Subsidiary Guarantors may Incur shall not, for purposes of this clause (iv), be deemed to make the Notes further subordinated in right of payment to any extent or under any circumstances to any other Indebtedness). See "Risk Factors -- Waiver of Defaults; Amendment of Indenture and Notes."


NO PERSONAL LIABILITY OF PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS

     The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company, the Guarantors or any successor entity shall have any personal liability in respect of the obligations of the Company or the Guarantors under the Indenture or the New Notes by reason of his or its status as such stockholder, employee, officer or director.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness or Disqualified Capital Stock of any person existing at the time such person becomes a Subsidiary of the Company or is merged or consolidated into or with the Company or one of its Subsidiaries.

     "Acquisition" means the purchase or other acquisition of any person or substantially all the assets of any person by any other person, whether by purchase, stock purchase, merger, consolidation, or other transfer, and whether or not for consideration.

     "Affiliate" means any person, directly or indirectly, controlling or controlled by or under direct or indirect common control with the Company. For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, provided, that, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.

     "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of (a) the product of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

     "Beneficial Owner" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on May 7, 1996), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

     "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

     "Cash Equivalent" means for all purposes of the Indenture other than the provisions thereof described under the caption "Subordination" above, (a) securities issued or directly and fully guaranteed or insured by the United States Government, or any agency or instrumentality thereof, having maturities of not more than one year from the date of acquisition: (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of "A" or better from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof of any domestic commercial bank, the long-term debt of which is rated at the time of acquisition thereof at least A or the equivalent thereof by Standard & Poor's Ratings Group, or A or the equivalent thereof by Moody's Investors

Service, Inc. and having capital and surplus in excess of $500,000,000; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a), (b) and (c) above entered into with any bank meeting the qualifications specified in clause (c) above; (e) commercial paper rated at the time of acquisition thereof at least A-2 or the equivalent thereof by Standard & Poor's Ratings Group or P-2 or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within 270 days after the date of acquisition thereof, and (f) interests in any investment company which invests solely in instruments of the type specified in clauses (a) through (e) above. For purposes of the provisions of the Indenture described under the caption "Subordination" above, "Cash Equivalent" means (a) securities issued or directly and fully guaranteed or insured by the United States Government, or any agency or instrumentality thereof, having maturities of not more than 180 days from the date of acquisition; (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within 180 days from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of "A" or better from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than 180 days from the date of acquisition thereof of any domestic commercial bank the long-term debt of which is rated at the time of acquisition thereof at least A or the equivalent thereof by Standard & Poor's Ratings Group, or A or the equivalent thereof by Moody's Investors Service, Inc. and having capital and surplus in excess of $500,000,000; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(a), (b) and (c) above entered into with any bank meeting the qualifications specified in clause (c) above; (e) commercial paper rated at the time of acquisition thereof at least A-1 or the equivalent thereof by Standard & Poor's Ratings Group or P-1 or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within 180 days after the date of acquisition thereof; and (f) interests in any investment company which invests solely in instruments of the type specified in clauses (a) through (e) above.

     "Consolidated EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of (i) Consolidated income tax expense, (ii) Consolidated depreciation and amortization expense (including amortization of debt discount and deferred financing costs in connection with any Indebtedness of such person and its Subsidiaries), provided that Consolidated depreciation and amortization of a Subsidiary that is less than wholly owned shall only be added to the extent of the equity interest of the Company in such Subsidiary, (iii) Consolidated Interest Expense, (iv) all other non-cash items and (v) up to $13.6 million of fees and expenses actually incurred in connection with the Transactions.

     "Consolidated Interest Coverage Ratio" of any person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of
(a) the aggregate amount of Consolidated EBITDA of such person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Interest Expense of such person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Interest Expense would no longer be obligations contributing to such person's Consolidated Interest Expense subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of calculating each of Consolidated EBITDA and Consolidated Interest Expense for this definition, (i) with respect to any Reference Period commencing prior to May 7, 1996, the Transactions shall be assumed to have occurred on the first day of such Reference Period, (ii) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (iii) transactions giving rise to the need to calculate the Consolidated Interest Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iv) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock

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

during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of such Reference Period, and (v) the Consolidated Interest Expense of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall provide a term including at least the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

     "Consolidated Interest Expense" of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, excluding amortization of debt issuance costs incurred in connection with the Notes or the New Credit Facility but including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period and (b) the amount of cash dividends paid by such person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such person to such person or such person's wholly owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP, and (y) interest expense attributable to any Indebtedness represented by the guaranty by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

     "Consolidated Net Income" means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains and losses which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain or loss from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any Capital Stock), (b) the net income, if positive, of any person, other than a Consolidated Subsidiary but including an Unrestricted Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a wholly owned Consolidated Subsidiary of such person during such period, but in any case not in excess of such person's pro rata share of such person's net income for such period, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (d) the net income, if positive, of any of such person's Consolidated Subsidiaries in the event and solely to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, (e) the effects of changes in accounting principles, (f) any non-cash compensation expense in connection with the exercise of, grant to or repurchase from officers, directors and employees of stock, stock options or stock equivalents, (g) any one-time non-cash charge or expense associated with the write-off of deferred debt issuance costs associated with the New Credit Facility or the Notes and (h) the amortization of the consideration for the Non-Competition Agreements entered into in connection with the Transactions.

     "Consolidated Net Worth" of any person at any date means the aggregate consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such consolidated stockholders' equity),

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

(a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries and (b) all upward revaluations and other write-ups in the book value of any asset of such person or a Consolidated Subsidiary of such person subsequent to May 7, 1996.

     "Consolidated Subsidiary" means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

     "Credit Agreement" means the one or more credit agreements (including, without limitation, the New Credit Facility) entered into by and among the Company, certain of its subsidiaries, and certain financial institutions, which provide for in the aggregate one or more term loans and/or revolving credit facilities, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any such credit agreement and all refundings, refinancings and replacements of any such credit agreement, including any agreement (i) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is Incurred it would not be prohibited by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or (iv) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms hereof.

     "Disqualified Capital Stock" means (a) except as set forth in clause (b) of this paragraph, with respect to any person, Capital Stock of such person that, by its terms or by the terms of any security into which it is then convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the New Notes and (b) with respect to any Subsidiary of such person (including with respect to any Subsidiary of the Company), any Capital Stock (i) not held by the Company or a wholly owned Subsidiary of the Company or (ii) other than any common stock with no preference, privileges, or redemption or repayment provisions.

     "Equity Offering" means an underwritten public offering pursuant to a registration statement filed with the SEC in accordance with the Securities Act, the consequence of which is that the common stock of either the Company or TLC is listed on a national securities exchange or quoted on the national market system or the SmallCap Market of NASDAQ.

     "Excluded Person" means collectively or individually Green Equity Investors II, L.P., David Blechman, Jean Blechman, Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman and Steve Blechman and their respective Related Parties.

     "Exempted Affiliate Transaction" means (a) compensation, indemnification and other benefits paid or made available (x) pursuant to the Employment Agreements and Consulting Agreements, or (y) for or in connection with services actually rendered and comparable to those generally paid or made available by entities engaged in the same or similar businesses (including reimbursement or advancement of reasonable out-of-pocket expenses, loans to officers, directors and employees in the ordinary course of business consistent with past practice and directors' and officers' liability insurance), (b) certain transactions, expenses and payments pursuant to the terms of or contemplated by the Stockholders Agreement, the Secondary Stockholders Agreement or the Stock Purchase Agreement, (c) any Restricted Payments or other payments or transactions expressly permitted under the covenant discussed above under "Limitation on Restricted Payments," (d) transactions between the Company and any of its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (e) payments to LGP for management services under the Management

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

Services Agreement in an amount not to exceed $1 million in any fiscal year, (f) payments to LGP for reasonable and customary fees and expenses for financial advisory and investment banking services provided to the Company in connection with major financial transactions; provided, however, that to the extent that any such Affiliate Transaction referred to in clause (f) involves payments in excess of $2.5 million, such Affiliate Transaction must be evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate addressed and delivered to the Trustee certifying that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors, and (g) transactions between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company, provided that any ownership interest in any such Subsidiary which is not beneficially owned directly or indirectly by the Company or any of its Subsidiaries is not beneficially owned by an Affiliate of the Company or TLC other than by virtue of the direct or indirect ownership interest in such Subsidiary held (in the aggregate) by the Company and/or one or more of its Subsidiaries.

     "Existing Indebtedness" means Indebtedness of the Company or a Subsidiary Guarantor in existence on May 7, 1996.

     "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, as in effect on May 7, 1996.

     "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities and obligations of others of the kind described in the preceding clause (a) or (b) that such person has guaranteed or which are secured by a Lien on any assets or property of such person and all obligations to purchase, redeem or acquire any Capital Stock which are related to a payment obligation in respect of such Indebtedness; provided that if the liabilities or obligations which are secured by a Lien have not been assumed in full by such person or are not such person's legal liability in full, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the Fair Market Value of the assets or property securing such Lien; and (d) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b) or
(c), or this clause (d), whether or not between or among the same parties.

     "Interest Swap and Hedging Obligation" means any monetary obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

     "Investment" by any person in any other person means (without duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for cash, property, services, securities or otherwise) of Capital Stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other person or any agreement to make any such acquisition; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable or deposits arising in the ordinary course of business); (c) other than guarantees of Indebtedness of the Company or any Subsidiary Guarantor to the extent permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; (d) the making of any capital contribution by such person to such other person; and (e) the designation by the Board of Directors of the Company of any person to be an Unrestricted Subsidiary. The Company shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any Subsidiary (or, if neither the Company nor any of its Subsidiaries has theretofore made an Investment in such Subsidiary, in an amount equal to the Investments being made), at the time that such Subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Subsidiary shall be deemed an Investment valued at its fair market value at the time of such transfer. The amount of any such Investment shall be reduced by any liabilities or obligations of the Company or any of its Subsidiaries to be assumed or discharged in connection with such Investment by an entity other than the Company or any of its Subsidiaries.

     "Junior Security" means, so long as the effect of any exclusion employing this definition is not to cause the Notes to be treated in any bankruptcy case or proceeding or similar event as part of the same class of claims as Senior Debt or any class of claims pari passu with, or senior to, the Senior Debt, for any payment or distribution, debt or equity securities of the Company or any successor corporation provided for by a plan of reorganization or readjustment that are subordinated at least to the same extent that the Notes are subordinated to the payment of all Senior Debt then outstanding; provided that
(a) if a new corporation results from such reorganization or readjustment, such corporation assumes any Senior Debt not paid in full in cash or Cash Equivalents in connection with such reorganization or readjustment and (b) the rights of the holders of such Senior Debt are not, without the consent of such holders, altered by such reorganization or readjustment.

     "LGP" means Leonard Green & Partners, L.P.

     "Management Services Agreement" means the management services agreement, dated as of the May 7, 1996, between the Company and LGP substantially as in effect on May 7, 1996.

     "Net Cash Proceeds" means the aggregate amount of Cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary) expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less (i) the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its respective Subsidiaries in connection with such Asset Sale, (ii) the amounts of any repayments of Indebtedness secured, directly or indirectly, by Liens on the assets which are the subject of such Asset Sale or Indebtedness associated with such assets which is due by reason of such Asset Sale (i.e., such disposition is permitted by the terms of the instruments evidencing or applicable to such Indebtedness, or by the terms of a consent granted thereunder, on the condition that the proceeds (or portion thereof) of such disposition be applied to such Indebtedness), and other fees, expenses and other expenditures, in each case, reasonably incurred as a consequence of such repayment of Indebtedness (whether or not such fees, expenses or expenditures are then due and payable or made, as the case may be); (iii) all amounts deemed appropriate by the Company (as evidenced by a signed certificate of the Chief Financial Officer of the Company delivered to the Trustee) to be provided as a reserve, in accordance with GAAP ("GAAP Reserves"), against any liabilities associated with such assets which are the subject of such Asset Sale; and (iv) with respect to Asset Sales by Subsidiaries of the Company, the portion of such cash payments attributable to Persons holding a minority interest in such Subsidiary.

     "Obligation" means any principal, premium or interest payment, or monetary penalty, or damages, or purchase price due by the Company or any Guarantor under the terms of the New Notes or the Indenture, including any liquidated damages due pursuant to the terms of the Registration Rights Agreement.

     "Permitted Indebtedness" means, without duplication (a) Indebtedness evidenced by the Notes and represented by the Indenture, (b) Indebtedness of the Company and the Subsidiary Guarantors (without duplication) Incurred from time to time under or in respect to the Credit Agreement up to an aggregate amount outstanding at any time in an aggregate principal amount up to $88 million, minus the amount of any such Indebtedness permanently reduced with Net Cash Proceeds from any Asset Sale or assumed by a transferee in an Asset Sale; (c) Indebtedness incurred by the Company or any Subsidiary Guarantor from time to time in an aggregate principal amount outstanding at any time of up to $10 million (which may be Incurred pursuant to the Credit Agreement); (d) Indebtedness incurred by the Company to any Subsidiary Guarantor, and Indebtedness incurred by any Subsidiary Guarantor to any other Subsidiary Guarantor or Subsidiary Guarantors or to the Company; provided, that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in right of payment to the Company's obligations pursuant to the Notes; (e) Purchase Money Indebtedness Incurred by the Company or any Subsidiary Guarantor, in an aggregate principal amount not to exceed $20 million at any time outstanding from time to time; (f) Indebtedness arising from tender, bid, performance or government contract bonds, other obligations of like nature, or warranty or contractual service obligations of like nature, or warranty or contractual service obligations, in any case, Incurred by the Company or the Subsidiary Guarantors in the ordinary course of business; (g) Interest Swap and Hedging Obligations that are Incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness or the amount of such receivable or liability to which such Interest Swap and Hedging Obligation relates; and (h) Indebtedness in respect of bankers' acceptances and letters of credit, all in the ordinary course of business in an aggregate amount outstanding at any time of up to $2.5 million; (i) Existing Indebtedness; and (j) Refinancing Indebtedness that serves to Refinance, without duplication, in whole or in part, the Indebtedness permitted by this paragraph or any one or more successive Refinancings of any thereof.

     "Permitted Lien" means any of the following:

          (a) Liens existing on May 7, 1996;

          (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

          (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (i) the underlying obligations are not overdue for a period of more than 30 days, or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

          (d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

          (e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

          (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

          (g) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

          (h) Liens securing the Notes;

          (i) Liens securing Indebtedness of a person existing at the time such person becomes a Subsidiary or is merged with or into the Company or a Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, provided in each case that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

          (j) Liens securing or arising from Purchase Money Indebtedness permitted to be incurred under clause (e) of the definition of Permitted Indebtedness, provided such Liens relate to the property (and monetary proceeds thereof) which was acquired or constructed with such Purchase Money Indebtedness and the Capital Stock of any Person formed to acquire such property and that does not own any other material property; and

          (k) Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner not materially more adverse to the Holders of the Notes than the terms of the Liens securing such refinanced Indebtedness.

     "Permitted Payments" means, without duplication, (a) payments to TLC in an amount sufficient to permit TLC to pay reasonable and necessary operating expenses and other general corporate expenses (including any reasonable professional fees and expenses, but excluding all expenses payable to or to be paid to or on behalf of an Excluded Person); (b) payments to TLC to enable TLC to pay foreign, federal, state or local tax liabilities, not to exceed the amount of any tax liabilities that would be otherwise payable by the Company and its Subsidiaries and Unrestricted Subsidiaries to the appropriate taxing authorities if they filed separate tax returns to the extent that TLC has an obligation to pay such tax liabilities relating to the operations, assets or capital of the Company or its Subsidiaries and Unrestricted Subsidiaries, provided any such payment shall either be used by TLC to pay such tax liabilities within 90 days of TLC's receipt of such payment or refunded to the payee; (c) payments to TLC to enable TLC to pay, or the payment by the Company directly of, the payments provided for by clauses (a), (e) and (f) and the transactions, expenses and payments described in clause (b) of the definition of "Exempted Affiliated Transaction"); and (d) cash dividends paid to TLC to the extent necessary to permit TLC to repurchase common stock, stock options and stock equivalents of TLC held by departing or deceased directors, officers or employees of TLC, the Company or any of the Subsidiary Guarantors, in an aggregate amount not to exceed in any fiscal year $1,000,000 plus (x) the cumulative amount by which (1) the product of $1,000,000 times the number of preceding fiscal years subsequent to May 7, 1996 exceeds (2) the amount of such payments made during such fiscal years, plus (y) the aggregate cash consideration received by TLC, after May 7, 1996 and prior to or substantially concurrently with the date of such repurchase, from the sale or issuance of common stock of TLC to directors, officers and employees of TLC, the Company and the Subsidiary Guarantors (including, to the extent not otherwise included in the amount of such cash consideration, cash repayments of principal received by TLC on loans made to such persons to enable them to purchase such stock) to the extent such cash consideration was contributed, or is substantially concurrently with such dividend contributed, to the Company as a capital contribution (provided that the net amount of cash dividends paid under this clause (d) shall not exceed $7.5 million).

     "Purchase Money Indebtedness" means any Indebtedness of such person to any seller or other person incurred to finance the acquisition or construction (including in the case of a Capitalized Lease Obligation, the lease) of any business or real or personal tangible property (or, in each case, any interest therein) acquired or constructed after May 7, 1996 which, in the reasonable good faith judgment of the Board of Directors of the

Company, is related to a Related Business of the Company and which is incurred concurrently with, or within 180 days of, such acquisition or the completion of such construction and, if secured, is secured only by the assets so financed.

     "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

     "Qualified Exchange" means any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock or Indebtedness of the Company with the Net Cash Proceeds received by the Company from the substantially concurrent sale of Qualified Capital Stock or a substantially concurrent capital contribution to the Company, or any exchange of Qualified Capital Stock for any Capital Stock or Indebtedness of the Company.

     "Reference Period" with regard to any person means the four full fiscal quarters (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the New Notes or the Indenture.

     "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of the amount of fees, consents, premiums, prepayment penalties and reasonable expenses incurred in connection with such Refinancing) the principal amount of the Indebtedness so refinanced (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon the acceleration thereof, such lesser amount as of the date of the issuance of such Refinancing Indebtedness) or, in the case of Disqualified Capital Stock, the liquidation preference of the Disqualified Capital Stock so refinanced, plus, in the case of the Credit Agreement, additional Indebtedness which on the date of Incurrence is permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; provided, that other than with respect to a Refinancing of Indebtedness under the Credit Agreement, (A) such Refinancing Indebtedness of any Subsidiary of the Company shall only be used to refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the New Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) such Refinancing Indebtedness shall have no installment of principal (or redemption payment) scheduled to come due earlier than the scheduled maturity of any installment of principal of the Indebtedness or Disqualified Capital Stock to be so refinanced which was scheduled to come due prior to the Stated Maturity.

     "Related Business" means the business conducted (or proposed to be conducted, including the activities referred to in and being contemplated by the Company, as described or referred to in this Prospectus) by the Company and its Subsidiaries as of May 7, 1996 and any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related businesses, including reasonably related extensions thereof and including, without limitation, any business related to the manufacturing or marketing of products sold through health food stores.

     "Related Party" means (i) with respect to any Excluded Person, (A) any controlling stockholder, 80% or more owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Excluded Person or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of such Excluded Person and/or such other persons referred to in the immediately preceding clause (A), and (ii) only with respect to Green Equity Investors II, L.P. (and in addition to the persons described in the foregoing clause (i)) any partnership or corporation which is managed by or controlled by LGP or any affiliate thereof. For the purposes of this definition, "control" of any individual, corporation, partnership, trust, unincorporated organization or a government or any agency or political subdivision thereof (a "Person"), shall mean the

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

possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

     "Restricted Investment" means, in one or a series of related transactions, any Investment, other than investments in (a) Cash Equivalents, (b) the Company or a Subsidiary Guarantor, (c) Investments in or acquisitions of Capital Stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any option or warrant of or in any Person that is or becomes, at the time of the acquisition thereof, a Subsidiary of the Company and is or is to be primarily engaged in a Related Business; (d) Investments of such Person existing as of the date of the Indenture and any extension, modification or renewal of such Restricted Investment (but not increases thereof, other than as a result of the accrual or accretion of interest or original issue discount pursuant to the terms of such Investment), (e) transactions or arrangements with officers or directors of the Company or any Subsidiary of the Company entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of the Company or any Subsidiary of the Company permitted under the covenant "Transactions with Affiliates"); (f) investments in or acquisitions of Capital Stock or similar interests in Persons (other than Affiliates of the Company) received in the bankruptcy or reorganization of or by such Person or any exchange of such investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof; and (g) Investments in Persons (other than Affiliates of the Company) received by such Person as consideration from Asset Sales to the extent not prohibited by "Limitation on Sale of Assets and Subsidiary Stock" covenant or any exchange of any such Investment with the issuer thereof, and extensions, modifications and renewals thereof; provided, however, that a merger of another person with or into the Company or a Subsidiary Guarantor shall not be deemed to be a Restricted Investment so long as the surviving entity is the Company or a direct wholly owned Subsidiary Guarantor.

     "Restricted Payment" means, with respect to any person, (a) the declaration or payment of any dividend or other distribution in respect of Capital Stock of such person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Capital Stock of such person or, (c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Restricted Investment by such person; provided, however, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on or with respect to Capital Stock of a person to the extent payable in shares of Qualified Capital Stock of such person; (ii) any dividend, distribution or other payment to the Company, or to any of its wholly owned Subsidiary Guarantors, by the Company or any of its Subsidiaries; or (iii) the declaration or payment of dividends by any Subsidiary of the Company provided such distributions are made to the Company (or a Subsidiary of the Company, as applicable) on a pro rata basis (and in like form) to all distributions so made to all other stockholders thereof.

     "Sale and Leaseback Transaction" means any transaction by which the Company or a Subsidiary Guarantor, directly or indirectly, becomes liable as a lessee or as a guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired that the Company or any Subsidiary Guarantor has sold or transferred or is to sell or transfer to any other Person in a substantially concurrent transaction with such assumption of liability.

     "Senior Bank Representative" means, at any time, the then-acting agent or agents under the Credit Agreement, which shall initially be Chemical Bank.

     "Senior Debt" of the Company or any Subsidiary Guarantor means Indebtedness (including, without limitation, interest accruing after the commencement of any bankruptcy case or proceedings whether or not allowed as a claim in such case or proceeding) of the Company or such Guarantor arising under the Credit Agreement or any Interest Swap and Hedging Obligation relating to such Indebtedness or that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly designated Senior Debt and made senior in right of payment to the New Notes or the applicable guarantee; provided, that in no event shall Senior Debt include (a) Indebtedness to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness incurred in violation of the terms of the Indenture, (c) Indebtedness to trade creditors, and (d) Disqualified Capital Stock.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such Regulation S-X is in effect on the Issue Date.

     "Stated Maturity," when used with respect to any New Note, means May 15, 2006.

     "Subordinated Indebtedness" means Indebtedness of the Company or a Subsidiary Guarantor that is subordinated by its terms in right of payment to the New Notes or such Guarantee, as applicable.

     "Subsidiary," with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances to elect directors, is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority equity ownership interest, or (iii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and in which such person, directly or indirectly, at the date of determination thereof has at least a majority equity ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary or Subsidiaries of the Company for any purpose whatsoever.

     "Transactions" means the transactions contemplated by the Stock Purchase and Sale Agreement, dated as of March 5, 1996, as amended, among TLC, the Company, Green Equity Investors II, L.P., David Blechman, Jean Blechman, Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman, Steve Blechman and Stephen Welling and the related financings thereof.

     "Unrestricted Subsidiary" means any subsidiary of the Company that does not own any Capital Stock of, or hold any Lien on any property of, the Company or any other Subsidiary Guarantor and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company); provided, that (i) neither immediately prior thereto nor after giving pro forma effect to such designation would there exist a Default or Event of Default and (ii) immediately after giving pro forma effect thereto, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in the second paragraph of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary, provided that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in the second paragraph of the covenant "Limitation of Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the New Notes will initially be issued in the form of one or more registered New Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary. Interests in Global Notes will be available for purchase only by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs").

     Notes that are (i) originally issued to or transferred to institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who are not QIBs or to any other persons who are not QIBs or
(ii) issued as described below under "Certificated Securities," will be issued in registered form

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

without coupons (the "Certificated Securities"). Upon the transfer to a QIB of Certificated Securities, such Certificated Securities will, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of New Notes being transferred.

     The Depositary has advised the Company that it is (i) a limited-purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs may elect to hold New Notes purchased by them through the Depositary. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants. Persons that are not QIBs may not hold New Notes through the Depositary.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer New Notes or to pledge the New Notes as collateral will be limited to such extent. The New Notes will be subject to certain other restrictions on transferability.

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Accordingly, each QIB owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such QIB is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB owns its interest, to exercise any rights of a holder under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of holders of New Notes or a QIB that is an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action and the Participants would authorize QIBs owning through such Participants to take such action or would otherwise act upon the instructions of such QIBs. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such New Notes.

     Payments with respect to the principal of, premium, if any, and interest on any New Notes represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such New Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

  Certificated Securities

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in definitive form under the Indenture, then, upon surrender by the Depositary of its Global Note, Certificated Securities will be issued to each person that the Depositary identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by DTC or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the New Notes represented by the Global Note (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the registered holder of the Global Note. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the New Notes represented by the Global Note are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                       DESCRIPTION OF NEW CREDIT FACILITY


     The New Credit Facility, agented by The Chase Manhattan Bank
(s/k/a/Chemical Bank; "Chase") and The Bank of New York, provides for (i) a six-year term loan facility, in the amount of $53.0 million maturing on May 7, 2002 (the "Term Loan"), and (ii) a six-year revolving credit facility (the "Revolving Credit

Facility") of $15.0 million expiring on May 7, 2002. The Revolving Credit Facility and the Term Loan bear interest at an annual rate, at the Company's option, equal to the "ABR plus the Applicable Margin" ("ABR Loans") or the "Eurodollar Rate plus Applicable Margin" ("Eurodollar Loans"). As used herein "ABR" means the highest of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City, (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. "Eurodollar Rate" means the rate (grossed up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Company) are offered to Chase in the interbank eurodollar market in the approximate amount of Chase's share of the applicable loan. "Applicable Margin" means (a) 1.25%, in the case of ABR Loans and (b) 2.50%, in the case of Eurodollar Loans. Interest rates on the credit facilities are subject to reduction in the event the Company meets certain financial tests.



     The principal amount of the $53.0 million Term Loan is required to be amortized commencing on October 31, 1996. Scheduled amortization payments under the Term Loan will be $1.5 million in 1996, $3.8 million in 1997, $5.6 million in 1998, $7.8 million in 1999, $10.1 million in 2000, $14.9 million in 2001 and
$9.3 million in 2002. Subsequent to the Transactions, the Company repaid approximately $3.0 million of outstanding indebtedness under the Term Loan.


     The proceeds of the Term Loan were used, together with proceeds of the Offering and the issuance of the common stock and Preferred Stock of TLC and available cash of the Company, to finance the Acquisition, to refinance certain debt of the Company and to pay related fees and expenses. The proceeds of the Revolving Credit Facility can be used to provide for the working capital requirements of the Company on or after the consummation of the Acquisition and for general corporate purposes, including, without limitation, the payment of transaction fees and tax adjustments.

     The New Credit Facility is secured by first priority security interests in all of the tangible and intangible assets of the Company and its direct and indirect subsidiaries. In addition, the loans under the New Credit Facility are guaranteed by TLC, ARP and certain of the Company's future subsidiaries. Additionally, the Company will be required to apply 75% (subject to reduction to 50% if certain financial tests are met) of excess cash flow (as defined in the New Credit Facility), 100% of the net proceeds of certain dispositions of material assets (other than inventory in the ordinary course of business), 50% of the net proceeds of the issuance or sale of the first $60 million of equity by TLC and 100% of the net proceeds of the incurrence of certain indebtedness, to the repayment of the New Credit Facility.

     The New Credit Facility contains certain financial and operating covenants including a maximum leverage ratio, a minimum EBITDA and a minimum fixed charge coverage ratio. In addition, the Company is limited in the amount of annual capital expenditures and capital lease obligations it may incur.

     The operating covenants of the New Credit Facility include limitations on the ability of the Company to (i) incur additional indebtedness, other than certain permitted indebtedness, (ii) permit additional liens or encumbrances, other than certain permitted liens, (iii) make any investments in other persons, other than certain permitted investments, (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations, and
(v) make restricted junior payments (including dividends on its common stock). The operating covenants also include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates, and business outside the ordinary course as currently conducted and certain extensions thereof, amendments or waivers of certain specified agreements, and the issuance of guarantees or other credit enhancements.

     If for any reason the Company is unable to comply with the terms of the New Credit Facility, including the covenants included therein, such noncompliance would result in an event of default under the New Credit Facility and could result in acceleration of the payment of the indebtedness outstanding under the New Credit Facility.

                      DESCRIPTION OF CAPITAL STOCK OF TLC


     In August 1996, TLC amended its Amended and Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") to change its authorized capital stock to 75,000,000 shares of common stock, $1.00 par value per share ("TLC Common Stock"), of which 1,000,000 shares were outstanding as of August 31, 1996, and 2,000,000 shares of preferred stock, $.01 par value per share, of which 67,000 shares were outstanding as of August 31, 1996.



     The following summary description of the capital stock of TLC is qualified in its entirety by reference to the Certificate of Incorporation and TLC's Amended and Restated Bylaws (the "Bylaws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.



COMMON STOCK



     Holders of shares of TLC common stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of TLC Common Stock entitled to one vote. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. As of August 31, 1996, GEI owned 48% and the Continuing Stockholders owned 45% of the TLC Common Stock. As a result, GEI and the Continuing Stockholders, should they choose to act together, will retain the voting power required to elect all directors and approve most other matters required to be voted upon by the stockholders of TLC. See "Risk
Factors -- Control by Principal Stockholders."



     Holders of TLC Common Stock on the applicable record date are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of any series of preferred stock. Upon the liquidation, dissolution or winding up of TLC, each holder of TLC Common Stock will be entitled to share ratably in any distribution of TLC's assets after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of preferred stock.



     Holders of the shares of TLC Common Stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of TLC Common Stock are fully paid and non-assessable.



     Special meetings of stockholders may be called by TLC's Board of Directors, the Chairman of the Board of Directors, the President or the holders of twenty-five (25%) of the then outstanding TLC Common Stock.



     Stockholders of TLC are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the period specified in TLC's Bylaws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.



PREFERRED STOCK



     TLC's Board of Directors has authority (without action by the stockholders) to issue authorized and unissued shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the voting powers, designations, preferences and relative, optional or other special rights thereof, including liquidation preferences and the dividend, conversion and redemption rights of each such series; provided, however, that TLC may not issue any additional series of preferred stock while any shares of Senior Preferred Stock or Junior Preferred Stock are outstanding. Under certain circumstances, TLC could issue the preferred stock as a method of discouraging, delaying or preventing a change of control of TLC.



     In connection with the consummation of the Acquisition and the Offering, TLC issued the Senior Preferred Stock and Junior Preferred Stock, the terms of which are described below.

SENIOR PREFERRED STOCK

     The Certificate of Incorporation limits the number of shares of Senior Preferred Stock which can be issued to 30,000 plus additional shares of Senior Preferred Stock which may be issued in payment of dividends on the Senior Preferred Stock if TLC elects to pay dividends in additional shares of Senior Preferred Stock. The aggregate liquidation preference of the Senior Preferred Stock issued upon the consummation of the Acquisition was $30.0 million. Dividends on the Senior Preferred Stock accrue at the rate of 14% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Senior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that TLC may, at its option and upon a majority vote of directors not affiliated with LGP ("Unaffiliated Directors"), pay dividends in cash.

     The Senior Preferred Stock is redeemable at any time, in whole or in part, at the option of TLC and upon a majority vote of Unaffiliated Directors, at the amount of the liquidation preference including accrued and unpaid dividends, except that (i) no partial redemption is allowed unless full cumulative dividends have been paid on all shares and (ii) no optional redemption is allowed at any time when TLC is making or required to make an offer to purchase Preferred Stock upon a change of control. The Senior Preferred Stock will be subject to mandatory redemption at the amount of the liquidation preference including accrued and unpaid dividends on May 1, 2007.

     In the event of a Change of Control (as defined), TLC will be required to make an offer to repurchase the outstanding Senior Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends.

     The Senior Preferred Stock ranks junior in right of payment to all liabilities of TLC and to any preferred stock senior in right of payment to the Senior Preferred Stock (if consented to by holders of a majority of the shares of Senior Preferred Stock) and ranks senior in right of payment to the Junior Preferred Stock and TLC Common Stock.


     Holders of the Senior Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Incorporation. The Certificate of Incorporation provides that the Senior Preferred Stock will have class voting rights with regard to, among other things, (i) authorization or issuance of stock which is senior to or on a parity with the Senior Preferred Stock as to dividends and distributions upon liquidation; (ii) issuance of additional shares of Senior Preferred Stock other than in payment of dividends on Senior Preferred Stock; (iii) changes to the Certificate of Incorporation or Bylaws of TLC so as to affect adversely any of the preferences, rights, powers or privileges of the Senior Preferred Stock or of the holders thereof as such; (iv) mergers, consolidations or sales of all or substantially all of the assets of TLC (or of TLC and its subsidiaries, taken as a whole) unless (a) the shares of Senior Preferred Stock will be redeemed upon consummation of such transaction or (b) certain other conditions are met; (v) certain transactions with affiliates; and (vi) subject to certain exceptions (including exceptions relating to the Junior Preferred Stock), payment of dividends on, or redemption or repurchase of, junior securities.


JUNIOR PREFERRED STOCK


     The Certificate of Incorporation limits the number of shares of Junior Preferred Stock which can be issued to 37,000, plus additional shares of Junior Preferred Stock which may be issued in payment of dividends on the Junior Preferred Stock if TLC elects to pay dividends in additional shares of Junior Preferred Stock. The aggregate liquidation preference of the Junior Preferred Stock issued upon the consummation of the Acquisition was $37.0 million. Dividends on the Junior Preferred Stock accrue at the rate of 11.25% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Junior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that if dividends are then being paid in cash on the Senior Preferred Stock, TLC may, at its option and upon a majority vote of Unaffiliated Directors, pay dividends on the Junior Preferred Stock in cash. The Junior Preferred Stock will be subject to mandatory redemption at the amount of the liquidation preference including accrued and unpaid dividends on May 1, 2008.


     The Junior Preferred Stock ranks junior in right of payment to all liabilities of TLC and to the Senior Preferred Stock and any other preferred stock senior in right of payment to the Junior Preferred Stock (if consented to by holders of a majority of the shares of Junior Preferred Stock) and ranks senior in right of payment to any additional preferred stock which does not expressly provide that it ranks senior to or on a parity with the Junior Preferred Stock and the TLC Common Stock.

     Other than as set forth above with respect to ranking, the powers, rights, designations and preferences, and qualifications, restrictions and limitations thereof, of the Junior Preferred Stock are substantially similar to those of the Senior Preferred Stock.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



     In the opinion of Kramer, Levin, Naftalis & Frankel, counsel to the Company ("Counsel"), the following are the material anticipated federal income tax consequences expected to result to holders from the acquisition, ownership and disposition of the New Notes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative pronouncements, all of which are subject to change, possibly with retroactive effect. Holders should note that Counsel's opinion is not binding on the Internal Revenue Service (the "Service"), and there can be no assurance that the Service will have a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the Service on any matters relating to the New Notes.



     The following discussion is for general information only. The tax treatment of a holder of the New Notes may vary depending upon such holder's particular situation. The discussion only addresses the tax consequences to holders who acquire the New Notes pursuant to the Exchange Offer and who hold the New Notes as capital assets and does not deal with special classes of holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign corporations and persons who are not citizens or residents of the United States, that may be subject to special rules not discussed below. EACH HOLDER OF OLD NOTES SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING, EXCHANGING AND DISPOSING OF THE NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.



THE EXCHANGE OFFER



     The exchange of the New Notes for the Old Notes pursuant to the Exchange Offer should not be taxable to a holder thereof for federal income tax purposes. An exchanging holder's tax basis in the New Notes should be equal to his adjusted tax basis in the Old Notes, and the holding period of the New Notes should include the holding period of the Old Notes.


ORIGINAL ISSUE DISCOUNT AND STATED INTEREST


     The New Notes will be issued without original issue discount. Stated interest on the Old and New Notes will be taxable to a holder as ordinary interest income at the time it is accrued or paid in accordance with such holder's method of accounting for tax purposes.


BOND PREMIUM ON THE NEW NOTES


     If a holder of a New Note purchased the Old Notes for an amount in excess of the amount payable at the maturity date (or a call date, if appropriate) of the Old Notes, the holder may deduct such excess as amortizable bond premium over the aggregate terms of the Old Notes and the New Notes (taking into account earlier call dates, as appropriate), under a yield-to-maturity formula. The deduction is available only if an election is made by the purchaser or is in effect. This election is revocable only with the consent of the Service. The election applies to all obligations owned or subsequently acquired by the holder. The holder's adjusted tax basis in the Old Notes and the New Notes will be reduced to the extent of the deduction of amortizable bond premium. Except as may otherwise be provided in future regulations, under the Code the amortizable bond premium is treated as an offset to interest income on the Old Notes and the New Notes rather than as a separate deduction item.


MARKET DISCOUNT ON THE NEW NOTES


     Tax consequences of a disposition of the New Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a holder acquired the Old Notes (other than in an original issue) at a market discount which equals or exceeds 1/4 of 1% of the stated redemption price of the New Notes at maturity multiplied by the number of remaining complete years to maturity and thereafter recognizes gain upon a disposition (or makes a gift) of the New Notes, the lesser of (i) such gain (or appreciation, in the case of a gift) or (ii) the portion of the market discount which accrued while the Old or New Notes were held by such holder will be treated as ordinary income at the time of the disposition (or gift). For these purposes, market discount means the excess (if any) of the stated redemption price at maturity over the basis of such Old or New Notes immediately after their acquisition by the holder. A holder of the New Notes may elect to include any market discount (whether accrued under the Old Notes or the New Notes) in income currently rather than upon disposition of the New Notes. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the Service.



     A holder of any New Note who acquired the Old Note at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such Old or New Note until the market discount is recognized upon a subsequent disposition of such New Note. Such a deferral is not required, however, if the holder elects to include accrued market discount in income currently.


REDEMPTION OR SALE OF THE NEW NOTES


     Generally, any redemption or sale of the New Notes by a holder should result in taxable gain or loss equal to the difference between the amount of cash and the fair market value of property received (except to the extent that such cash or property received is attributable to accrued, but previously untaxed, interest) and the holder's tax basis in the New Notes. The tax basis of a holder of the New Notes should generally be equal to the price paid for the Old Notes exchanged therefor, plus any accrued market discount on the New Notes (and the Old Notes exchanged therefor) included in the holder's income prior to sale or redemption of the New Notes, or reduced by any amortizable bond premium applied against the holder's income prior to sale or redemption of the New Notes. Such gain or loss generally would be long-term capital gain or loss if the holding period exceeded one year, except to the extent it constitutes accrued market discount.



BACKUP WITHHOLDING AND INFORMATION REPORTING



     A 31% "backup" withholding tax and information reporting requirements apply to certain payments of interest and original issue discount on an obligation, and to proceeds of the sale of an obligation before maturity, to certain non-corporate holders. The Company, and/or any paying and and/or collection agent, including a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the holder furnishes its taxpayer identification number (i.e., social security number in the case of an individual) in the manner prescribed in applicable Treasury regulations, certifies that such number is correct, certifies (with respect to payments of interest) as to no loss of exemption from backup withholding and meets certain other conditions. Backup withholding, however, in any event, generally does not apply to payments to certain "exempt recipients" such as corporations.



     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER OF THE OLD NOTES SHOULD CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that holds Old Notes that were acquired for its own account as a result of market making or other trading (other than Old Notes acquired directly from the Company), may exchange Old Notes for New Notes in the Exchange Offer. However, any such broker-dealer may be deemed to be an "underwriter" within the meaning of such term under the Securities Act and must, therefore, acknowledge that it will deliver a prospectus in connection with any resale of New Notes received in the Exchange Offer. This prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this Prospectus, as it may be amended or supplemented from time to time. The Company has agreed that, for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer who receives New Notes in the Exchange Offer for use in connection with any such sale. The Company will not receive any proceeds from any sales of New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale of New Notes by broker-dealers may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify Eligible Holder (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

     By acceptance of the Exchange Offer, each broker-dealer that receives New Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of New Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements herein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded, except as so modified or superseded, shall not be deemed to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless they are specifically incorporated by reference into such documents. Requests for such copies should be directed to: Twin Laboratories Inc., 2120 Smithtown Avenue, Ronkonkoma, New York 11779,
Attention: Philip M. Kazin, General Counsel.

                                 LEGAL MATTERS


     The validity of the Guarantees will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. The validity of the New Notes will be passed upon for the Company by Ray, Quinney & Nebeker, Salt Lake City, Utah.


                                    EXPERTS

     The consolidated financial statements of TLC as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 which are included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................  F-3
  Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and
     1995 and the Six Months Ended June 30, 1995 (unaudited) and 1996 (unaudited).....  F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
     1993, 1994 and 1995 and the Six Months Ended June 30, 1996 (unaudited)...........  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994
     and 1995 and the Six Months Ended June 30, 1995 (unaudited) and 1996
     (unaudited)......................................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Twinlab Corporation (formerly TLG Laboratories Holding Corp.)
Ronkonkoma, New York

     We have audited the accompanying consolidated balance sheets of Twinlab Corporation (formerly TLG Laboratories Holding Corp.) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1994 and 1995, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jericho, New York
February 9, 1996

(May 7, 1996 as to Notes 1 and 16a, and


August 7, 1996 as to Notes 16b and 16c)

                      TWINLAB CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1994      1995
                                                                -------   -------    JUNE 30,
                                                                                    -----------
                                                                                       1996
                                                                                    -----------
                                                                                    (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents (Note 7)..........................  $ 5,735   $ 7,945    $   7,984
  Marketable securities (Note 2)..............................    1,178       201          201
  Accounts receivable, net of allowance for bad debts of $63,
     $177 and $228, respectively (Notes 7 and 15).............   17,892    24,372       22,701
  Inventories (Notes 3 and 7).................................   22,732    25,273       30,953
  Deferred tax assets (Note 16)...............................       --        --          417
  Prepaid expenses and other current assets...................    1,179       872        1,330
                                                                -------   -------   -----------
          Total current assets................................   48,716    58,663       63,586
Marketable securities (Note 2)................................      201        --           --
Property, plant and equipment, net (Notes 4, 8 and 9).........   12,071    13,036       12,960
Deferred tax assets (Note 16).................................       --        --       55,155
Other assets (Note 5).........................................    3,718     3,610        9,462
                                                                -------   -------   -----------
Total.........................................................  $64,706   $75,309    $ 141,163
                                                                =======   =======   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt (Notes 8 and 16)..........  $ 1,101   $ 1,479    $   1,500
  Current portion of capital lease obligations (Note 9).......      126       136          141
  Loan payable -- bank (Note 7)...............................      660       660           --
  Notes payable -- shareholders (Note 14).....................    1,846       846           --
  Accounts payable............................................    3,612     6,854        8,678
  Accrued expenses and other current liabilities (Note 6).....    3,135     4,258        9,471
                                                                -------   -------   -----------
          Total current liabilities...........................   10,480    14,233       19,790
Long-term debt, less current portion (Notes 5 and 16).........    5,116     5,367       48,862
Capital lease obligations, less current portion (Note 9)......      439       304          232
Senior subordinated notes (Note 16)...........................       --        --      100,000
                                                                -------   -------   -----------
          Total liabilities...................................   16,035    19,904      168,884
                                                                -------   -------   -----------
Senior redeemable cumulative preferred stock, $.01 par value;
  156,410 shares authorized; 30,000 shares outstanding as of
  June 30, 1996 (Note 16).....................................       --        --       30,000
                                                                -------   -------   -----------
Junior redeemable cumulative preferred stock, $.01 par value;
  140,090 shares authorized; 37,000 shares outstanding as of
  June 30, 1996 (Note 16).....................................       --        --       37,000
                                                                -------   -------   -----------
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity (deficit):
  Common stock, $1 par value; 1,000,000 shares authorized;
     450,000 shares outstanding as of December 31, 1994 and
     1995 and 1,000,000 shares outstanding as of June 30, 1996
     (Note 16)................................................      450       450        1,000
  Additional paid-in capital..................................       68        68       80,701
  Retained earnings (deficit).................................   48,153    54,887     (176,422)
                                                                -------   -------   -----------
          Total shareholders' equity (deficit)................   48,671    55,405      (94,721)
                                                                -------   -------   -----------
Total.........................................................  $64,706   $75,309    $ 141,163
                                                                =======   =======   ===========


                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                           (IN THOUSANDS OF DOLLARS)


                                                         YEAR ENDED              SIX MONTHS ENDED
                                                        DECEMBER 31,                 JUNE 30,
                                                -----------------------------   ------------------
                                                 1993       1994       1995      1995       1996
                                                -------   --------   --------   -------   --------
                                                                                   (UNAUDITED)
Net sales (Note 15)...........................  $99,897   $117,342   $148,735   $69,820   $ 81,837
Cost of sales.................................   62,131     70,247     89,932    42,046     47,852
                                                -------   --------   --------   -------   --------
Gross profit..................................   37,766     47,095     58,803    27,774     33,985
Operating expenses............................   21,125     23,022     27,191    13,779     14,816
                                                -------   --------   --------   -------   --------
Income from operations........................   16,641     24,073     31,612    13,995     19,169
                                                -------   --------   --------   -------   --------
Other (expense) income:
  Interest income.............................      242        254        313       147        315
  Interest expense............................     (487)      (761)      (866)     (417)    (2,591)
  Transaction expenses (Note 1)...............       --         --       (656)       --       (400)
  Nonrecurring non-competition agreement
     expense (Note 16)........................       --         --         --        --    (15,300)
  Other.......................................      510        354         61        96        (23)
                                                -------   --------   --------   -------   --------
                                                    265       (153)    (1,148)     (174)   (17,999)
                                                -------   --------   --------   -------   --------
Income before unusual item and provision for
  income taxes................................   16,906     23,920     30,464    13,821      1,170
Unusual item -- nonrecurring charge for prior
  years' income tax assessment (Note 13)......       --      1,982         --        --         --
Provision for income taxes (Note 10)..........      230        245        240        92      1,833
                                                -------   --------   --------   -------   --------
Net income (loss).............................  $16,676   $ 21,693   $ 30,224   $13,729   $   (663)
                                                =======   ========   ========   =======   ========
Pro forma (Note 1)
Historical income before provision for income
  taxes.......................................  $16,906   $ 21,938   $ 30,464   $13,821   $  1,170
Pro forma provision for income taxes..........    6,644      9,087     12,060     5,471      6,588
                                                -------   --------   --------   -------   --------
Pro forma net income (loss)...................  $10,262   $ 12,851   $ 18,404   $ 8,350   $ (5,418)
                                                =======   ========   ========   =======   ========


                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (IN THOUSANDS OF DOLLARS)


                                                                ADDITIONAL
                                                       COMMON    PAID-IN     RETAINED
                                                       STOCK     CAPITAL     EARNINGS      TOTAL
                                                       ------   ----------   ---------   ---------
Balance at January 1, 1993...........................  $ 442     $      1    $  32,737   $  33,180
Issuance of capital stock -- B. Bros.................      8           67           --          75
Net income...........................................     --           --       16,676      16,676
Distributions to shareholders........................     --           --       (9,388)     (9,388)
                                                       ------   ----------   ---------   ---------
Balance at December 31, 1993.........................    450           68       40,025      40,543
Net income...........................................     --           --       21,693      21,693
Distributions to shareholders........................     --           --      (13,565)    (13,565)
                                                       ------   ----------   ---------   ---------
Balance at December 31, 1994.........................    450           68       48,153      48,671
Net income...........................................     --           --       30,224      30,224
Distributions to shareholders........................     --           --      (23,490)    (23,490)
                                                       ------   ----------   ---------   ---------
Balance at December 31, 1995.........................    450           68       54,887      55,405
Net loss (unaudited).................................     --           --         (663)       (663)
Distributions to shareholders (unaudited)............     --           --       (8,929)     (8,929)
Issuance of common stock (Note 16) (unaudited).......    550        4,950           --       5,500
Repurchase of shareholders' common stock and
  recapitalization including income tax effects (Note
  16) (unaudited)....................................     --       24,497     (169,284)   (144,787)
Conversion of tax status from "S" corporation to "C"
  corporation (Note 16) (unaudited)..................     --       51,186      (51,186)         --
Dividends declared on senior preferred stock and
  junior preferred stock (unaudited).................     --           --       (1,247)     (1,247)
                                                       ------   ----------   ---------   ---------
Balance at June 30, 1996 (unaudited).................  $1,000    $ 80,701    $(176,422)  $ (94,721)
                                                       ======     =======    =========   =========


                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)


                                                                    YEAR ENDED                SIX MONTHS
                                                                   DECEMBER 31,             ENDED JUNE 30,
                                                            ---------------------------   ------------------
                                                             1993      1994      1995      1995       1996
                                                            -------   -------   -------   -------   --------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................................  $16,676   $21,693   $30,224   $13,729   $   (663)
  Adjustment to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization........................      805       950     1,011       514        742
     Gain on sale of equipment............................      (35)     (153)      (58)      (58)        --
     Bad debt expense.....................................       --       (59)      169        25         51
     Deferred income taxes................................       --        --        --        --      1,728
     Nonrecurring non-competition agreement expense.......       --        --        --        --     15,300
     Other................................................        8         1        --        --         --
     Changes in operating assets and liabilities:
       Accounts receivable................................   (3,817)   (5,880)   (6,649)     (690)     1,620
       Inventories........................................   (4,381)   (3,717)   (2,541)   (4,901)    (5,680)
       Prepaid expenses and other current assets..........     (547)      295       307      (359)      (458)
       Accounts payable...................................    2,354      (752)    3,242     5,260      1,824
       Accrued expenses and other current liabilities.....     (471)      494     1,123       324      2,316
                                                            -------   -------   -------   -------   --------
          Net cash provided by operating activities.......   10,592    12,872    26,828    13,844     16,780
                                                            -------   -------   -------   -------   --------
Cash flows from investing activities:
  Maturities of marketable securities.....................    1,163     1,120     1,178       375         --
  Purchases of marketable securities......................   (1,767)       --        --        --         --
  Proceeds from sales of property, plant and equipment....    1,358       435       825        59         10
  Acquisition of property, plant and equipment............   (4,904)   (1,786)   (2,641)   (2,073)      (483)
  Decrease (increase) in other assets.....................     (283)     (519)        6       240     (6,045)
                                                            -------   -------   -------   -------   --------
          Net cash used in investing activities...........   (4,433)     (750)     (632)   (1,399)    (6,518)
                                                            -------   -------   -------   -------   --------
Cash flows from financing activities:
  Proceeds from issuance of debt..........................    2,758     6,073     4,685     4,154    153,000
  Proceeds from issuance of senior and junior preferred
     stock................................................       --        --        --        --     67,000
  Distributions to shareholders...........................   (9,388)  (13,565)  (23,490)  (16,496)    (8,929)
  Payments of debt........................................     (785)   (5,389)   (5,056)   (2,905)   (10,990)
  Issuance of capital stock...............................       75        --        --        --      5,500
  Principal payments of capital lease obligations.........       --      (121)     (125)      (62)       (67)
  Repurchase of shareholders' common stock and
     recapitalization.....................................       --        --        --        --   (215,737)
                                                            -------   -------   -------   -------   --------
          Net cash used in financing activities...........   (7,340)  (13,002)  (23,986)  (15,309)   (10,223)
                                                            -------   -------   -------   -------   --------
Net (decrease) increase in cash and cash equivalents......   (1,181)     (880)    2,210    (2,864)        39
Cash and cash equivalents at beginning of period..........    7,796     6,615     5,735     5,735      7,945
                                                            -------   -------   -------   -------   --------
Cash and cash equivalents at end of period................  $ 6,615   $ 5,735   $ 7,945   $ 2,871   $  7,984
                                                            =======   =======   =======   =======   ========
Supplemental disclosures of cash flow information:
  Cash paid during the periods for:
     Interest.............................................  $   466   $   780   $   853   $   344   $    435
                                                            =======   =======   =======   =======   ========
     Income taxes.........................................  $   248   $   267   $   216   $    67   $    123
                                                            =======   =======   =======   =======   ========
Supplemental disclosure of non-cash investing
  activities -- Assets acquired under capital lease
  obligations.............................................  $    --   $   686   $    --   $    --   $     --
                                                            =======   =======   =======   =======   ========


                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                AND THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996


  (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

1.  DESCRIPTION OF ENTITY AND BASIS OF PRESENTATION

     Prior to May 7, 1996, Twin Laboratories Inc. ("Twin") and its affiliates, Twinlab Export Corp. ("Export"), Twinlab Specialty Corporation ("Specialty"), Alvita Products, Inc. ("Alvita"), Natur-Pharma, Inc. ("Natur-Pharma"), B. Bros. Realty Corporation ("B Bros.") and Advanced Research Press, Inc. ("ARP") (collectively the "Companies") operated as separate corporations, all of which were wholly-owned by the same individuals (with some companies having different ownership percentages among such individuals) except for Natur-Pharma and B. Bros. which were only ninety-seven percent owned by such individuals.

     In July 1995, the shareholders of the Companies signed a non-binding letter of intent to sell an interest in the Companies and subsequently entered into a stock purchase and sale agreement (the "Acquisition Agreement") (see Note 16). In connection with the transactions contemplated by the Acquisition Agreement, the Companies incurred $656 of professional expenses as of December 31, 1995 (the "Transaction Expenses").


     On February 27, 1996, Twinlab Corporation (formerly TLG Laboratories Holding Corp. ("TLC")) was incorporated in contemplation of the Acquisition Agreement. The accompanying consolidated financial statements include the accounts of TLC and subsidiaries (the "Company") after giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition Agreement.


     The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs and Alvita trademarks, respectively. The Company sells its products through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets.

     Twin manufactures and markets complete lines in two product categories: vitamins, minerals and amino acids; and sports nutrition, consisting of a total of over 400 products.

     Export sells Twin's products outside the United States. Specialty markets innovative and special nutritional supplements, some in unique dosage form. Alvita Products, Inc., under the brand Alvita, markets over 100 natural single herb teas and blends in both teabag and bulk form. Natur-Pharma manufactures and markets approximately 400 herbal and botanical supplements under the Nature's Herbs brand. Natur-Pharma operates a manufacturing facility registered with the Food and Drug Administration (FDA).

     B. Bros. was incorporated for the purpose of constructing a building to serve as Natur-Pharma's new office, warehouse and production facility.

     ARP is a publisher of sports nutrition books and a body building and fitness magazine entitled "Muscular Development, Fitness & Health."


     The Companies had been S Corporations, pursuant to the Internal Revenue Code, during the years ended December 31, 1993, 1994 and 1995 and through May 7, 1996. Upon completion of the Acquisition Agreement, the Companies terminated their S Corporation status. The pro forma income statement information reflects adjustments to the historical net income had the Companies not elected S Corporation status for income tax purposes for all periods presented.

                      TWINLAB CORPORATION AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Principles of combination -- All material intercompany accounts and transactions have been eliminated.

     b. Cash equivalents -- Investments with original maturities of three months or less are considered cash equivalents and consist primarily of money market funds.

     c. Marketable securities -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" during the year ended December 31, 1994, which requires changes in the accounting and reporting of investments in debt and equity securities. The effect of adopting SFAS No. 115 on the Company's consolidated financial statements was not material.

     The marketable securities portfolio primarily consists of investments in tax-exempt municipal bonds. Marketable securities are stated at amortized cost as the Company has the intent and ability to hold these securities to maturity. The aggregate fair value of the current marketable securities as of December 31, 1994 and 1995 was $1,170 and $201, respectively. The aggregate fair value of the noncurrent marketable securities was $196 as of December 31, 1994.

     d. Inventories -- Inventories are stated at the lower of cost (first-in, first-out method) or market value.

     e. Property, plant and equipment -- Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets which range from three to forty years. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the related assets or lease term.

     f. Intangible assets -- Trademarks are being amortized on the straight-line method over their expected lives, not to exceed forty years. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is being amortized on the straight-line method over forty years. Covenants not to compete are being amortized on the straight-line method over five years.

     g. Income taxes -- In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which required significant changes in accounting for income taxes, including an asset and liability approach to income taxes. The Company adopted SFAS No. 109 in the year ended December 31, 1993. There was no cumulative effect to the consolidated financial statements as a result of the change in accounting, nor did SFAS No. 109 have a material effect on the amount of income taxes provided in the year ended December 31, 1993.


     h. Revenue recognition -- Revenue from product sales is recognized at the time of shipment to the customer. Revenue from magazine subscriptions is recorded as deferred revenue at the time of sale and a pro rata share is included in revenue as magazines are delivered to subscribers. Advertising revenue is recognized when the related magazines are issued.



     i. Research and development expenses -- The Company charges research and development expenses to operations as incurred. Research and development expenses were $861, $1,030 and $1,140 for the years ended December 31, 1993, 1994 and 1995, respectively.



     j. Fair value of financial instruments -- The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


          1) Cash and cash equivalents -- The carrying amounts approximate fair value because of the short maturity of these instruments.

          2) Marketable securities -- Fair value approximates quoted market value.

                      TWINLAB CORPORATION AND SUBSIDIARIES

          3) Receivables -- The carrying amount approximates fair value because of the short maturity of these instruments.

          4) Debt -- The carrying amounts approximate fair value based on borrowing rates currently available to the Company for bank loans with similar terms.


     k. Use of estimates in the preparation of financial statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     l. Unaudited interim financial statements -- In the opinion of management, the unaudited consolidated financial statements for the six months ended June 30, 1995 and 1996 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operation for interim periods are not necessarily indicative of the results to be expected for the entire year.



     m. Reclassifications -- Certain prior year balances have been reclassified to conform with current year classifications.


3.  INVENTORIES


                                                                  DECEMBER 31,      JUNE 30,
                                                                -----------------   --------
                                                                 1994      1995       1996
                                                                -------   -------   --------
    Inventories consist of the following:
      Raw materials...........................................  $10,183   $11,006   $ 12,115
      Work in process.........................................    4,720     4,550      6,892
      Finished goods..........................................    7,829     9,717     11,946
                                                                -------   -------   --------
              Total...........................................  $22,732   $25,273   $ 30,953
                                                                =======   =======    =======


4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Land, building and leasehold improvements........................  $10,039     $11,204
    Plant equipment..................................................    5,883       6,097
    Office equipment.................................................    1,776       1,942
    Automobiles......................................................       70          56
                                                                       -------     -------
                                                                        17,768      19,299
    Less: accumulated depreciation and amortization..................    5,697       6,263
                                                                       -------     -------
      Property, plant and equipment -- net...........................  $12,071     $13,036
                                                                       -------     -------
      Depreciation and amortization expense..........................  $   851     $   909
                                                                       =======     =======

                      TWINLAB CORPORATION AND SUBSIDIARIES

5.  OTHER ASSETS

     Other assets consist of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Due from related trust(a)..........................................  $1,640     $1,786
    Trademarks, net of accumulated amortization of $128 and $157,
      respectively.....................................................     948      1,063
    Goodwill, net of accumulated amortization of $96 and $114,
      respectively.....................................................     607        590
    Other..............................................................     523        171
                                                                         ------     ------
              Total....................................................  $3,718     $3,610
                                                                         ======     ======

- ---------------


(a) The Company had advanced, to a related party trust, payments for premiums on a split dollar life insurance policy on the lives of the principal shareholders. The amounts advanced were to be repaid from the benefits or cash value of the policy and were collateralized by the cash surrender value of the policy. The principal shareholders were covered by a "second to die" policy in the face amount of $10,000. Such policy was terminated in May 1996 and the related advances were collected (see Note 16).


6.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Accrued salaries, employee benefits and payroll taxes..............  $  839     $  935
    Deferred revenue...................................................     689        787
    Accrued professional fees..........................................     134        700
    Other..............................................................   1,473      1,836
                                                                         ------     ------
              Total....................................................  $3,135     $4,258
                                                                         ======     ======

7.  LOAN PAYABLE -- BANK


     Natur-Pharma had a revolving line of credit arrangement with a bank. A maximum of $1,000 was available to Natur-Pharma with interest payable monthly at the bank's variable base rate (8.5 percent at December 31, 1995). Terms of the agreement included maintaining a $75 compensating balance, achieving quarterly net income of at least $50 and limitations on repayment of notes payable to shareholders. Borrowings were secured by inventories, accounts receivable and a guarantee by Twin. The credit arrangement was to mature on June 1, 1996 and was subject to annual review by the bank. Borrowings against such line of credit aggregated $660 at December 31, 1994 and 1995. Such borrowings were refinanced in May 1996 in connection with the Acquisition Agreement (see Note 16).



     Twin had entered into a line of credit arrangement with a bank which was cancelable by either party at any time and was to expire on May 31, 1996. A maximum amount of $10,000 was available with interest charged at the Alternate Base Rate of the bank, which was the higher of the prime rate (8.5 percent at December 31, 1995) or the Federal Funds rate (6.0 percent at December 31, 1995) plus 1/2 percent. There were no borrowings against such line of credit at December 31, 1994 and 1995. The line of credit agreement was cancelled in May 1996 (see Note 16).

                      TWINLAB CORPORATION AND SUBSIDIARIES

8.  LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                            DECEMBER 31,
                                                                           ---------------
                                                                            1994     1995
                                                                           ------   ------
    Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $22, including interest at 9.5
      percent plus a $1,737 balloon payment due May 1, 2002(a)...........  $2,282   $2,228
    Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $24, including interest at 9.9
      percent, maturing August 2006(a)...................................   2,171    2,104
    Loan payable to a bank, payable in monthly installments of $14, inclusive of interest at the prime rate plus .5 percent with the
      balance due on June 1, 1996(a).....................................      --    1,121
    Note payable to a bank collateralized by equipment, payable in monthly installments of $10, including interest at 8.43 percent,
      maturing August 31, 2001(a)........................................     584      516
    Note payable to a bank, unsecured, payable in monthly installments of
      $8, including interest at 7.7 percent, maturing July 1, 2002(a)....      --      506
    Note payable to a power authority, payable in monthly installments of
      $2, including interest at 6.38 percent, maturing February 2011.....     296      289
    Loan payable to a bank due on August 1, 1995.........................     792       --
    Other................................................................      92       82
                                                                           ------   ------
                                                                            6,217    6,846
    Less: current portion................................................   1,101    1,479
                                                                           ------   ------
              Total......................................................  $5,116   $5,367
                                                                           ======   ======


- ---------------

(a) Such debt was refinanced in May 1996 in connection with the Acquisition Agreement (see Note 16).


     The mortgages payable to banks provide, among other things, for the maintenance by certain of the companies of a minimum tangible net worth balance, certain financial ratios and limitations on additional borrowings.

     Maturities of long-term debt are as follows:

                              YEAR ENDING DECEMBER 31,
    ----------------------------------------------------------------------------
         1996...................................................................  $1,479
         1997...................................................................     315
         1998...................................................................     335
         1999...................................................................     366
         2000...................................................................     396
         Thereafter.............................................................   3,955
                                                                                  ------
              Total.............................................................  $6,846
                                                                                  ======

9.  CAPITAL LEASE OBLIGATIONS

     The Company is obligated under leases for equipment, which are treated as capital leases for financial reporting purposes due to certain provisions in the lease agreements. Included in plant equipment at December 31, 1994 and 1995 are assets held under capital leases with a net carrying value of $652 and $583,

                      TWINLAB CORPORATION AND SUBSIDIARIES
respectively. Accumulated amortization on these assets at December 31, 1994 and 1995 was $34 and $103, respectively.

     The future minimum lease payments, by year and in the aggregate, and the present value of the future minimum lease payments at December 31, 1995 are as follows:

                              YEAR ENDING DECEMBER 31,
    ----------------------------------------------------------------------------
         1996...................................................................   $164
         1997...................................................................    164
         1998...................................................................    164
                                                                                  ------
                Total...........................................................    492
         Amount representing interest...........................................     52
                                                                                  ------
         Present value of the future minimum lease payments (including $136
          payable currently)....................................................   $440
                                                                                  ======

10.  INCOME TAXES

     Prior to the consummation of the Acquisition Agreement, all of the Companies were "S" corporations and as such Federal and state taxes were generally paid at the shareholder level only. However, when corporate taxable income of any company exceed $200, such company was required to pay New York State corporate income taxes equal to the difference between the personal and the corporate tax rate (approximately 2 percent at December 31, 1995) for all taxable income in excess of $200, except for Natur-Pharma, Alvita and B. Bros., which are subject to the tax laws of the State of Utah.

     Some of the companies were not "S" corporations since inception. The following table sets forth the effective date each company elected "S" corporation status and the "C" corporation retained earnings at the time of "S" corporation election:

                                                                                 "C" CORPORATION
                                                         EFFECTIVE DATE OF "S"       RETAINED
                          COMPANY                        CORPORATION ELECTION        EARNINGS
    ---------------------------------------------------  ---------------------   ----------------
    Twin...............................................     January 1, 1987           $6,299
    Export.............................................        At inception             None
    Specialty..........................................        At inception             None
    Alvita.............................................     January 1, 1992           $   39
    Natur-Pharma.......................................     January 1, 1993           $  575
    B. Bros............................................        At inception             None
    ARP................................................     January 1, 1989           $  (89)


     The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 and through the consummation of the Acquisition Agreement on May 7, 1996 represents state taxes.


     Twin is undergoing a routine audit of its Federal income tax return for the year ended December 31, 1993. Management believes that any amounts which might be assessed will not have a material effect on the consolidated financial statements.

11.  EMPLOYEE BENEFIT PLANS

     Twin provides a profit sharing plan for all full-time employees who have satisfied length of service and minimum age requirements. Profit sharing expense related to Twin's plan was $250 for the years ended December 31, 1993, 1994 and 1995.

                      TWINLAB CORPORATION AND SUBSIDIARIES

     Under the Natur-Pharma, Inc. Employee Savings Plan, eligible participating employees may elect to contribute up to twenty-five percent of their salaries to an investment trust. Natur-Pharma may, at its sole discretion, contribute to the plan. Participants are fully vested in their own contributions and vest in Natur-Pharma's contributions at a rate of 20 percent per year beginning one year after the date of contribution. Natur-Pharma contributed and charged to expense $7, $11 and $37 under this plan for the years ended December 31, 1993, 1994 and 1995, respectively.

12.  COMMITMENTS AND CONTINGENCIES

     a. Leases -- The Company leases certain warehouse space and equipment under operating leases. Generally, the leases carry renewal provisions and require the payment of maintenance costs. Rental payments may be adjusted for increases in taxes and other costs above specific amounts. Rental expense charged to operations for the years ended December 31, 1993, 1994 and 1995 was approximately $1,254, $1,281 and $1,370, respectively.

     Future minimum payments under noncancellable operating leases with initial or remaining terms of more than one year, are as follows:

                              YEAR ENDING DECEMBER 31,
    ----------------------------------------------------------------------------
           1996.................................................................  $1,269
           1997.................................................................     981
           1998.................................................................     866
           1999.................................................................     764
           2000.................................................................     829
                                                                                  ------
                     Total......................................................  $4,709
                                                                                  ======


     b. Legal matters -- Twin and other encapsulators, and various manufacturers, distributors, suppliers, importers and retailers of added manufactured L-Tryptophan or products containing added manufactured L-Tryptophan are or were defendants in various legal actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing added manufactured L-Tryptophan. As of January 31, 1996, Twin was a named defendant in three of these actions. Although Twin believes that few new lawsuits are likely to be brought because of applicable statutes of limitations, the possibility of future such actions cannot be excluded. Twin and certain other companies in the industry (the "Indemnified Group") have each entered into a Defense and Indemnification Agreement with Showa Denko America, Inc. ("SDA") (the "Indemnification Agreement"), under which SDA has agreed to assume the defense of all claims against any of the Indemnified Group arising out of the ingestion of L-Tryptophan products and to pay all legal fees incurred and indemnify Twin against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by SDA to Twin or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgments. Showa Denko, K.K. ("SDK"), the Japanese parent of SDA and manufacturer of the relevant L-Tryptophan, has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of January 31, 1996, 129 lawsuits in which Twin was a named defendant had been dismissed or settled by SDA at no cost to Twin.



     The total of all damages alleged in each of the remaining three L-Tryptophan actions has not been specified. Twin's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993, is only available with respect to one of the three actions. There can be no assurance that when damages are specified in these actions that the total amount thereof, if

                      TWINLAB CORPORATION AND SUBSIDIARIES
fully awarded against Twin alone and ignoring the existence of the Indemnification Agreement, would not exceed such insurance coverage and would not have a material adverse effect on the Company's results of operations and financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to Twin, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties or by insurance carriers have led management, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's consolidated financial condition or results of operations is remote and no provision in the consolidated financial statements has been made for any loss that may result from these actions. During the year ended December 31, 1993, SDA reimbursed Twin approximately $461 primarily for unsalable L-Tryptophan related merchandise.



     In 1989, Twin received an informal inquiry from the New York Regional Office of the Federal Trade Commission ("FTC") seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding/sports nutrition line of products. In response, Twin submitted scientific substantiation and financial information to the FTC. Twin is currently negotiating this matter with the FTC and has received from the FTC a revised proposed Complaint and Consent Decree (the "Decree") seeking, among other things, injunctive relief restricting certain muscle building, fat loss and other marketing claims in connection with the sale of Twin's weight control, bodybuilding and sports nutrition products. In addition, the Decree seeks payment of $200. If a settlement is not reached, the FTC could pursue injunctive relief and other remedies beyond those currently specified in the Decree. The FTC could also pursue remedies against Twin in federal court. The Company believes that it has adequate scientific substantiation for the claims at issue, and it intends to vigorously defend the matter if a settlement is not reached. The Company has reserved $200 for this matter.


     The Company is also engaged in various other litigation in the ordinary course of business. Management is of the opinion that the amounts which may be awarded or assessed in connection with these matters, if any, will not have a material effect on the consolidated financial statements.

13.  INVESTMENT IN LIMITED PARTNERSHIP

     As a result of investments in certain limited partnerships, Hambrose 3 and 4 ("Partnerships"), Twin entered into an agreement with the Partnerships wherein Twin subscribed to additional limited interests in the Partnerships. Twin also agreed to contribute a total of $360 as "Additional Capital Contribution" to the Partnerships, which consists of a nonrecourse note of $240 and another noninterest-bearing note due in the year 2010 in the amount of $120. In lieu of making the Additional Capital Contribution in cash or subscription note, Twin has assigned 100 percent of certain distribution rights until such time as the assignee has recovered the full amount of the Additional Capital Contribution. Twin is contingently liable to the Partnerships in the amount of approximately $3,450. Management is of the opinion that there will be sufficient income generated from the Partnerships' leasing operations to repay all the debt due and Twin will not be required to make any further cash payments. These investments have not been assigned any value on the accompanying consolidated balance sheets.

     The Hambrose 3 limited partnership has been audited by the Internal Revenue Service ("IRS") for the years ended December 31, 1985 and 1986, at which time Twin was a "C" corporation. A settlement was reached during 1995 in which Twin paid approximately $2,082, including interest. In addition, Twin was responsible for additional state taxes, inclusive of interest of approximately $28. Twin recorded an estimated settlement amount during 1994 totaling $1,982 which was reflected as a nonrecurring charge to operations. An additional $128 of interest was recorded in 1995, and was included in operating expenses in the accompanying consolidated statement of income.

                      TWINLAB CORPORATION AND SUBSIDIARIES

14.  RELATED PARTY TRANSACTIONS

     Natur-Pharma had outstanding notes payable to certain shareholders totaling $1,500 and $500 as of December 31, 1994 and 1995, respectively. Such notes bear interest at ten percent per annum, which is payable semi-annually. Interest expense on such notes was approximately $179, $150 and $100 for the years ended December 31, 1993, 1994 and 1995, respectively. Alvita had outstanding notes payable to certain shareholders totaling $250 as of December 31, 1993. Such notes were repaid in the year ended December 31, 1994. Interest expense on such notes was approximately $23 and $5 for the years ended December 31, 1993 and 1994, respectively. ARP had outstanding notes payable to certain shareholders totaling $346 as of December 31, 1994 and 1995. Such notes are non-interest bearing.

15.  MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

     The Company has two significant customers which accounted for approximately 27 and 19 percent, respectively, of net sales for 1993; 28 and 20 percent, respectively, of net sales for 1994; and 28 and 22 percent, respectively, of net sales for 1995. No other customer accounted for more than 10 percent of net sales in any of the three years ended December 31, 1995.

     The Company's customers are primarily large independent distributors of health food products. At December 31, 1994 and 1995, approximately 69 and 73 percent, respectively, of accounts receivable related to two customers.

16.  SUBSEQUENT EVENTS


     a. Acquisition Agreement and related transactions -- The shareholders of the Companies entered into the Acquisition Agreement, which is dated as of March 5, 1996 and which was consummated on May 7, 1996, pursuant to which, among other things, (i) TLC acquired all of the outstanding capital stock of Natur-Pharma,
(ii) Green Equity Investors II L.P. ("GEI") acquired 480,000 shares (48%) of the common stock of TLC for aggregate consideration of $4,800, and shares of non-voting junior redeemable preferred stock of TLC for aggregate consideration of $37,000, (iii) certain other investors acquired 70,000 shares (7%) of the common stock of TLC (however, each of these other investors own less than 5% of the common stock of TLC) for aggregate consideration of $700 and shares of non-voting senior redeemable preferred stock of TLC for aggregate consideration of $30,000, (iv) certain of the shareholders of the Companies (the "Continuing Shareholders") received from TLC, in exchange for certain of their shares of common stock of Natur-Pharma, 450,000 shares (45%) of the outstanding shares of common stock of TLC, valued at $4,500, and (v) the shareholders of the Companies received a total of $212,500 in consideration of the balance of their shares of common stock of Natur-Pharma and for all of their shares of capital stock of Twin, Alvita, Export, Specialty, B. Bros., and ARP. Of the total cash consideration to the shareholders, approximately $15,300 represented consideration for non-competition agreements entered into by the shareholders of the Companies, which was recognized as a non-recurring expense upon the consummation of the Acquisition Agreement.


     Pursuant to the terms of the Acquisition Agreement, Twin, Alvita, Export, Specialty, and B. Bros. were merged into Natur-Pharma. ARP was merged with Natur-Pharma II, Inc., a wholly owned subsidiary of Natur-Pharma, and Natur-Pharma became a wholly owned subsidiary of TLC. Natur-Pharma changed its name to Twin Laboratories Inc. ("New Twin"). TLC's initial board of directors consists of five of the Continuing Shareholders and three designees of GEI. A majority of TLC's shareholders have the ability to elect a majority of its directors. However, regardless of the composition of the board of directors, pursuant to the terms of the TLC shareholders agreement, a wide range of actions to be taken by TLC require the affirmative approval of both a majority of the Continuing Shareholder directors and a majority of the GEI designee directors. These actions include, but are not limited to, payment of certain dividends, engagement in new businesses, acquisition of other businesses, entering certain contracts, incurring certain debt or obligations, making certain investments, relocation of executive offices, selection of location and date of the annual

                      TWINLAB CORPORATION AND SUBSIDIARIES
shareholders meeting, termination or material modification of any employee benefit plan, selection of auditors or legal counsel, adoption or amendment of strategic plans or operating budgets, and election or termination of any executive officers. In addition, certain fundamental corporate actions, including but not limited to, amendments to the certificate of incorporation, the sale of substantially all of the assets of the Company, and the merger or combination of the Company with another entity additionally require an affirmative vote of holders of at least 80% of the issued and outstanding stock of TLC. Such voting rights are generally effective until such time as the common stock of TLC is publicly held. Because the transactions contemplated by the Acquisition Agreement do not result in a change in control as defined in Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"), the transactions were accounted for as a recapitalization under the guidance of EITF 88-16 and the Companies' historical basis of accounting were applied to the consolidated financial statements of TLC.



     Upon consummation of the Acquisition Agreement, the Companies terminated their S Corporation status. The mergers of Twin, Alvita, Export, Specialty and
B. Bros. into Natur-Pharma were treated as taxable asset purchases for federal and state income tax purposes and as a recapitalization for financial accounting purposes. For federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the closing of the Acquisition Agreement. This resulted in different book and tax asset bases for the assets of these companies, which resulted in deferred tax assets of approximately $57,300.


     Cumulative dividends on the preferred stock accrue at a rate of 14% per annum (in the case of the senior preferred stock) and 11.25% per annum (in the case of the junior preferred stock) and are payable quarterly, if declared by the board of directors. Such dividends are payable in additional shares of preferred stock (valued at the liquidation preference of $1,000 per share plus accrued and unpaid dividends) unless the board of directors, upon a majority vote of directors not affiliated with Leonard Green & Partners, L.P., determines that any such dividends will be paid in cash.

     The redemption price of the preferred stock, as well as the liquidation preference, is $1,000 per share plus accrued and unpaid dividends. The preferred stock may be redeemed, in whole or in part, by TLC at any time, except that (1) no partial redemption can be made by TLC unless all cumulative dividends have been paid on all shares, (2) TLC may not redeem shares of preferred stock at any time when it is making, or is required to make, an offer to purchase preferred stock upon a change of control and (3) so long as any shares of senior preferred stock are outstanding, no shares of junior preferred stock may be redeemed without the consent of the holders of a majority of the outstanding shares of senior preferred stock.

     The preferred stock is subject to mandatory redemption, at the redemption price, including accrued and unpaid dividends, eleven years after the issuance thereof (in the case of the senior preferred stock) or twelve years after the issuance thereof (in the case of the junior preferred stock). In addition, upon a change in control TLC is required to offer to purchase the preferred stock at 101 percent of the liquidation preference thereof, plus accrued and unpaid dividends.

     New Twin obtained additional financing necessary to effect the transactions contemplated by the Acquisition Agreement, repay certain existing indebtedness of the Company, and pay the fees and expenses incurred in connection with the Acquisition Agreement through the incurrence of debt which totalled $153,000. Such debt included: (1) borrowings of $53,000 under a term loan credit facility provided by certain banks, financial institutions and other entities, and (2) gross proceeds of $100,000 from the private placement of subordinated debt. A six-year $15,000 revolving credit facility was also obtained from the term loan lenders, to provide for working capital requirements.

     The term loan is payable in defined percentages over a six-year period. Borrowings under the term loan and revolving credit facilities bear interest, at the borrower's discretion, at either the Alternative Base Rate, as defined, plus a margin of 1.25 percent, or at the Eurodollar Rate, as defined, plus a margin of 2.5 percent. Such

                      TWINLAB CORPORATION AND SUBSIDIARIES
margins are subject to reduction based upon the achievement of certain performance targets, as defined. New Twin also must pay a commitment fee of .5 percent per annum (subject to reduction based on the achievement of certain performance targets, as defined) on the average daily unused portion of the revolving credit facility. These credit facilities are secured by all tangible and intangible assets of New Twin and are subject to certain restrictive covenants including, among other things, the maintenance of defined levels of earnings and certain debt coverage rates, as well as restrictions on additional indebtedness, dividends, investments and certain other significant transactions.


     The subordinated debt matures in ten years and bears interest at a rate of 10 1/4% per annum. The subordinated debt is callable after five years at a premium to par which will decline to par after eight years. During the first three years, New Twin has the option to redeem up to 35 percent of the subordinated debt with the proceeds of a public offering at a redemption price of 109 1/2%. Upon a change of control, as defined, New Twin is required to offer to redeem the subordinated debt at 101 percent of the principal amount plus accrued and unpaid interest. Restrictive covenants on the subordinated debt include, among other things, limitations on additional indebtedness, investments, dividends and certain other significant transactions.



     Borrowings of New Twin under the term loan and revolving credit facilities and the subordinated debt restrict the payment of dividends and the making of loans, advances or other distributions to TLC, except in certain limited circumstances. All assets relating to New Twin and ARP are restricted as to the transfer thereof to TLC as loans, advances and other distributions.



     The subordinated debt is jointly and severally guaranteed by TLC and ARP on a full and unconditional unsecured senior subordinated basis. The assets, results of operations and shareholders' equity of New Twin comprise substantially all of the assets, results of operations and shareholders' equity of TLC on a consolidated basis. TLC has no separate operations and has no significant assets other than TLC's investment in New Twin and, through New Twin, in ARP. New Twin has no direct or indirect subsidiaries other than ARP; and neither New Twin nor ARP has any stockholder other than, respectively, TLC and New Twin. Accordingly, the Company has determined that separate financial statements of New Twin and ARP would not be material to investors and, therefore, are not included herein.



     After giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition Agreement, the condensed financial information of TLC on a stand-alone basis, is as follows (because TLC had no cash prior to the consummation of the Acquisition Agreement, no condensed statements of cash flows are presented):



CONDENSED BALANCE SHEETS



                                                                    DECEMBER 31,
                                                                  -----------------
                                                                   1994      1995
                                                                  -------   -------
  ASSETS
  Investment in subsidiaries....................................  $48,671   $55,405
                                                                  =======   =======
  SHAREHOLDERS' EQUITY
  Common stock ($1.00 par value: 1,000,000 shares authorized;
    450,000 shares outstanding).................................  $   450   $   450
  Additional paid-in capital....................................       68        68
  Retained earnings.............................................   48,153    54,887
                                                                  -------   -------
                                                                  $48,671   $55,405
                                                                  =======   =======



CONDENSED STATEMENTS OF INCOME



                                                                    YEAR ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                   1993      1994      1995
                                                                  -------   -------   -------
  Equity interest in net income of subsidiaries.................  $16,676   $21,693   $30,224
                                                                  =======   =======   =======

                      TWINLAB CORPORATION AND SUBSIDIARIES

     Summarized financial information of New Twin is as follows:



                                                                               SIX MONTHS
                                            YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                         -----------------------------     -------------------
                                          1993       1994       1995         1995       1996
                                         -------   --------   --------     --------   --------
    Current assets....................   $40,178   $ 48,716   $ 58,663     $ 51,402   $ 63,586
    Noncurrent assets.................    15,409     15,990     16,646       17,307     77,577
    Current liabilities...............    10,481     10,480     14,233       17,447     18,543
    Noncurrent liabilities............     4,563      5,555      5,671        5,359    149,094
    Shareholders' equity (deficit)....    40,543     48,671     55,405       45,903    (26,474)
    Net sales.........................    99,897    117,342    148,735       69,820     81,837
    Gross profit......................    37,766     47,095     58,803       27,774     33,985
    Net income (loss).................    16,676     21,693     30,224       13,729       (663)


     Summarized financial information of ARP is as follows:


                                                                                SIX MONTHS
                                               YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                              --------------------------     -----------------
                                               1993     1994      1995         1995      1996
                                              ------   ------   --------     --------   ------
    Current assets.........................   $  763   $1,339   $  1,266     $  1,431   $1,563
    Noncurrent assets......................      173      168        168          171      172
    Current liabilities....................    1,051    1,155      1,211          955    1,292
    Noncurrent liabilities.................       --       --         --           --       --
    Total shareholders' equity (deficit)...     (116)     350        222          647      443
    Net sales..............................    3,188    3,930      5,200        2,726    3,038
    Gross profit...........................       68      711        259          456      467
    Net income (loss)......................      (94)     466       (128)         297      276


     The following unaudited pro forma results of operations assume the transactions contemplated by the Acquisition Agreement occurred as of January 1, 1995. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the transactions contemplated by the Acquisition Agreement in fact occurred at January 1, 1995.


                                                               YEAR ENDED       SIX MONTHS ENDED
                                                            DECEMBER 31, 1995    JUNE 30, 1996
                                                            -----------------   ----------------
    Net sales.............................................      $ 148,735           $ 81,837
    Interest expense......................................         15,684              7,851
    Net income............................................          9,418              6,692

                      TWINLAB CORPORATION AND SUBSIDIARIES

     b. Changes in authorized capital -- In August 1996, the Board of Directors (the "Board") and the stockholders authorized an increase in the number of common shares authorized to 75,000,000 and an increase in the number of shares of preferred stock authorized to 2,000,000, which preferred stock may be issued by the Board on such terms and with such rights, preferences and designations as the Board may determine, without further stockholder action.



     c. Stock incentive plan -- In July 1996, the Board and stockholders of the Company approved and adopted the Twinlab Corporation 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for the issuance of a total of up to 400,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the 1996 Plan. Awards under the 1996 Plan may be made in the form of (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iv) restricted stock and (v) performance shares. Options become exercisable over five years from the date of grant at the rate of 20% of the grant each year.

             ------------------------------------------------------
             ------------------------------------------------------

  ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:
                                    By Mail:
                              FLEET NATIONAL BANK
                                777 MAIN STREET
                                 MSN CT/MO/0224
                          HARTFORD, CONNECTICUT 06115
                     ATTENTION: CORPORATE TRUST OPERATIONS

                           By Hand/Overnight Express:
                              FLEET NATIONAL BANK
                                777 MAIN STREET
                                 MSN CT/MO/0224
                          HARTFORD, CONNECTICUT 06115
                        ATTENTION: CORPORATE OPERATIONS

                            Facsimile Transmission:
                                 (860) 986-7908

                              To confirm receipt:
                              TEL. (860) 986-1271

    (ORIGINALS OF ALL DOCUMENTS SUBMITTED BY FACSIMILE SHOULD BE SENT PROMPTLY BY HAND, OVERNIGHT COURIER OR REGISTERED OR CERTIFIED MAIL)

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                   OFFER TO EXCHANGE ALL OUTSTANDING 10 1/4%
                       SENIOR SUBORDINATED NOTES DUE 2006
                  ($100,000,000 PRINCIPAL AMOUNT) FOR 10 1/4%
                      SENIOR SUBORDINATED NOTES DUE 2006.
                                      TWIN
                                  LABORATORIES
                                      INC.
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               September   , 1996


             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Utah law provides for indemnification of directors and officers as follows:

  16-10a-902 AUTHORITY TO INDEMNIFY DIRECTORS

     (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

          (a) his conduct was in good faith; and

          (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

          (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4) A corporation may not indemnify a director under this section:

          (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

  16-10a-903 MANDATORY INDEMNIFICATION OF DIRECTORS.

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

  16-10a-907 INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS.

     Unless a corporation's articles of incorporation provide otherwise:

          (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

          (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

          (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent , if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

  16-10a-908 INSURANCE.

     A corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Section 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

  16-10a-909 LIMITATIONS OF INDEMNIFICATION OF DIRECTORS.

     (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

     (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

     The Company's Articles of Restatement to the Articles of Incorporation and its By-laws filed as Exhibit 3.1 and 3.2 respectively, to this Registration Statement provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Utah law.

     The Company has obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  2.1   --   Form of Stock Purchase and Sale Agreement, dated as of March 5, 1996, among David
             Blechman, Jean Blechman, Brian Blechman, Neil Blechman, Ross Blechman, Steve
             Blechman, Dean Blechman, Stephen Welling, TLG Laboratories Holding Corp. ("TLC"),
             Natur-Pharma Inc. and Green Equity Investors II, L.P. ("GEI II") (the "Stock
             Purchase and Sale Agreement") (incorporated by reference to Exhibit 2.1 to the
             Registration Statement on Form S-1, dated June 4, 1996, filed by TLC, Registration
             No. 333-05191; "TLC S-1").


 2.1.1  --   Form of Amendment to the Stock Purchase and Sale Agreement, dated May 6, 1996
             (incorporated by reference to Exhibit 2.1.1 to TLC S-1).
  3.1   --   Form of Articles of Restatement to the Articles of Incorporation of the Company.**
  3.2   --   Form of By-laws of the Company.**
  3.3   --   Form of Articles of Amendment to Articles of Incorporation of the Company.**
  3.4   --   Form of Second Amended and Restated Certificate of Incorporation of TLC.*
  3.5   --   Form of Amended and Restated By-laws of TLC.*
  3.6   --   Intentionally Omitted.
  3.7   --   Form of Restated Certificate of Incorporation of Advanced Research Press, Inc.
             ("ARP").**

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  3.8   --   Form of By-laws of ARP.**
  4.1   --   Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"), ARP and TLC,
             (together, the "Guarantors") and Fleet National Bank, as Trustee, Registrar, Paying
             Agent and Securities Agent, regarding Twin's 10 1/4% Senior Subordinated Notes due
             2006 ("the Old Notes") and the 10 1/4% Senior Subordinated Notes due 2006 (the
             "Exchange Notes") to be issued in exchange therefor (incorporated by reference to
             Exhibit 4.2 to TLC S-1).
  4.2   --   Form of Registration Rights Agreement dated as of May 7, 1996 among Twin, the
             Guarantors, Donaldson, Lufkin & Jenrette Securities Corporation and Chemical
             Securities Inc. (the "Initial Purchasers") (incorporated by reference to Exhibit
             10.27 to TLC S-1).
  4.3   --   Form of Purchase Agreement, dated May 1, 1996, among Twin, the Guarantors and the
             Initial Purchasers.**
  4.4   --   Form of Credit and Guarantee Agreement, dated May 7, 1996, among Twin, TLC, the financial institutions named therein, Chemical Bank as Administrative Agent and The
             Bank of New York as Documentation Agent (incorporated by reference to Exhibit 4.3 to TLC S-1).
  5.1   --   Form of Opinion of Kramer, Levin, Naftalis & Frankel.*
  5.2   --   Form of Opinion of Ray, Quinney & Nebeker.*
  8.1   --   Form of Opinion re Tax Matters of Kramer, Levin, Naftalis & Frankel.*
 10.1   --   Form of Guarantee and Collateral Agreement, dated May 7, 1996, among TLC, Twin, and
             ARP in favor of Chemical Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to TLC S-1).
 10.2   --   Form of Term Note (incorporated by reference to Exhibit 10.2 to TLC S-1).
 10.3   --   Form of Revolving Credit Note (incorporated by reference to Exhibit 10.3 to TLC
             S-1).
 10.4   --   Form of Swing Line Note (incorporated by reference to Exhibit 10.4 to TLC S-1).
 10.5   --   Form of Mortgage and Security Agreement, dated May 7, 1996, from TLC to Chemical
             Bank, as Administrative Agent (incorporated by reference to Exhibit 10.5 to TLC
             S-1).
 10.6   --   Form of Deed of Trust, dated May 7, 1996, from Twin to First American Title Company of Utah, Trustee for the use and benefit of Chemical Bank, as Administrative Agent,
             Beneficiary (incorporated by reference to Exhibit 10.6 to TLC S-1).
 10.7   --   Intentionally Omitted.
 10.8   --   Stockholders Agreement, dated May 7, 1996, among Brian Blechman, Neil Blechman,
             Ross Blechman, Steve Blechman, Dean Blechman and Stephen Welling, TLC and GEI
             (incorporated by reference to Exhibit 10.8 to TLC S-1).
 10.9   --   Secondary Stockholders Agreement among Brian Blechman, Neil Blechman, Ross
             Blechman, Steve Blechman, Dean Blechman and Stephen Welling, TLC, GEI, DLJ
             Investment Funding, Inc., DLJ Investment Partners, L.P., Chase Equity Associates,
             L.P., PMI Mezzanine Fund, L.P. and State Treasurer of the State of Michigan,
             Custodian of the Michigan Public School Employees' Retirement System, State
             Employees' Retirement System, Michigan State Police Retirement System, and Michigan
             Judges Retirement System (incorporated by reference to Exhibit 10.9 to TLC S-1).
 10.10  --   Employment Agreement, dated May 7, 1996, between Twin and Brian Blechman
             (incorporated by reference to Exhibit 10.10 to TLC S-1).
 10.11  --   Employment Agreement, dated May 7, 1996, between Twin and Neil Blechman
             (incorporated by reference to Exhibit 10.11 to TLC S-1).
 10.12  --   Employment Agreement, dated May 7, 1996, between Twin and Ross Blechman
             (incorporated by reference to Exhibit 10.12 to TLC S-1).
 10.13  --   Employment Agreement, dated May 7, 1996, between Twin and Steve Blechman
             (incorporated by reference to Exhibit 10.13 to TLC S-1).
 10.14  --   Employment Agreement, dated May 7, 1996, between Twin and Dean Blechman
             (incorporated by reference to Exhibit 10.14 to TLC S-1).

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
 10.15  --   Employment Agreement, dated May 7, 1996, between Twin and Stephen Welling
             (incorporated by reference to Exhibit 10.15 to TLC S-1).
 10.16  --   Consulting Agreement, dated May 7, 1996, between Twin and David Blechman
             (incorporated by reference to Exhibit 10.16 to TLC S-1).
 10.17  --   Consulting Agreement, dated May 7, 1996, between Twin and Jean Blechman
             (incorporated by reference to Exhibit 10.17 to TLC S-1).
 10.18  --   Noncompetition Agreement, dated May 7, 1996, between TLC and David Blechman
             (incorporated by reference to Exhibit 10.18 to TLC S-1).
 10.19  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Jean Blechman
             (incorporated by reference to Exhibit 10.19 to TLC S-1).
 10.20  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Brian Blechman
             (incorporated by reference to Exhibit 10.20 to TLC S-1).
 10.21  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Neil Blechman
             (incorporated by reference to Exhibit 10.21 to TLC S-1).
 10.22  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Ross Blechman
             (incorporated by reference to Exhibit 10.22 to Holding's S-1).
 10.23  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Steve Blechman
             (incorporated by reference to Exhibit 10.23 to TLC S-1).
 10.24  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Dean Blechman
             (incorporated by reference to Exhibit 10.24 to TLC S-1).
 10.25  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Stephen Welling
             (incorporated by reference to Exhibit 10.25 to TLC S-1).
 10.26  --   Management Services Agreement, dated May 7, 1996, between Twin and Leonard Green &
             Partners, L.P. (incorporated by reference to Exhibit 10.26 to TLC S-1).
 12     --   Computation of Ratio of Earnings to Fixed Charges.*
 21.1   --   List of Twin's Subsidiaries.**
 23.1   --   Consent of Deloitte & Touche LLP.*
 23.2   --   Consents of Kramer, Levin, Naftalis & Frankel (to be contained in the opinions to be filed as Exhibits 5.1 and 8.1 hereto).
 23.3   --   Consent of Ray, Quinney & Nebeker (to be contained in the opinion to be filed as
             Exhibit 5.2 hereto).
 25     --   Form T-1 Statement of Eligibility and Qualification of Fleet National Bank, as
             trustee.**
 27     --   Financial Data Schedule (incorporated by reference to Exhibit 27 to Amendment No. 3 to TLC S-1, filed July 22, 1996).
 99.1   --   Form of Letter of Transmittal.**
 99.2   --   Form of Notice of Guaranteed Delivery.**
 99.3   --   Form of Exchange Agent Agreement.*


- ---------------

 * Filed herewith.

** Previously filed.


     (b) Financial Statement Schedule

          (i) Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes therein.

ITEM 22.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.


     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, New York, on September 18, 1996.



                                          TWIN LABORATORIES INC.


                                          By:      /s/  ROSS BLECHMAN

                                          --------------------------------------
                                                      Ross Blechman
                                          Chairman of the Board, Chief Executive
                                                         Officer
                                                      and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                               TITLE(S)                  DATE
- ---------------------------------------------    --------------------------  ------------------
                  /s/  ROSS BLECHMAN             Chairman of the Board,      September 18, 1996
- ---------------------------------------------      Chief Executive Officer,
                Ross Blechman                      President and Director
                                                   (Principal Executive
                                                   Officer)
                  /s/  NEIL BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
                Neil Blechman
                 /s/  BRIAN BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director (Principal
               Brian Blechman                      Financial and Accounting
                                                   Officer)
                 /s/  STEVE BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
               Steve Blechman
                  /s/  DEAN BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
                Dean Blechman
            /s/  JONATHAN D. SOKOLOFF            Director                    September 18, 1996
- ---------------------------------------------
            Jonathan D. Sokoloff
                /s/  JOHN G. DANHAKL             Director                    September 18, 1996
- ---------------------------------------------
               John G. Danhakl
          /s/  JENNIFER HOLDEN DUNBAR            Director                    September 18, 1996
- ---------------------------------------------
           Jennifer Holden Dunbar

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, New York, on September 18, 1996.



                                          TWINLAB CORPORATION


                                          By:      /s/  ROSS BLECHMAN

                                          --------------------------------------
                                                      Ross Blechman
                                          Chairman of the Board, Chief Executive
                                                         Officer
                                                      and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                               TITLE(S)                  DATE
- ---------------------------------------------    --------------------------  ------------------
                   /s/  ROSS BLECHMAN            Chairman of the Board,      September 18, 1996
- ---------------------------------------------      Chief Executive Officer,
                Ross Blechman                      President and Director
                                                   (Principal Executive
                                                   Officer)
                  /s/  NEIL BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
                Neil Blechman
                 /s/  BRIAN BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director (Principal
               Brian Blechman                      Financial and Accounting
                                                   Officer)
                 /s/  STEVE BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
               Steve Blechman
                  /s/  DEAN BLECHMAN             Executive Vice President    September 18, 1996
- ---------------------------------------------      and Director
                Dean Blechman
             /s/  JONATHAN D. SOKOLOFF           Director                    September 18, 1996
- ---------------------------------------------
            Jonathan D. Sokoloff
                /s/  JOHN G. DANHAKL             Director                    September 18, 1996
- ---------------------------------------------
               John G. Danhakl
           /s/  JENNIFER HOLDEN DUNBAR           Director                    September 18, 1996
- ---------------------------------------------
           Jennifer Holden Dunbar

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, New York, on September 18, 1996.


                                          ADVANCED RESEARCH PRESS, INC.

                                          By:      /s/  STEVE BLECHMAN

                                          --------------------------------------
                                                      Steve Blechman
                                          Chairman of the Board, Chief Executive
                                                         Officer
                                                      and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                              TITLE(S)                   DATE
- ---------------------------------------------    -------------------------  --------------------
                 /s/  STEVE BLECHMAN             Chairman of the Board,      September 18, 1996
- ---------------------------------------------      Chief Executive
               Steve Blechman                      Officer, President and
                                                   Director (Principal
                                                   Executive Officer)
                  /s/  NEIL BLECHMAN             Executive Vice President   September 18, 1996
- ---------------------------------------------      and Director
                Neil Blechman
                 /s/  BRIAN BLECHMAN             Executive Vice President   September 18, 1996
- ---------------------------------------------      and Director (Principal
               Brian Blechman                      Financial and
                                                   Accounting Officer)
                  /s/  ROSS BLECHMAN             Executive Vice President   September 18, 1996
- ---------------------------------------------      and Director
                Ross Blechman
                  /s/  DEAN BLECHMAN             Executive Vice President   September 18, 1996
- ---------------------------------------------      and Director
                Dean Blechman
            /s/  JONATHAN D. SOKOLOFF            Director                   September 18, 1996
- ---------------------------------------------
            Jonathan D. Sokoloff
                /s/  JOHN G. DANHAKL             Director                   September 18, 1996
- ---------------------------------------------
               John G. Danhakl
          /s/  JENNIFER HOLDEN DUNBAR            Director                   September 18, 1996
- ---------------------------------------------
           Jennifer Holden Dunbar

                                                                     SCHEDULE II

                      TWINLAB CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                           COLUMN C
                                                    -----------------------
                                         COLUMN B
                                         --------          ADDITIONS                     COLUMN E
                                         BALANCE    -----------------------              --------
                                            AT                   CHARGED TO   COLUMN D   BALANCE
               COLUMN A                  BEGINNING  CHARGED TO     OTHER      --------    AT END
- ---------------------------------------     OF       COST AND     ACCOUNTS    DEDUCTIONS    OF
             DESCRIPTIONS                 PERIOD     EXPENSES    -- DESCRIBE  -- DESCRIBE  PERIOD
- ---------------------------------------  --------   ----------   ----------   --------   --------
YEAR ENDED DECEMBER 31, 1995:
Allowance for bad debts................    $ 63        $169         $ --        $ 55(1)    $177
                                         =========  ========     ========     ========== =========
Reserve for excess and slow moving
  inventory............................    $100        $415         $ --        $ --       $515
                                         =========  ========     ========     ========== =========
YEAR ENDED DECEMBER 31, 1994:
Allowance for bad debts................    $123        $(59)        $ --        $  1(1)    $ 63
                                         =========  ========     ========     ========== =========
Reserve for excess and slow moving
  inventory............................    $ --        $100         $ --        $ --       $100
                                         =========  ========     ========     ========== =========
YEAR ENDED DECEMBER 31, 1993:
Allowance for bad debts................    $126        $ --         $ --        $  3(1)    $123
                                         =========  ========     ========     ========== =========
Reserve for excess and slow moving
  inventory............................    $ --        $ --         $ --        $ --       $ --
                                         =========  ========     ========     ========== =========

- ---------------

(1) Amounts written off.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  2.1   --   Form of Stock Purchase and Sale Agreement, dated as of March 5, 1996, among David
             Blechman, Jean Blechman, Brian Blechman, Neil Blechman, Ross Blechman, Steve
             Blechman, Dean Blechman, Stephen Welling, TLG Laboratories Holding Corp. ("TLC"),
             Natur-Pharma Inc. and Green Equity Investors II, L.P. ("GEI II") (the "Stock
             Purchase and Sale Agreement") (incorporated by reference to Exhibit 2.1 to the
             Registration Statement on Form S-1, dated June 4, 1996, filed by TLC, Registration
             No. 333-05191; "TLC S-1").
 2.1.1  --   Form of Amendment to the Stock Purchase and Sale Agreement, dated May 6, 1996
             (incorporated by reference to Exhibit 2.1.1 to TLC S-1).
  3.1   --   Form of Articles of Restatement to the Articles of Incorporation of the Company.**
  3.2   --   Form of By-laws of the Company.**
  3.3   --   Form of Articles of Amendment to Articles of Incorporation of the Company.**
  3.4   --   Form of Second Amended and Restated Certificate of Incorporation of TLC.*
  3.5   --   Form of Amended and Restated By-laws of TLC.*
  3.6   --   Intentionally Omitted.
  3.7   --   Form of Restated Certificate of Incorporation of Advanced Research Press, Inc.
             ("ARP").**
  3.8   --   Form of By-laws of ARP.**
  4.1   --   Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"), ARP and TLC,
             (together, the "Guarantors") and Fleet National Bank, as Trustee, Registrar, Paying
             Agent and Securities Agent, regarding Twin's 10 1/4% Senior Subordinated Notes due
             2006 ("the Old Notes") and the 10 1/4% Senior Subordinated Notes due 2006 (the
             "Exchange Notes") to be issued in exchange therefor (incorporated by reference to
             Exhibit 4.2 to TLC S-1).
  4.2   --   Form of Registration Rights Agreement dated as of May 7, 1996 among Twin, the
             Guarantors, Donaldson, Lufkin & Jenrette Securities Corporation and Chemical
             Securities Inc. (the "Initial Purchasers") (incorporated by reference to Exhibit
             10.27 to TLC S-1).
  4.3   --   Form of Purchase Agreement, dated May 1, 1996, among Twin, the Guarantors and the
             Initial Purchasers.**
  4.4   --   Form of Credit and Guarantee Agreement, dated May 7, 1996, among Twin, TLC, the financial institutions named therein, Chemical Bank as Administrative Agent and The
             Bank of New York as Documentation Agent (incorporated by reference to Exhibit 4.3 to TLC S-1).
  5.1   --   Form of Opinion of Kramer, Levin, Naftalis & Frankel.*
  5.2   --   Form of Opinion of Ray, Quinney & Nebeker.*
  8.1   --   Form of Opinion re Tax Matters of Kramer, Levin, Naftalis & Frankel.*
 10.1   --   Form of Guarantee and Collateral Agreement, dated May 7, 1996, among TLC, Twin, and
             ARP in favor of Chemical Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to TLC S-1).
 10.2   --   Form of Term Note (incorporated by reference to Exhibit 10.2 to TLC S-1).
 10.3   --   Form of Revolving Credit Note (incorporated by reference to Exhibit 10.3 to TLC
             S-1).
 10.4   --   Form of Swing Line Note (incorporated by reference to Exhibit 10.4 to TLC S-1).
 10.5   --   Form of Mortgage and Security Agreement, dated May 7, 1996, from TLC to Chemical
             Bank, as Administrative Agent (incorporated by reference to Exhibit 10.5 to TLC
             S-1).
 10.6   --   Form of Deed of Trust, dated May 7, 1996, from Twin to First American Title Company of Utah, Trustee for the use and benefit of Chemical Bank, as Administrative Agent,
             Beneficiary (incorporated by reference to Exhibit 10.6 to TLC S-1).
 10.7   --   Intentionally Omitted.
 10.8   --   Stockholders Agreement, dated May 7, 1996, among Brian Blechman, Neil Blechman,
             Ross Blechman, Steve Blechman, Dean Blechman and Stephen Welling, TLC and GEI
             (incorporated by reference to Exhibit 10.8 to TLC S-1).

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
 10.9   --   Secondary Stockholders Agreement among Brian Blechman, Neil Blechman, Ross
             Blechman, Steve Blechman, Dean Blechman and Stephen Welling, TLC, GEI, DLJ
             Investment Funding, Inc., DLJ Investment Partners, L.P., Chase Equity Associates,
             L.P., PMI Mezzanine Fund, L.P. and State Treasurer of the State of Michigan,
             Custodian of the Michigan Public School Employees' Retirement System, State
             Employees' Retirement System, Michigan State Police Retirement System, and Michigan
             Judges Retirement System (incorporated by reference to Exhibit 10.9 to TLC S-1).
 10.10  --   Employment Agreement, dated May 7, 1996, between Twin and Brian Blechman
             (incorporated by reference to Exhibit 10.10 to TLC S-1).
 10.11  --   Employment Agreement, dated May 7, 1996, between Twin and Neil Blechman
             (incorporated by reference to Exhibit 10.11 to TLC S-1).
 10.12  --   Employment Agreement, dated May 7, 1996, between Twin and Ross Blechman
             (incorporated by reference to Exhibit 10.12 to TLC S-1).
 10.13  --   Employment Agreement, dated May 7, 1996, between Twin and Steve Blechman
             (incorporated by reference to Exhibit 10.13 to TLC S-1).
 10.14  --   Employment Agreement, dated May 7, 1996, between Twin and Dean Blechman
             (incorporated by reference to Exhibit 10.14 to TLC S-1).
 10.15  --   Employment Agreement, dated May 7, 1996, between Twin and Stephen Welling
             (incorporated by reference to Exhibit 10.15 to TLC S-1).
 10.16  --   Consulting Agreement, dated May 7, 1996, between Twin and David Blechman
             (incorporated by reference to Exhibit 10.16 to TLC S-1).
 10.17  --   Consulting Agreement, dated May 7, 1996, between Twin and Jean Blechman
             (incorporated by reference to Exhibit 10.17 to TLC S-1).
 10.18  --   Noncompetition Agreement, dated May 7, 1996, between TLC and David Blechman
             (incorporated by reference to Exhibit 10.18 to TLC S-1).
 10.19  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Jean Blechman
             (incorporated by reference to Exhibit 10.19 to TLC S-1).
 10.20  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Brian Blechman
             (incorporated by reference to Exhibit 10.20 to TLC S-1).
 10.21  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Neil Blechman
             (incorporated by reference to Exhibit 10.21 to TLC S-1).
 10.22  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Ross Blechman
             (incorporated by reference to Exhibit 10.22 to Holding's S-1).
 10.23  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Steve Blechman
             (incorporated by reference to Exhibit 10.23 to TLC S-1).
 10.24  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Dean Blechman
             (incorporated by reference to Exhibit 10.24 to TLC S-1).
 10.25  --   Noncompetition Agreement, dated May 7, 1996, between TLC and Stephen Welling
             (incorporated by reference to Exhibit 10.25 to TLC S-1).
 10.26  --   Management Services Agreement, dated May 7, 1996, between Twin and Leonard Green &
             Partners, L.P. (incorporated by reference to Exhibit 10.26 to TLC S-1).
 12     --   Computation of Ratio of Earnings to Fixed Charges.*
 21.1   --   List of Twin's Subsidiaries.**
 23.1   --   Consent of Deloitte & Touche LLP.*
 23.2   --   Consents of Kramer, Levin, Naftalis & Frankel (to be contained in the opinions to be filed as Exhibits 5.1 and 8.1 hereto).
 23.3   --   Consent of Ray, Quinney & Nebeker (to be contained in the opinion to be filed as
             Exhibit 5.2 hereto).

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
 25     --   Form T-1 Statement of Eligibility and Qualification of Fleet National Bank, as
             trustee.**
 27     --   Financial Data Schedule (incorporated by reference to Exhibit 27 to Amendment No. 3 to TLC S-1, filed July 22, 1996).
 99.1   --   Form of Letter of Transmittal.**
 99.2   --   Form of Notice of Guaranteed Delivery.**
 99.3   --   Form of Exchange Agent Agreement.*


- ---------------


 * Filed herewith.


** Previously filed.